    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 2, 1999

                                                    REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                 REEL.COM, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             5735                            94-3295023
   (STATE OR OTHER JURISDICTION       (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
        OF INCORPORATION)             CLASSIFICATION CODE NUMBER)           IDENTIFICATION NUMBER)

                                 REEL.COM, INC.
                          1400 65TH STREET, SUITE 250
                              EMERYVILLE, CA 94608
                                 (510) 549-3333
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                   ALEX BOND
                            CHIEF FINANCIAL OFFICER
                                 REEL.COM, INC.
                          1400 65TH STREET, SUITE 250
                              EMERYVILLE, CA 94608
                                 (510) 549-3333
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:

      NORA L. GIBSON, ESQ.              ROBERT J. MOORMAN, ESQ.           KENNETH L. GUERNSEY, ESQ.
      ARMANDO CASTRO, ESQ.                  STOEL RIVES LLP                CYDNEY S. POSNER, ESQ.
     PETER S. BUCKLAND, ESQ.              900 SW FIFTH AVENUE                PAUL D. HUIE, ESQ.
   PATRICK J. O'LOUGHLIN, ESQ.          PORTLAND, OR 97204-1268              JASON THRONE, ESQ.
        INGRID TUNG, ESQ.                   (503) 224-3380                   COOLEY GODWARD LLP
 BROBECK PHLEGER & HARRISON, LLP                                       ONE MARITIME PLAZA, 20TH FLOOR
 ONE MARKET, SPEAR STREET TOWER                                            SAN FRANCISCO, CA 94111
     SAN FRANCISCO, CA 94105                                                   (415) 693-2000
         (415) 442-0900

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
                                                                 PROPOSE MAXIMUM
                   TITLE OF EACH CLASS OF                       AGGREGATE OFFERING          AMOUNT OF
                SECURITIES TO BE REGISTERED                          PRICE(1)            REGISTRATION FEE
------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value................................       $60,000,000               $15,840
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) promulgated under the Securities Act of 1933, as amended.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      The information in this prospectus is not complete and may be changed. Underwriters may not confirm sales of these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                 SUBJECT TO COMPLETION, DATED DECEMBER 2, 1999
PROSPECTUS

                                             Shares

                                     [LOGO]

                                  Common Stock

     This is an initial public offering of common stock by Reel.com. The
estimated initial public offering price will be between $          and $     per
share.
                            ------------------------

     Prior to this offering, there has been no public market for the common stock. Reel.com has applied to have the common stock approved for quotation on the Nasdaq National Market under the symbol REEL.
                            ------------------------

                                                              PER SHARE     TOTAL
                                                              ---------     -----
Initial public offering price...............................   $           $
Underwriting discounts and commissions......................   $           $
Proceeds to Reel.com, Inc., before expenses.................   $           $

     Reel.com has granted the underwriters an option for a period of 30 days to
purchase up to           additional shares of common stock.
                            ------------------------

         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 8.
                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

HAMBRECHT & QUIST
               BANC OF AMERICA SECURITIES LLC
                               DAIN RAUSCHER WESSELS
                                            WIT CAPITAL CORPORATION

             , 2000

                                   [ARTWORK]

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    4
Risk Factors................................................    8
Forward-Looking Statements..................................   25
Use of Proceeds.............................................   26
Dividend Policy.............................................   26
Capitalization..............................................   27
Dilution....................................................   28
Selected Financial Data.....................................   29
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   31
Business....................................................   41
Management..................................................   56
Certain Transactions........................................   65
Principal Stockholders......................................   71
Description of Capital Stock................................   72
Description of Parent Company Indebtedness..................   74
Shares Eligible for Future Sale.............................   75
Underwriting................................................   77
Validity of the Issuance of the Common Stock................   79
Experts.....................................................   79
Where You Can Find Additional Information...................   79
Index to Financial Statements...............................  F-1

                            ------------------------

     Information contained on our Website does not constitute part of this prospectus. "Reel" is a registered trademark of Reel.com, Inc. "Reel.com," "Movie Matches," "Movie Anatomy" and "Reel Snapshot" are also trademarks of Reel.com, Inc. All brand names and trademarks appearing in this prospectus are the property of their respective holders.

     This prospectus contains statistical data about the Internet and the filmed entertainment industry. This data was obtained from industry publications and reports. We have not independently verified this data and cannot guarantee its accuracy or completeness.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and our financial statements, appearing elsewhere in this prospectus.

REEL.COM, INC.

     Reel.com is a premier online destination for film-related content and commerce. Through our Website, we provide consumers with an intuitive, entertaining environment in which they can access a wide variety of film-related information, such as news, film reviews, trivia, interviews, film clips and editorial recommendations, and purchase a broad range of films. Our original editorial content, coupled with our extensive selection of approximately 50,000 titles on videocassette and digital versatile disc, or DVD, provide a source of film exploration and acquisition and encourage regular, active use of our Website. With our audience of film consumers and enthusiasts, we believe we are well positioned to offer a valuable marketing platform for film studios, advertisers and merchants. In addition, our relationship with our parent company, Hollywood Entertainment Corporation, which operates more than 1,500 Hollywood Video stores, provides us with substantial opportunities for marketing to its members.

     We have a strong online commerce brand and have experienced significant momentum in our customer traffic and online sales. We were rated one of the top 10 most recognized Internet commerce brands by Opinion Research Corporation International in August 1999, and we were recently named "the best place to buy movies" by Yahoo! Internet Life. According to Media Metrix, the number of unique visitors to our Website increased from 848,000 in January 1999 to approximately
1.4 million in September 1999. Our revenue has increased from approximately $8.6 million for the nine months ended September 30, 1998 to approximately $21.6 million for the nine months ended September 30, 1999.

THE OPPORTUNITY FOR AN ONLINE FILMED ENTERTAINMENT DESTINATION

     Filmed entertainment is an increasingly popular pastime. According to Forrester Research, Inc., there are over 70,000 titles in release, and Veronis, Suhler & Associates, Inc. estimates that approximately 400 new films are released each year. The broad appeal of films has led to substantial consumer spending. Paul Kagan Associates, Inc. projects that domestic consumer spending in 1999 will total $7.1 billion at the box-office, $16.5 billion for the rental and sale of videocassettes and DVDs and $6.0 billion for cable and satellite subscriptions.

     There is an extensive amount of information relating to the large number of films in existence as well as industry news, film reviews and biographical information on actors and directors. The Internet creates an opportunity to offer products in the context of relevant and entertaining content, enabling an online film destination to market and drive demand for a wide range of films. We believe a significant opportunity exists to create an online filmed entertainment destination that is the premier source for film consumers and enthusiasts to discover new films, search for film-related information and purchase films and related products. By integrating many of the elements that influence film-viewing decisions with a broad product selection, a filmed entertainment destination can provide a one-stop information-gathering and shopping experience. Such a destination could be an attractive platform for film studios to promote new releases and other titles to a broad range of film consumers.

OUR SOLUTION

     Reel.com is a leading online destination for discovering new films, searching for film-related information and purchasing films. The key components of our solution include:

     - engaging content, such as news, film reviews, trivia, interviews, film clips and editorial recommendations, to inform and entertain visitors;

     - extensive product selection and a superior shopping experience; and

     - powerful promotional outlet for studios and advertisers to reach a highly desirable group of consumers.

OUR STRATEGY

     Our objective is to become the leading online destination for film-related content, commerce and community. Key elements of our strategy include:

     - continuing to offer compelling value and enhance the customer experience through expanding our selection, offering competitive pricing and improving the functionality of our Website;

     - capitalizing on our content team and strategic alliances to offer informative and innovative content, including rich media;

     - continuing to build and expand brand recognition to make the Reel.com name synonymous with the best selection of filmed entertainment and related original content available;

     - building an online community for our users to interact and share opinions, reviews, ideas and other film-related information;

     - leveraging our online commerce position, brand, operating infrastructure and customer base to increase advertising revenue and diversify revenue streams; and

     - capitalize on new technologies that increase bandwidth and enable the digital distribution of full-length filmed entertainment directly to consumers.

                             CORPORATE INFORMATION

     Reel.com became a limited liability company in 1996 and a Delaware corporation in April 1998. We were reorganized as a Delaware corporation and wholly-owned subsidiary of Hollywood Entertainment in October 1998. Our executive offices are located at 1400 65th Street, Emeryville, CA 94608, and our telephone number is (510) 549-3333. References in this prospectus to "us" or "we" are to Reel.com, Inc. References to our "parent" are to Hollywood Entertainment Corporation. Our main Website address is www.reel.com. The reference to our Internet address does not constitute incorporation by reference of the information contained at this Website.

                                  THE OFFERING

COMMON STOCK OFFERED BY REEL.COM............                   shares

COMMON STOCK TO BE OUTSTANDING AFTER THIS
OFFERING....................................                   shares

USE OF PROCEEDS.............................    For marketing activities,
                                                repayment of indebtedness to our
                                                parent, content and technology
                                                development, capital
                                                expenditures and other general
                                                corporate purposes, including
                                                working capital. See "Use of
                                                Proceeds."

PROPOSED NASDAQ NATIONAL MARKET SYMBOL......    REEL

     Unless otherwise indicated, all information in this prospectus relating to our outstanding capital stock, options and warrants is based upon information as
of             , 2000, assumes that the over-allotment option will not be
exercised, and reflects a      for      split of our outstanding shares of
common stock.

                             SUMMARY FINANCIAL DATA
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

     The information in this prospectus summary excludes                shares
of common stock reserved for issuance under our stock incentive plans,
               of which were subject to options outstanding as of              ,
2000 at a weighted average exercise price of $     . It also assumes no exercise
of the underwriters' over-allotment option. The Actual column reflects our capitalization as of September 30, 1999 on a historical basis, with adjustments for the subsequent split of our outstanding shares of common stock. The Pro Forma column in the table below reflects our Actual capitalization as of September 30, 1999 with adjustments for the conversion of a loan amount of $ million from Hollywood Entertainment to additional paid-in capital, automatically upon completion of this offering. The Pro Forma As Adjusted column in the table below reflects our capitalization as of September 30, 1999 with the preceding Pro Forma adjustments and the application of the estimated net proceeds from our sale of common stock in this offering at an assumed initial
public offering price of $     per share. Our independent auditors' report on
our financial statements was prepared on the assumption that we will continue as a going concern. The report acknowledges that we have incurred losses in each of the last three fiscal years and that we anticipate that additional funding will be required to sustain operations. These conditions cause substantial doubt as to our ability to continue as a going concern. For a more complete discussion regarding our historical financial information, please see the notes to our financial statements included elsewhere in this prospectus.

                                                                                        NINE MONTHS ENDED
                                                              YEAR ENDED DECEMBER 31,     SEPTEMBER 30,
                                                              -----------------------   -----------------
                                                              1996    1997    1998(1)    1998      1999
                                                              ----   ------   -------   -------   -------
STATEMENT OF OPERATIONS DATA:
Net revenue.................................................  $ --   $  745   $15,040   $ 8,568   $21,613
  Operating expenses:
    Cost of net revenue.....................................    --      547    16,860    10,113    22,707
    Marketing and sales.....................................    53      570    13,216     8,102    16,672
    Product development.....................................   483      951     4,333     2,948     6,777
    General and administrative..............................   223    1,475     3,077     2,342     4,133
    Amortization of intangible assets and goodwill(2).......    --       --    12,544        --    37,631
    Write-off of purchased research and development(2)......    --       --     1,900        --        --
    Stock-based compensation(3).............................    --       --       605       605        --

---------------
(1) The summary financial data for fiscal 1998 combines data from the nine months ended September 30, 1998, when we operated as an independent company, and the three months ended December 31, 1998, when we operated as a wholly-owned subsidiary of Hollywood Entertainment.

(2) Effective October 1, 1998, Hollywood Entertainment acquired all of the outstanding shares of Reel.com, Inc. The acquisition was accounted for using the purchase method of accounting. Of the total purchase price, $5.3 million was allocated to net liabilities assumed, $8.7 million to identified intangible assets, including developed database content of $1.1 million, in-process research and development of $1.9 million, purchased trademark and trade name of $3.6 million, workforce of $2.1 million and the remainder of $93.5 million to goodwill. Except for in-process research and development, which was immediately written off, the intangible assets are being amortized over their estimated useful lives of two years.

(3) Amount represents stock-based compensation computed for stock options issued to employees prior to our acquisition by Hollywood Entertainment.

                                                                       SEPTEMBER 30, 1999
                                                              ------------------------------------
                                                                                      PRO FORMA
                                                              ACTUAL    PRO FORMA    AS ADJUSTED
                                                              -------   ---------   --------------
BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $    15    $             $
  Total assets..............................................   59,759
  Long-term debt (less current portion).....................   42,483
  Stockholders' equity......................................    5,744

                                  RISK FACTORS

     You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. Any of the following risks could harm our business, results of operations and financial condition and could result in a complete loss of your investment.

RISKS RELATED TO OUR BUSINESS

OUR PROSPECTS ARE DIFFICULT TO FORECAST BECAUSE WE HAVE ONLY BEEN OPERATING OUR BUSINESS SINCE 1996.

     We began selling film products in April 1997 and, accordingly, we have a very limited operating history. Moreover, from October 1998 to the present, we have not operated as an independent company, but rather as a subsidiary of our parent, Hollywood Entertainment. In addition, most of our management team has only recently joined our company and does not have experience working together. You must consider our prospects in light of the risks frequently encountered by companies in their early stages of development, particularly companies in the new and rapidly evolving online commerce market. These risks include, but are not limited to, the inability to respond promptly to changes in a rapidly evolving and unpredictable business environment and the inability to manage growth. To address these risks, we must, among other things:

     - successfully implement our business and marketing strategies;

     - expand our customer base;

     - continue to develop and upgrade our Website and transaction-processing and inventory-management systems;

     - provide superior fulfillment and customer service;

     - respond to competitive developments; and

     - attract and retain qualified personnel.

     If we are unable to successfully address these and other risks, our business, prospects, financial condition and results of operations will be adversely affected.

WE HAVE A HISTORY OF LOSSES AND WE EXPECT TO CONTINUE TO INCUR LOSSES FOR THE FORESEEABLE FUTURE. IF WE ARE UNABLE TO OBTAIN SUFFICIENT FINANCING OUR ABILITY TO CONTINUE AS A GOING CONCERN WOULD BE IN DOUBT.

     To date, we have not been profitable, and aggregate losses from inception through September 30, 1999 were $110.7 million, including $52.1 million related to the amortization of intangible assets. For the nine months ended September 30, 1999, we incurred net losses of $69.0 million. We intend to invest heavily in marketing and promotion, Website content and technology development, customer service and distribution and the development of our administrative organization. As a result, we expect to incur substantial operating losses for the foreseeable future at rates significantly above current levels. Achieving profitability depends on our ability to generate positive gross margins, which have historically been negative, and achieve a substantially higher level of revenue. We cannot assure you that we can achieve or sustain profitability.

     We will require additional funding to sustain our operations. Our financial statements included herein have been prepared assuming we continue as a going concern and do not include any adjustments that might result should we be unable to continue as a going concern.

If we are unable to obtain sufficient financing, we will experience liquidity problems and our ability to continue as a going concern would be in doubt.

OUR FUTURE OPERATING RESULTS ARE UNPREDICTABLE AND MAY FLUCTUATE. IF WE FAIL TO MEET THE EXPECTATIONS OF SECURITIES ANALYSTS AND INVESTORS, THE MARKET PRICE OF OUR COMMON STOCK MAY DECLINE SIGNIFICANTLY.

     Our future operating results may fluctuate significantly due to a variety of factors, many of which are outside of our control. These factors include, but are not limited to:

     - our ability to retain existing customers and attract new customers;

     - the introduction of new or enhanced Web pages, services, products and strategic alliances by us and our competitors;

     - increased price competition or higher wholesale prices;

     - the timing and popularity of future videocassette and DVD releases and our access to those releases;

     - our ability to manage inventory levels;

     - fluctuations in the amount of consumer spending on videocassettes, DVDs and related products;

     - decreases in the number of visitors to our Website or our inability to convert visitors on our Website into customers;

     - the termination of existing, or failure to develop new, strategic marketing relationships from which we derive traffic;

     - fluctuations in the cost of online or offline advertising;

     - unexpected increases in shipping costs or delivery times;

     - government regulations related to use of the Internet for commerce;

     - technical difficulties or system downtime or overall Internet performance times;

     - the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure;

     - the timing of promotions and sales programs;

     - general economic conditions and economic conditions specific to the Internet and the videocassette and DVD industry; and

     - seasonal consumer buying patterns.

     Our limited operating history makes it difficult to accurately forecast our revenue, operating expenses and operating results. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall. We may also be unable to expand our operations in a timely manner to meet customer demand should it exceed our expectations.

     As a result of the factors listed above, our quarterly or annual results of operations in future periods may not meet the expectations of securities analysts or investors. This could result in a decline in the value of our common stock.

EXPANDING THE REEL.COM BRAND QUICKLY AND EFFECTIVELY IS ESSENTIAL FOR OUR SUCCESS. IF OUR STRATEGIC MARKETING ALLIANCES AND ONLINE AND TRADITIONAL ADVERTISING ARE UNSUCCESSFUL, WE MAY BE UNABLE TO INCREASE OUR CUSTOMER BASE AND BRAND RECOGNITION.

     We believe that we must maintain and enhance the Reel.com brand to attract more customers to our Website and to increase revenue through commerce and advertising. If we do not continue to expand our brand, we may not be able to capture sufficient market share or increase revenue enough to achieve profitability. We rely on strategic alliances and online and traditional advertising to attract customers to our Website. Our ability to generate higher revenue will depend largely upon increased traffic and sales through these arrangements and similar arrangements we may enter into in the future. We cannot be certain that these marketing arrangements will generate a sufficient number of new customers or revenue to justify their costs or that our methods for advertising will successfully attract additional customers to our Website.

FAILURE TO CONTINUE TO DEVELOP COMPELLING CONTENT THAT ATTRACTS VISITORS AND ADVERTISERS COULD ADVERSELY AFFECT OUR REVENUE.

     Our future success depends on our ability to continue to develop content that is appealing to our audience. If our content does not appeal to our audience, our audience size could decrease, limiting our ability to sell videocassettes and DVDs and to market this audience to advertisers. Our ability to develop compelling content depends on several factors, including the following:

     - quality of our editorial staff;

     - technical expertise of our production staff; and

     - access to content controlled by studios and other third parties.

WE DO NOT HAVE AN ESTABLISHED ADVERTISING SALES FORCE.

     Although, to date, our revenue from advertising has been immaterial, our strategy is to increase our advertising revenue in the future. Currently, we do not have an advertising sales force. To succeed, we will need to develop and maintain an effective advertising sales force, provide content that attracts and retains an audience that is appealing to advertisers and persuade advertisers that advertising on our site would be advantageous. Failure to achieve one or more of these elements would limit our ability to increase our advertising revenue and impair our ability to implement our strategy.

IF WE ARE UNABLE TO DEVELOP AND MAINTAIN RELATIONSHIPS WITH MAJOR AND INDEPENDENT FILM STUDIOS, OUR REVENUE AND PROFIT MARGINS COULD BE ADVERSELY IMPACTED.

     A key element of our strategy involves purchasing inventory directly from major and independent studios. This approach may allow us to buy products at lower prices than can be obtained through distributors. If we are unable to maintain our relationships with the studios, we would have to purchase our products from distributors and our profit margins could be adversely impacted. We also conduct joint promotions with studios, and we believe our relationships with them help us to develop content for our Website. For example, we rely upon studios to provide us with access to high-profile personalities and other sources for our original content. We do not have any written agreements for these relationships, and if we were unable to maintain these relationships, we would not have the same access to the content that we believe is necessary to maintain and to grow our customer base.

IF DVD TECHNOLOGY DOES NOT BECOME MORE WIDELY ACCEPTED OR BECOMES OBSOLETE, OUR REVENUE COULD BE ADVERSELY AFFECTED.

     Consumers may not accept DVD technology on a widespread basis, or acceptance may be delayed, due to:

     - a reluctance or inability by studios or others to release titles in the DVD format;

     - consumer confusion because of competing technologies; and

     - the costs associated with switching from VHS to DVD, including equipment and films.

     Also, the electronic online delivery of information through distribution media, including the Internet, satellites or cable television, competes with DVD technology. Recent and continuing developments in broadband online data delivery have led to speculation regarding the decreasing viability of physical media including DVDs. If DVD technology does not become more widely accepted or becomes obsolete, our revenue could be reduced and our operating results could be adversely affected.

IF WE DO NOT PROVIDE ADEQUATE SERVICE TO OUR CUSTOMERS, WE COULD LOSE CUSTOMERS AND OUR REVENUE COULD BE REDUCED.

     Our reputation and ability to attract, retain and serve our customers hinge upon the reliable performance of our Website, network infrastructure and transaction-processing systems. Interruptions in these systems could make our Website unavailable and hinder our ability to take or fill orders, thereby reducing our revenue. These interruptions could also diminish the overall attractiveness of our product and service offerings to existing and potential customers. We may not be able to project the volume of traffic or orders on our Website. If we experience a substantial increase in traffic volume on our Website or in the number of orders placed by customers, we will need to expand and upgrade our network infrastructure, technology and inventory-management and transaction-processing systems by adding additional hardware, software and personnel. If we do not make these improvements or are unable to adequately project our traffic volume, we may encounter:

     - unanticipated system disruptions;

     - slower response times;

     - reduced accuracy and/or speed of order fulfillment;

     - a decline in the quality of our customer service; and

     - delays in reporting accurate financial information.

OUR BUSINESS RELIES ON OUR ABILITY TO MAINTAIN RELATIONSHIPS WITH OUR SUPPLIERS TO OBTAIN SUFFICIENT QUANTITIES OF MERCHANDISE ON ACCEPTABLE COMMERCIAL TERMS. IF WE FAIL TO OBTAIN MERCHANDISE ON ACCEPTABLE TERMS, OUR RESULTS OF OPERATIONS COULD SUFFER.

     Because we rely largely on rapid replenishment from our suppliers, our business would be seriously harmed if we were unable to develop and maintain relationships with suppliers that allow us to obtain sufficient quantities of merchandise on a timely basis and on acceptable commercial terms. We purchase our products from six primary suppliers, not including movie studios that supply us with merchandise. If we were no longer able to conduct business with any of our key suppliers, we would have to increase our reliance on the remaining suppliers. We do not have written agreements with most of our suppliers. Our contracts or arrangements with suppliers do not guarantee the availability of merchandise, establish guaranteed prices or provide for the continuation of particular pricing practices. If we conduct less business with

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

our key suppliers (as a result, for example, of conducting more business directly with movie studios), those key suppliers might increase their prices, which would have an adverse impact on our gross profit margins. Our current suppliers may not continue to sell products to us on current terms or at all, and we may not be able to establish new supply relationships to ensure delivery of products in a timely and efficient manner or on terms acceptable to us. In addition, we may not be able to get a sufficient quantity of products from our suppliers to fill our orders. For example, from time to time the popularity of certain films may require distributors to allocate their supplies. Further, our supply arrangements typically do not restrict a supplier from selling products to our competitors.

OUR GROWTH AND OPERATING RESULTS COULD BE ADVERSELY AFFECTED IF WE ARE UNABLE TO EXPAND OUR DISTRIBUTION CENTER AND ORDER-PROCESSING CAPABILITIES.

     We must increase the size of our distribution center and order-processing operations in order to accommodate substantial increases in the total number of videocassette and DVD titles available for sale and any significant increase in the volume of customer orders. We anticipate that within the next 12 months, we will have to expand or relocate our distribution center. If we are required to relocate our distribution facility, or have difficulties expanding, our business could be disrupted. We have recently installed an automated packaging system and are upgrading our inventory-management systems. If we are unable to complete the automation of our packaging and mailing systems, or the upgrade of our inventory-management systems, or are unable to integrate these systems with our Website and transaction-processing systems, our business, prospects, financial condition and results of operations could be harmed.

WE DEPEND UPON THE UNITED STATES POSTAL SERVICE, UNITED PARCEL SERVICE OF AMERICA, INC. AND DHL INTERNATIONAL LTD. TO DELIVER PRODUCTS ON A TIMELY AND CONSISTENT BASIS. A DETERIORATION IN OUR RELATIONSHIP WITH UPS OR DHL COULD IMPAIR OUR ABILITY TO TRACK SHIPMENTS, CAUSE SHIPMENT DELAYS AND INCREASE OUR SHIPPING COSTS.

     The United States Postal Service, or the USPS, ships approximately 80% of the orders from our distribution center to our customers. The USPS does not negotiate rates and the shipping rates are based strictly on class of service and weight. If we cannot continue to pre-pay the USPS for its services, then we will encounter difficulties in shipping our products. Repeated late payments or other problems with our account with the USPS could result in losing our permit and require manual manifesting.

     DHL and UPS each ship approximately 10% of the orders from our distribution center to our customers. A deterioration in our relationship with either carrier could decrease our ability to track shipments, cause shipping delays and increase our shipping costs and number of damaged or lost products. Termination of our relationship with DHL could impair our international shipping until we develop a new relationship.

     If any carrier is unable to deliver products for us, whether due to labor shortage, slow down or stoppage, deteriorating financial or business conditions or for any other reason, we would be required to use alternative carriers for the shipment of products to customers. Losing a carrier would require temporarily shipping with another existing carrier and could result in higher costs or lower quality service indefinitely or until a new relationship is developed. Other potential adverse consequences of any loss of carrier could include:

     - delays in order processing and product delivery;

     - increased cost of delivery, adversely impacting our gross margins; and

     - reduced shipment quality, which may result in damaged products and customer dissatisfaction.

WE COULD FACE LIABILITY FOR PUBLISHING OR DISTRIBUTING CONTENT, AND OUR BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS COULD SUFFER IF COSTS RESULTING FROM THESE CLAIMS ARE NOT COVERED BY OUR INSURANCE OR EXCEED OUR POLICY LIMITS.

     We may be considered a publisher or distributor of both our own and third-party content, and parties may download or copy material from our Website and distribute it to others. As a result, parties may bring claims against us for defamation, negligence, copyright or trademark infringement, invasion of privacy and publicity, unfair competition or other theories based on the nature and content of this material. For example, claims could be made against us if material deemed inappropriate for viewing by young children could be accessed through our Website. Our general liability insurance may not cover claims of this type or may not adequately cover the costs we could incur in defending potential claims. Our business, financial condition and operating results could suffer if costs resulting from these claims are not covered by our insurance or exceed our policy limits.

COMPETITION IN THE ONLINE COMMERCE MARKET IS INTENSE. IF WE ARE UNABLE TO COMPETE SUCCESSFULLY AGAINST CURRENT AND FUTURE COMPETITORS, OUR REVENUE AND OPERATING RESULTS WOULD BE ADVERSELY AFFECTED.

     The online commerce market is new, rapidly evolving and intensely competitive, and we expect that competition will intensify in the future. Barriers to entry are limited, and current and new competitors can launch Websites at a relatively low cost. In addition, the broader retail video industry is intensely competitive. We currently compete with a variety of online vendors who specialize in DVDs and videocassettes, as well as those who also sell books, music and other entertainment products. We also compete with specialty video retailers, mass merchandisers, consumer electronic stores and non-store retailers, including mail-order video clubs. Many of these traditional retailers also support or may introduce dedicated Websites that compete directly with ours. New technologies and the expansion of existing technologies may increase the competitive pressures on us. For example, online applications that rank specific titles from a variety of Websites based on price may channel customers to online retailers that compete with us.

     Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Our competitors have and may continue to utilize aggressive pricing or inventory availability practices and devote substantially more resources to Website and systems development than we can. Increased competition may result in an adverse effect on operating margins, loss of market share and diminished brand recognition. We may not be able to compete successfully against current and future competitors. Further, as a strategic response to changes in the competitive environment, we may from time to time make pricing, service or marketing decisions or acquisitions that could adversely affect our business, prospects, financial condition and results of operations.

IF WE ARE NOT ABLE TO MANAGE OUR GROWTH OR EXPANSION, OUR OPERATING RESULTS AND ABILITY TO SUSTAIN GROWTH COULD BE ADVERSELY AFFECTED.

     We have expanded rapidly since we commenced operations in January 1996. We anticipate that further expansion of our operations will be required to address any significant growth in our customer base and to take advantage of our market opportunities. During the first nine months of 1999, we expanded from 115 to 174 employees. Several key members of management have only recently joined us. We may choose to expand our operations by:

     - developing a new Website;

     - promoting new or complementary products or sales formats;

     - expanding the breadth of product offerings and services offered;

     - expanding our market presence through relationships with third parties;

     - promoting advertising on our site; or

     - expanding internationally.

     Any future expansion, internally or through acquisitions, may place significant demands on our managerial, operational, administrative and financial resources. Furthermore, any new business or product line we launch that is not favorably received by our customers could damage our reputation, brand or results of operations. Our future performance and profitability will depend in part on our ability to recruit, motivate and retain qualified personnel and on the implementation of enhancements to our operational and financial systems. We cannot be certain that our systems, procedures or controls will be adequate to support our expanding operations or that management will be able to respond effectively to any growth in our business.

BECAUSE OUR BUSINESS WILL PROBABLY BE AFFECTED BY SEASONAL BUYING PATTERNS, OUR QUARTERLY OPERATING RESULTS WILL FLUCTUATE AND OUR SHARE PRICE MAY BE ADVERSELY AFFECTED.

     We believe that our revenue will be affected by seasonal consumer buying patterns. Sales in the traditional video industry are typically highest in the fourth quarter of each calendar year and may decline in the first quarter. To date, our limited operating history and rapid growth make it difficult for us to determine what effect, if any, seasonality has on our business. Shifts in seasonal sales cycles may occur due to changes in the economy or other factors affecting the market for our products. These shifts could cause our quarterly or annual results of operations in future periods to fall below the expectations of securities analysts or investors. This could result in a decline in the value of our common stock.

OUR PERFORMANCE, INCLUDING OUR REVENUE GROWTH, DEPENDS ON OUR ABILITY TO OFFER NEW AND EXPANDED PRODUCT OFFERINGS AND SERVICES.

     Our strategy is to introduce new and expanded product offerings and services and to enter into new relationships with third parties to generate additional revenue, attract more customers, increase market share and respond to competition. We may be unable to offer such products or services in a cost-effective or timely manner, if at all. Furthermore, any new product or service we offer that is not favorably received by consumers could damage our reputation and brand, resulting in lower revenue. Expansion of our product offerings or services in this manner would also require additional expenses and development and may strain our management, financial and operational resources. Our success also depends on our ability to accurately determine the products and features sought by customers and to design and implement offerings that meet these preferences in a timely and efficient manner. We may be unsuccessful in determining customer requirements, and our offerings may not adequately satisfy current or future customer demands. Furthermore, even if we correctly forecast customer demands, we may be unable to offer the services and products that meet these demands.

OUR GROWTH AND OPERATING RESULTS DEPEND ON KEY PERSONNEL AND OUR ABILITY TO HIRE ADDITIONAL PERSONNEL.

     We depend substantially on the continued services and performance of our senior management and other key employees, particularly Mark Wattles, our Chairman and Chief Executive Officer. The loss of Mr. Wattles' services could disrupt our business. Our future success also depends on our ability to identify, attract, hire, train, retain and motivate other highly skilled technical, managerial, editorial, merchandising, marketing and customer service personnel. Competition for qualified personnel is intense, and we may not be able to successfully attract, assimilate or retain sufficiently qualified personnel.

WE RELY ON THIRD-PARTY VENDORS FOR MANY OF OUR SYSTEMS, AND OUR OPERATIONS COULD BE ADVERSELY AFFECTED IF THESE ARRANGEMENTS WERE DISRUPTED OR TERMINATED.

     We depend on Exodus Communications, Inc. to host our server system and provide Internet connectivity. If the Exodus facilities in which our servers are hosted were damaged, our business could be adversely affected. In addition, we rely on third-party vendors who provide our on-line credit card processing and our ability to provide secure Web pages. If any of these service providers were to terminate these agreements early or if these agreements are not renewed, we would be required to enter into relationships with other third-party providers. The new systems could be more expensive to maintain than our current system and may not function as well.

WE FACE THE RISK OF SYSTEM FAILURES. WE DO NOT MAINTAIN REDUNDANT FACILITIES AND THE OCCURRENCE OF A SYSTEM FAILURE COULD DAMAGE OUR REPUTATION AND ADVERSELY AFFECT OUR OPERATING RESULTS.

     Our ability to receive and process orders successfully and provide high-quality customer service depends on the efficient and uninterrupted operation of our computer and communications systems. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, earthquake and similar events. Our systems are also vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. We warehouse all of our inventory at a single location. In addition we operate our corporate office in a single location. Either of these facilities may also be damaged by fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. We do not presently have redundant systems or a sophisticated disaster recovery plan and do not carry sufficient business interruption insurance to compensate us for losses that may occur.

OUR GROWTH AND OPERATING RESULTS COULD SUFFER IF WE ARE UNABLE TO MEET OUR FUTURE CAPITAL REQUIREMENTS.

     Based on our current operating plan, we anticipate that the net proceeds of this offering, together with our available funds, will be sufficient to satisfy our anticipated needs for working capital, capital expenditures and business expansion for approximately the next 12 months. After that time, we may need additional capital. Alternatively, we may need to raise additional funds sooner in order to fund more rapid expansion, to develop new or enhanced services and to respond to competitive pressures. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our stockholders will be diluted. Furthermore, any new securities could have rights, preferences and privileges senior to those of our common stock. We currently do not have any commitments for additional financing. We cannot be certain that additional financing will be available when and to the extent required or that, if available, it will be on acceptable terms. If adequate funds are not available on

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

acceptable terms, we may not be able to fund our expansion, develop or enhance our products or services or respond to competitive pressures.

ANY FUTURE ACQUISITIONS WILL INVOLVE RISKS.

     We may engage in acquisitions in the future. To the extent we complete acquisitions, they could pose risks, including the diversion of management's attention, the assimilation of the operations and personnel of the acquired companies, the integration of acquired assets with existing assets, potential adverse short-term effects on reported operating results, the amortization of acquired intangible assets and the loss of key employees. Currently, we do not have any commitments or agreements with respect to acquisitions.

IF WE ARE UNABLE TO PROTECT OUR TRADEMARKS AND PROPRIETARY RIGHTS, OUR REPUTATION AND BRAND COULD BE ADVERSELY AFFECTED AND WE COULD LOSE CUSTOMERS.

     We regard our trademarks, trade secrets and similar intellectual property, such as our domain name, as critical to our business. We rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with employees, customers, partners and others to protect our proprietary rights. We have pursued the registration of our trademarks in the United States and internationally and have applied for the registration of trademarks and service marks that are important to our business. Effective trademark, service mark, copyright and trade secret protection may not be available in every country where our products are made available online. We cannot be certain that we have taken adequate steps to protect our proprietary rights, especially in countries where the laws may not protect our rights as fully as in the United States. In addition, third parties may infringe upon or misappropriate our proprietary rights, and we could be required to incur significant expenses in preserving our intellectual property rights.

INTELLECTUAL PROPERTY CLAIMS AGAINST US COULD BE COSTLY AND RESULT IN THE LOSS OF SIGNIFICANT RIGHTS.

     Other parties may assert infringement claims against us. In the past, other parties have sent us notice of claims of infringement of proprietary rights, and we expect to receive other notices in the future. We cannot predict whether third parties will assert claims of infringement against us, or whether any past or future assertions or prosecutions will adversely affect our business. If we are forced to defend against any infringement claims, even if they are without merit or are determined in our favor, then we may face costly litigation and diversion of technical and management personnel. As a result of these disputes, we may have to develop non-infringing property or enter into royalty or licensing agreements. These royalty or licensing agreements, if required, may not be available on acceptable terms, if at all.

IF WE ARE UNABLE TO PROTECT OUR DOMAIN NAMES, OUR REPUTATION AND BRAND COULD BE ADVERSELY AFFECTED AND WE COULD LOSE CUSTOMERS.

     We currently hold various domain names relating to our brand, including Reel.com. The acquisition and maintenance of domain names generally are regulated by governmental agencies and their designees. The regulation of domain names in the United States and in foreign countries may change in the near future. Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names in all countries in which we conduct business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. We may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

IF THE SOFTWARE, HARDWARE, COMPUTER TECHNOLOGY AND OTHER SYSTEMS AND SERVICES THAT WE USE ARE NOT YEAR 2000 COMPLIANT, OUR OPERATING RESULTS, BRAND AND REPUTATION COULD BE HARMED AND WE COULD LOSE CUSTOMERS.

     Many existing computer programs use only two digits to identify a year. These programs were designed and developed without addressing the impact of the upcoming century change. If not corrected, many computer software applications could fail or create erroneous results by, at or beyond the Year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among others, a temporary inability to process transactions, send invoices or engage in similar normal business activities. We use software, hardware, computer technology and other services that we developed or purchased from third-party vendors that may fail due to the Year 2000 issue. We are dependent on financial institutions to process our customers' credit card payments. We are also dependent on telecommunications vendors to maintain our network and the United States Postal Service and other third-party carriers to deliver products to customers. If Year 2000 issues prevent our customers from accessing the Internet, accessing our Website, processing orders through our third-party systems or using their credit cards, or if we are unable to purchase product from our suppliers or deliver product to our customers, our operations would be materially adversely affected. We cannot currently predict how the Year 2000 issue will affect our computer systems, suppliers and shippers, including the United States Postal Service, or the extent to which we would be vulnerable to the failure to remedy any Year 2000 issues on a timely basis. Also, we cannot be certain that our customers' credit card vendors and those organizations responsible for maintaining and providing Internet access will rectify their Year 2000 issues. Moreover, the costs related to Year 2000 compliance could be significant.

PROVISIONS IN OUR CHARTER DOCUMENTS COULD DETER TAKEOVER EFFORTS WHICH COULD DEPRESS OUR STOCK PRICE.

     Provisions of our Certificate of Incorporation, Bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

MINORITY STOCKHOLDERS MAY NOT BE ABLE TO ELECT ANY OF OUR DIRECTORS, WHICH COULD DETER A TAKEOVER EVEN IF BENEFICIAL TO OUR STOCKHOLDERS.

     Our Certificate of Incorporation does not provide for cumulative voting. As a result, it is more difficult for minority stockholders to obtain representation on our board of directors, which may deter takeover attempts.

RISKS RELATED TO OUR RELATIONSHIP WITH HOLLYWOOD ENTERTAINMENT

THE RIGHTS OF OUR STOCKHOLDERS COULD BE ADVERSELY AFFECTED BECAUSE WE ARE CONTROLLED BY HOLLYWOOD ENTERTAINMENT, OUR PARENT COMPANY.

     Upon completion of this offering, our parent company, Hollywood
Entertainment, will beneficially own approximately   % of the outstanding shares
of our common stock. As a result, Hollywood Entertainment will have the ability to control matters requiring the vote of the stockholders, including the election of our directors and our corporate actions. This concentration of ownership and other rights could impede our business development and may also delay or deter others from initiating a potential merger, takeover or other change in control, even if these events would benefit our stockholders and us. Concentration of ownership could also adversely affect the voting and other rights of our other stockholders, and could depress the market price of our common stock.

OVERLAPPING MANAGEMENT, BOARDS OF DIRECTORS AND STOCK INCENTIVE PLANS COULD CAUSE CONFLICTS OF INTEREST BETWEEN OUR PARENT AND US.

     Mark Wattles, our Chairman and Chief Executive Officer and Donald Ekman, one of our directors, serve as members of the board of directors of our parent. Service as a director or officer of Reel.com and as a director of our parent could create or appear to create potential conflicts of interest when that director is faced with decisions that could have different implications for Reel.com and our parent. Such decisions may relate to corporate opportunities, corporate strategies, potential acquisitions of businesses, the intercompany agreements, competition, the issuance or disposition of securities, the election of new or additional directors, the payment of dividends by Reel.com and other matters. We have not instituted any formal plan or arrangement to address potential conflicts of interest that may arise between our parent and us. However, under Delaware corporate law, directors of Reel.com owe fiduciary duties to Reel.com and its stockholders.

     Mr. Wattles will be employed by both our parent and Reel.com and will spend a substantial part of his professional time and effort on behalf of our parent. In many instances, these efforts on behalf of our parent will involve activities that are unrelated, and in some circumstances may be adverse, to the interests of Reel.com. Reel.com has not established any minimum time that Mr. Wattles will be required to spend on behalf of Reel.com.

     Mr. Wattles and several other Reel.com officers and employees will continue to hold shares of and/or options to purchase shares of common stock of our parent acquired or granted prior to this offering. These employees may not yet have received comparable interests under our stock incentive plans. In addition, following the completion of this offering, employees of Reel.com may be eligible to participate in other benefit plans of our parent that provide opportunities to receive additional shares of common stock of our parent. These substantial equity interests in our parent may present these employees with incentives potentially adverse to Reel.com's stockholders.

WE DEPEND ON OUR RELATIONSHIP WITH OUR PARENT.

     Our relationship with our parent provides us with access to a database of its customers to whom we intend to cross-market. Also, we intend to enter into a series of intercompany agreements with our parent relating to advertising, trademark licensing, supply and other services. If these proposed agreements or our relationship with our parent were to terminate, our ability to promote our site would be impaired and our cost of operations could increase and thereby adversely affect our results of operations. Additionally, these agreements may require us to indemnify our parent with respect to a number of matters, including this offering.

WE FACE POTENTIAL COMPETITION FROM OUR PARENT.

     Any of the following events could have a material adverse effect on our business or our stockholders:

     - any competition from our parent that results in a loss of a corporate opportunity by Reel.com;

     - any engagement by our parent in any activity that is similar to the businesses of Reel.com; or

     - the early termination of the proposed services agreement.

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

     However, prior to completion of this offering, we anticipate that our parent will enter into a services agreement under which it will refrain from competing with us in the business of selling movies, movie content and/or other entertainment products on videocassette, DVD or other fixed or streaming media via the Internet, video-on-demand or other electronic means. Our parent is under no other obligation to refrain from competing with us or to share with us any future business opportunities available to it.

WE HAVE A LIMITED HISTORY AS AN INDEPENDENT COMPANY.

     Prior to the completion of this offering, we operated from 1996 to October 1998 as an independent company and from October 1998 to the present as a wholly-owned subsidiary of our parent. Our business could be adversely affected if our parent fails to adequately provide us with certain services. Prior to the completion of this offering, we intend to enter into a series of intercompany agreements with our parent. Under these agreements, we will depend on our parent to provide us with promotional services and other goods and services that are important to our business. The termination of the intercompany agreements could have a material adverse effect on our business. See "Certain
Transactions -- Transactions with our Parent."

     The historical financial statements contained in this prospectus include allocations for administrative and other expenses incurred by our parent for services rendered to Reel.com. While we believe such allocations to be reasonable, they are not necessarily indicative of, and it is not practical for us to estimate, the levels of expenses that would have resulted had Reel.com been operating as a separate, stand-alone company. We have also relied on our parent to provide financing for our operations. Therefore, investors should not rely on our cash flows to date as indicative of the cash flows that would have resulted had Reel.com been operating as an independent company during the periods presented.

OUR PARENT'S CREDIT AGREEMENT LIMITS US FROM CERTAIN ACTIVITIES.

     In 1997, Hollywood Entertainment established a $300 million, five-year revolving Senior Credit Facility with a syndicate of lenders. As collateral for the credit facility, Hollywood Entertainment has pledged substantially all of its assets, including the shares of Reel.com common stock it owns. The Senior Credit Facility contains financial and other affirmative and restrictive covenants, including a minimum interest coverage ratio, a maximum leverage ratio, minimum average per store contribution requirements, minimum shareholders' equity, and restrictions on mergers, asset sales, additional indebtedness, guarantees, liens, investments, operating lease obligations and acquisitions. Some of these covenants apply to Reel.com. On March 1, 1999, the Senior Credit Facility was amended to, among other things, allow the issuance by Reel.com of shares of Reel.com common stock in a public offering.

     In connection with this offering, Hollywood Entertainment is seeking to amend the Senior Credit Facility to release some of the restrictive covenants in the Senior Credit Facility as they apply to Reel.com. The Senior Credit Facility also contains a requirement that Hollywood Entertainment cause a portion of the proceeds from any sale of any of its subsidiaries' stock to be used to pay down obligations and, in certain circumstances, reduce the credit commitment under or collateralize the Senior Credit Facility for investment in additional assets in a line of business in which Hollywood Entertainment is engaged. The amendment of the Senior Credit Facility that Hollywood Entertainment is seeking would also include an amendment eliminating this requirement.

     In the event Hollywood Entertainment is not able to amend the Senior Credit Facility as it is seeking to do, we would continue to be subject to provisions that, among other things, restrict our ability to incur additional debt, to grant liens, to conduct certain acquisitions or mergers, to sell assets, to enter into operating leases and to make certain investments. These restrictions would significantly and negatively impact our business, financial condition and results of operations.

     See "Description of Parent Company Indebtedness" for more information on the Senior Credit Facility.

WE MAY BE CONTINGENTLY LIABLE FOR OUR PARENT'S TAX OBLIGATIONS.

     For so long as our parent continues to own shares representing 80% of the vote and value of our capital stock, we will be included in our parent's consolidated group for federal income tax purposes. Federal law provides that each member of a consolidated group is liable for the group's entire tax obligation. Similar principles apply for state income tax purposes in many states. Thus, if our parent or other members of its consolidated group fail to make any federal or state income tax payments required by law, we could be liable for the shortfall.

     We intend to enter into a tax allocation agreement pursuant to which, for so long as Reel.com is included in our parent's consolidated group, our parent will pay the consolidated and combined federal and state income tax liabilities of the group, and we will pay our parent an amount equal to the income taxes we would be obligated to pay if we were a separate taxpayer (or if we were filing a consolidated or combined return including only us and our subsidiaries). Under the tax allocation agreement, for so long as Reel.com is included in our parent's consolidated group, our parent will have sole authority to respond to and conduct all tax proceedings, including tax audits, relating to us, to file all consolidated income tax returns on our behalf and to determine the amount of our liability to, or entitlement to payment from, our parent under the tax allocation agreement.

OUR PARENT COULD ELECT TO SELL ALL OR A SUBSTANTIAL PORTION OF ITS EQUITY INTEREST IN REEL.COM TO A THIRD PARTY.

     In the event of a sale of our parent's interest to a third party, that third party may be able to control Reel.com in the same manner that our parent is able to control Reel.com. Similarly, if Hollywood Entertainment failed to pay the indebtedness under its Senior Credit Facility or otherwise violated the covenants under that facility, the lenders could foreclose on and sell Hollywood Entertainment's pledged shares of Reel.com. Such a sale may adversely affect the market price of the common stock and may harm Reel.com's business, financial condition and results of operations.

RISKS RELATED TO THE INTERNET INDUSTRY

IF WE DO NOT RESPOND TO TECHNOLOGICAL CHANGE, OUR SERVICES COULD BECOME OBSOLETE AND WE COULD LOSE CUSTOMERS.

     To remain competitive, we must continue to enhance and improve the responsiveness, reliability, functionality and features of our Website. The Internet and the online commerce industry are characterized by rapid technological change, changes in user and customer requirements and preferences, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices. These developments could render our Website and transaction-processing systems obsolete or require that we invest significant additional capital. Our growth and operating results will depend, in part, on our ability to:

     - enhance our user experience;

     - develop new features, services and technology that address the increasingly sophisticated and varied needs of prospective customers; and

     - respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

OUR GROWTH AND OPERATING RESULTS WILL BE ADVERSELY AFFECTED IF THE INTERNET AND ONLINE COMMERCE DO NOT CONTINUE TO GROW.

     Our growth and operating results depend in part on widespread consumer acceptance and use of the Internet as a way to buy products. This consumer practice is at an early stage of development, and demand and continued market acceptance is uncertain. Our future success will depend on our ability to significantly increase revenue which will require the development and widespread acceptance of the Internet as a medium for commerce. We cannot predict the number of consumers that will be willing to shift their purchasing habits from traditional to online retailers. The Internet may not become a viable commercial marketplace due to inadequate development of network infrastructure and enabling technologies that address consumer concerns about:

     - network performance;

     - security;

     - reliability;

     - speed of access;

     - ease of use; and

     - bandwidth availability.

     In addition, changes in or insufficient availability of telecommunications or other services to support the Internet also could result in slower response times and adversely affect general usage of the Internet.

ACCEPTANCE AND EFFECTIVENESS OF THE INTERNET FOR ADVERTISING ARE UNPROVEN, WHICH MAY DISCOURAGE SOME ADVERTISERS FROM ADVERTISING ON OUR WEBSITE.

     Our strategy is to increase our focus on advertising revenue in the future. As a result, if the Internet advertising market fails to develop or develops more slowly than we expect, our ability to implement our strategy could be adversely affected. The Internet advertising market is new and rapidly evolving, and we cannot yet gauge the effectiveness of advertising on the Internet as compared to traditional media. As a result, demand for Internet advertising is uncertain. Many advertisers have little or no experience using the Internet for advertising purposes. The adoption of Internet advertising, particularly by companies that have historically relied upon traditional media for advertising, requires the acceptance of a new way of conducting business, exchanging information and advertising products and services. Such companies may find advertising on the Internet to be undesirable or less effective for promoting their products and services relative to traditional advertising media.

IF OUR ONLINE COMMERCE SECURITY MEASURES FAIL TO PROTECT CONSUMER INFORMATION, OUR REPUTATION AND BRAND COULD BE DAMAGED AND WE COULD LOSE CUSTOMERS AND FACE LITIGATION.

     In the online commerce business, consumers' confidence largely depends upon the privacy of their activities and the secured transmission of confidential information over public networks. To secure transmission of our customers' confidential information, including their credit card numbers, we rely on licensed encryption and authentication technology. However, our current security measures may not be adequate. We collect information regarding our registered users for a variety of reasons, including the collection of data derived from the users' purchasing histories. Any reduction or limitation in the use of such data could limit the effectiveness of our marketing and sales efforts. Moreover, despite the display of our privacy policy on our Website, any penetration of our network security or misappropriation of our users' personal or credit card information could subject us to liability. We may be liable for claims based on unauthorized purchases with credit card information, impersonation or other similar fraud claims. Claims could also be based on other misuses of personal information, such as for unauthorized marketing purposes. These claims could result in litigation. In addition, the Federal Trade Commission, the European Union and several states have investigated the use by Internet companies of personal information.

     In 1998, the U.S. Congress enacted the Children's Online Privacy Protection Act of 1998. The Federal Trade Commission has not yet promulgated regulations interpreting this act. We depend upon collecting personal information from our customers and we believe that the promulgation of regulations under this act will make it more difficult for us to collect personal information from some of our customers. We could incur expenses if new regulations regarding the use of personal information are introduced or if our privacy practices were investigated.

BURDENSOME GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

     It is possible that a number of laws and regulations may be adopted concerning the Internet, relating to:

     - user privacy;

     - pricing;

     - content;

     - copyrights;

     - distribution; and

     - characteristics and quality of products and services.

     The adoption of any additional laws or regulations may decrease the popularity or expansion of the Internet. A decline in the growth of the Internet could decrease demand for our products and increase our cost of doing business. Moreover, the applicability of existing laws to the Internet is uncertain with regard to many issues including property ownership, intellectual property, export of encryption technology, sales tax, libel and personal privacy. Our business, financial condition and results of operations could be seriously harmed by any new legislation or regulation of these types. The application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services could also harm our business.

WE MAY BE LIABLE FOR SALES AND OTHER TAXES WHICH COULD HARM OUR RESULTS OF OPERATIONS.

     We currently are responsible for collecting sales or other similar taxes on the shipment of goods shipped to addresses only in the state of California, which accounts for approximately 20% of our revenue. Tax authorities in many states are reviewing the appropriate tax treatment of Internet and catalog retail companies. Any resulting state tax regulations could subject us to the assessment of sales and income taxes in other states. Since our products are available over the Internet in multiple states and in foreign countries, these jurisdictions may require us to qualify to do business. If we fail to qualify in a jurisdiction that requires us to do so, we could face expenditures for taxes and penalties. Also, although we do not believe that our relationship with Hollywood Entertainment would subject us to sales or use taxes in any jurisdiction where Hollywood Entertainment operates a retail store, it is possible that a jurisdiction may seek to impose a sales or use tax based on that relationship. We cannot be certain that we would be successful in any challenge to the imposition of sales or use tax.

RISKS RELATED TO THIS OFFERING

NO PRIOR PUBLIC MARKET EXISTS FOR OUR COMMON STOCK AND NO ACTIVE TRADING MARKET MAY DEVELOP.

     Prior to this offering, there has been no public market for our common stock. We cannot be sure that an active trading market for our common stock will develop or continue as a result of this offering.

OUR OFFERING PRICE WILL NOT NECESSARILY RELATE TO ANY ESTABLISHED CRITERIA OF VALUE, SO OUR STOCK MAY TRADE AT MARKET PRICES BELOW THE OFFERING PRICE.

     Through negotiations with the underwriters, we will determine the public offering price of the shares of our common stock. This price will not necessarily relate to our book value, assets, past operating results, financial condition or other established criteria of value. As a result, the shares being offered may trade at market prices below the initial public offering price.

STOCK PRICES OF INTERNET-RELATED COMPANIES HAVE FLUCTUATED WIDELY IN RECENT MONTHS AND THE TRADING PRICE OF OUR COMMON STOCK IS LIKELY TO BE VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES TO INVESTORS.

     The trading price of our common stock is likely to be volatile and could fluctuate widely in response to factors, some of which are beyond our control. In particular, following initial public offerings, the market prices for stocks of Internet and technology-related companies have been especially volatile and often reach levels that bear no established relationship to the operating performance of these companies. These market prices could vary widely. These broad market and industry factors may significantly harm the market price of our common stock, regardless of our actual or operating performance. In the past, following periods of volatility in the market price of a company's security, securities class-action litigation has often been instituted against such companies. Such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources.

YOU WILL FACE IMMEDIATE AND SUBSTANTIAL DILUTION IN NET TANGIBLE BOOK VALUE.

     The initial public offering price of our common stock is expected to exceed substantially the tangible net book value per share of the common stock immediately after this offering. Based upon the estimated offering price range, you could pay as much as $ per share and the net tangible book value per share is expected to be, $ immediately after the offering. The net tangible book value per share represents the amount of our total assets less total liabilities, divided by the number of shares of common stock outstanding. Further, investors
in this offering will contribute approximately   % of our net tangible assets,
but will own only approximately   % of our company.

WE HAVE BROAD DISCRETION AS TO USE OF PROCEEDS AND MAY NOT USE THE PROCEEDS IN WAYS WHICH ENHANCE OUR MARKET VALUE OR RESULTS OF OPERATIONS.

     Our management can spend most of the proceeds from this offering in ways with which our stockholders may not agree. Our management will have broad discretion in applying the net proceeds of this offering and you will not be able, as part of your investment decision, to assess how we apply the net proceeds. Furthermore, our stock price could decline if the market does not view favorably our use of the proceeds from this offering. See "Use of Proceeds."

SALES OF ADDITIONAL SHARES OF OUR COMMON STOCK INTO THE PUBLIC MARKET MAY CAUSE OUR STOCK PRICE TO FALL.

     Sales of substantial amounts of our common stock in the public market after this offering could adversely affect the prevailing market price of our common
stock. Upon completion of this offering, we will have           shares of common
stock outstanding. This includes      shares we are selling in this offering,
which may be immediately resold in the public market. The holder of the
remaining           shares has "demand" and "piggyback" registration rights and these shares will become eligible for resale 180 days following the completion of this offering, subject to Rule 144 under the Securities Act of 1933, as amended. In addition, as soon as practicable after the date of this prospectus, we intend to file a registration statement on Form S-8 with the SEC covering the shares of common stock reserved for issuance under our stock incentive plans. Sales of a large number of shares could have an adverse effect on the market price of our common stock.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that address:

     - trends in online commerce and Internet usage;

     - our strategies;

     - use of proceeds;

     - Year 2000; and

     - our financial condition or results of operations.

     These forward-looking statements may be found in "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus. In some cases you can identify forward-looking statements by terminology, including "believes," "anticipates," "expects," "estimates," "may," "will," "should," "could," "plans," "predicts," "potential," "continue," "intends" or similar terms. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results expressed or implied by the forward-looking statements. These factors include those listed under "Risk Factors" and elsewhere in this prospectus. We undertake no duty to update any of the forward-looking statements after the date of this prospectus, even if new information becomes available or other events occur in the future. All forward-looking statements contained in this prospectus are expressly qualified in their entirety by this cautionary notice.

                                USE OF PROCEEDS

     Our net proceeds from the sale of the        shares of common stock in this
offering (assuming an initial public offering price of $     per share and after
deducting estimated underwriting discounts and commissions and estimated
offering expenses) are estimated to be $          million ($          million if
the underwriters' over-allotment option is exercised in full). We intend to use $10 million of the net proceeds to repay indebtedness owed to our parent. We intend to use the remainder of the net proceeds for marketing activities, content and technology development and other general corporate purposes, including working capital. The amounts actually used for such working capital purposes may vary significantly and will depend on a number of factors, including the amount of our future revenue and the other factors described under "Risk Factors." Accordingly, we will retain broad discretion in the allocation of the net proceeds of this offering. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, product lines or products. We have no current agreements or commitments with respect to any such acquisitions or investments. Pending these uses, we will invest the net proceeds of this offering in interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

     We expect to retain any earnings to finance the expansion and development of our business and have no plans to pay cash dividends for the foreseeable future. The payment of dividends is within the discretion of our board of directors and will depend on our earnings, capital requirements and operating and financial condition, among other factors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth our capitalization as of September 30, 1999 on an Actual, Pro Forma and Pro Forma as Adjusted basis. The Actual column reflects our capitalization as of September 30, 1999 on a historical basis, with
adjustment for the subsequent                stock split of our outstanding
shares of common stock. The Pro Forma column reflects our Actual capitalization as of September 30, 1999 with adjustments for the conversion of a loan amount of
$   million from Hollywood Entertainment to additional paid-in capital, automatically upon completion of this offering, and the Pro Forma As Adjusted column reflects our capitalization as of September 30, 1999 with the preceding Pro Forma adjustments and the application of the estimated net proceeds from our
sale of           shares of common stock at an assumed initial public offering
price of $          per share.

     The following table excludes           shares of common stock reserved for
issuance under our stock incentive plans,           of which were subject to
options outstanding as of                , 2000 at a weighted average exercise
price of $          . It also assumes no exercise of the underwriters'
over-allotment option.

     This information is qualified by, and should be read in conjunction with, the more detailed financial statements of Reel.com and related notes appearing at the end of this prospectus.

                                                                  SEPTEMBER 30, 1999
                                                           ---------------------------------
                                                                        PRO       PRO FORMA
                                                            ACTUAL     FORMA     AS ADJUSTED
                                                           --------   --------   -----------
                                                                    (IN THOUSANDS)
Short-term obligations:
     Notes payable.......................................  $          $           $
     Current portion of long-term obligations............
                                                           --------   --------    --------
          Total short-term obligations...................
Long-term obligations, net of current portion............    42,483
Stockholders' equity:
     Common stock, 1,000 shares authorized; 1,000 shares
       issued and outstanding, actual;       shares
       issued and outstanding, as adjusted...............        --                     --
Additional paid-in capital...............................    96,881
Accumulated deficit......................................   (91,137)
                                                           --------   --------    --------
          Total stockholders' equity.....................     5,744
                                                           --------   --------    --------
                  Total capitalization...................  $ 48,227   $           $
                                                           ========   ========    ========

                                    DILUTION

     As of September 30, 1999, we had a net tangible book value of approximately
$          million or $     per share. Net tangible book value per share is
equal to total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of common stock then outstanding. Without taking into account any adjustment in net tangible book value attributable to operations after September 30, 1999, after giving effect to the
sale by us of        shares in this offering at an assumed initial public
offering price of $     , our net tangible book value as of September 30, 1999
(after deduction of estimated underwriting discounts and commissions and estimated offering expenses and the application of the net proceeds as described
under "Use of Proceeds") would have been approximately $     million or
$     per share. This represents an immediate increase in net tangible book
value of $     per share to existing stockholders and an immediate dilution of
$     per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............             $
  Net tangible book value per share as of September 30,
     1999...................................................  $
  Increase per share attributable to new investors..........
                                                              --------
Net tangible book value per share after this offering.......
                                                                         -------
Dilution per share to new investors.........................             $
                                                                         =======

     The following table summarizes as of September 30, 1999 the relative investments of all existing stockholders and new investors, giving effect to our sale of shares in this offering at an assumed initial public offering price of
$     per share (before deduction of estimated underwriting discounts and commissions and offering expenses payable by us):

                                SHARES PURCHASED     TOTAL CONSIDERATION
                               -------------------   -------------------   AVERAGE PRICE
                                NUMBER    PERCENT     AMOUNT    PERCENT      PER SHARE
                               --------   --------   --------   --------   -------------
Existing stockholders........                     %  $                  %    $
New investors................
                               --------   --------   --------   --------
          Total..............                     %  $                  %
                               ========   ========   ========   ========

     The foregoing discussion and tables assume no exercise of stock options or
warrants outstanding as of                           . As of September 30, 1999,
there were outstanding options to purchase           shares of common stock at a
weighted average exercise price of $     per share and           shares were
reserved for issuance under our stock incentive plans. To the extent that any shares available for issuance upon exercise of outstanding options or warrants or pursuant to our stock plans are issued, there will be further dilution to new public investors.

                            SELECTED FINANCIAL DATA

     The selected financial data presented below for the years ended December 31, 1996, 1997 and 1998 and for the nine months ended September 30, 1998 and 1999, have been derived from our audited financial statements included in this prospectus. Operating results for the nine months ended September 30, 1999 are not necessarily indicative of the results for the year ending December 31, 1999 or for any future period. Our independent auditors' report on our financial statements was prepared on the assumption that we will continue as a going concern. The report acknowledges that we have incurred losses in each of the last three fiscal years and that we anticipate that additional funding will be required to sustain operations. These conditions cause substantial doubt as to our ability to continue as a going concern. The financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included elsewhere in this prospectus.

                                                                                NINE MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                               ----------------------------    --------------------
                                               1996      1997      1998(1)       1998        1999
                                               -----    -------    --------    --------    --------
                                                                  (IN THOUSANDS)
STATEMENTS OF OPERATIONS DATA:
Net revenue..................................  $  --    $   745    $ 15,040    $  8,568    $ 21,613
     Operating expenses:
       Cost of net revenue...................     --        547      16,860      10,113      22,707
       Marketing and sales...................     53        570      13,216       8,102      16,672
       Product development...................    483        951       4,333       2,948       6,777
       General and administrative............    223      1,475       3,077       2,342       4,133
       Amortization of intangible assets and
          goodwill(2)........................     --         --      12,544          --      37,631
       Write-off of purchased research and
          development(2).....................     --         --       1,900          --          --
       Stock-based compensation(3)...........     --         --         605         605          --
                                               -----    -------    --------    --------    --------
             Total operating expenses........    759      3,543      52,535      24,110      87,920
                                               -----    -------    --------    --------    --------
     Loss from operations....................   (759)    (2,798)    (37,495)    (15,542)    (66,307)
     Non-operating income (expense)..........     --          1        (618)       (460)     (2,719)
                                               -----    -------    --------    --------    --------
     Net loss................................  $(759)   $(2,797)   $(38,113)   $(16,002)   $(69,026)
                                               =====    =======    ========    ========    ========

---------------
(1) The summary financial data for fiscal 1998 combines data from the nine months ended September 30, 1998, when we operated as an independent company, and the three months ended December 31, 1998, when we operated as a wholly-owned subsidiary of Hollywood Entertainment.

(2) Effective October 1, 1998, Hollywood Entertainment acquired all of the outstanding shares of Reel.com, Inc. The acquisition was accounted for using the purchase method of accounting. Of the total purchase price, $5.3 million was allocated to net liabilities assumed, $8.7 million to identified intangible assets, including developed database content of $1.1 million, in-process research and development of $1.9 million, purchased trademark and trade name of $3.6 million, workforce of $2.1 million and the remainder of $93.5 million to goodwill. Except for in-process research and development, which was immediately written off, the intangible assets are being amortized over their estimated useful lives of two years.

(3) Amount represents stock-based compensation computed for stock options issued to employees prior to our acquisition by Hollywood Entertainment.

                                                                DECEMBER 31,
                                                              ----------------    SEPTEMBER 30,
                                                              1997      1998          1999
                                                              -----    -------    -------------
                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital.............................................  $(951)   $(4,178)      $(4,960)
  Total assets..............................................    501     92,774        59,759
  Long-term debt (less current portion).....................     --     10,690        42,483
  Stockholders' equity (deficit)............................   (697)    74,770         5,744

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with Reel.com's financial statements and notes to those statements and the other financial information appearing elsewhere in this prospectus. In addition to historical information, the following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements due to many factors including, but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     We were founded in January 1996 as the Knowledge Project, a sole proprietorship, and were renamed Reel LLC, a company under common control in September 1996. We launched our Website in January 1997. Reel.Com LLC, a Delaware limited liability company was formed in July 1997 and became Reel.com, Inc. in April 1998. We were reorganized as a Delaware corporation and wholly-owned subsidiary of Hollywood Entertainment in October 1998. For the period from our inception through April 1997 we had no sales. Operating activities related primarily to developing our Website and network infrastructure and establishing supplier relationships. Since launching our Website, we have continued these operating activities and have also focused on increasing sales, extending our product offering, establishing and improving studio and vendor relationships, promoting our brand and establishing in-house fulfillment and customer service capabilities. As a result, marketing and sales expenses and product development expenses have increased significantly. In October 1998, Hollywood Entertainment acquired Reel.com for $32.7 million in cash and capital stock of Hollywood Entertainment valued at $64.2 million. Since our acquisition, Hollywood Entertainment has provided funding and certain services to us. Upon completion of this offering, Hollywood Entertainment will continue to provide certain services to us pursuant to the terms of agreements we will enter into with Hollywood Entertainment, including corporate services, advertising services and space-sharing. See "Certain
Transactions -- Transactions with Our Parent -- Intercompany Services Agreement," for a description of these services.

     We have derived our revenue primarily from product sales and, to a lesser extent, related shipping charges, sponsorships and advertising. Revenue is recorded net of coupons, discounts and returns. Product and shipping revenue is recognized when products are shipped to the customer either from our distribution center or from a distribution center operated by one of our suppliers. Advertising revenue is recognized ratably over the period in which the advertisement is displayed. To date, advertising revenue has been insignificant and has been primarily barter. Barter revenue and expenses are recorded at the fair market value of the services provided or received, whichever is more determinable in the circumstances. Revenue from barter transactions is recognized when we deliver advertisements for other companies on our Website. Barter expense is recognized when our advertisements are delivered on the Websites of other companies, which is typically in the same period as our barter revenue is recognized.

     As part of our efforts to grow our customer base and revenue, we have pursued an aggressive pricing and promotional strategy, including giving free merchandise and discounts to our customers, which has increased our cost of revenue and adversely impacted our gross margin. In particular, in order to establish a leadership position in the DVD category, we have been aggressively promoting DVDs. As part of this strategy, we have been pricing DVDs at a greater discount to suggested retail pricing than videocassettes, contributing to a product mix shift to DVD from videocassettes and higher cost of revenue. We have begun to purchase a greater quantity of our products directly from major and independent studios. In addition, we plan to decrease our use of pricing promotions. Our ability to become and remain profitable depends, in part, upon our ability to purchase our products more efficiently and shift our promotional efforts while continuing to increase sales. We cannot be certain that these strategies will be effective or that we will ever become profitable.

     Since inception, we have incurred significant operating losses. These losses have resulted primarily from development costs associated with launching our Website, marketing efforts, technology and content development, customer service and distribution and amortization of intangible assets. Our marketing expenses have included payments in connection with strategic alliances, as well as payments made for advertising online, primarily in the form of banners, and offline, primarily in the form of print, radio and direct mail. From inception through September 30, 1999, we had accumulated net losses, excluding goodwill amortization and other non-cash non-recurring charges, of approximately $58.6 million. We expect to experience operating losses and negative cash flow for the foreseeable future. We anticipate that our losses will increase significantly from current levels because we expect to incur additional costs and expenses related to marketing and other promotional activities, content development, technology and infrastructure development and other capital expenditures. Our revenue will have to increase significantly to achieve and maintain profitability. Even though revenue has grown significantly in recent quarters, we cannot be certain that we can sustain these growth rates or that we will achieve sufficient revenue for profitability.

     From the period beginning October 1, 1998 through September 30, 1999, we have recorded non-cash charges of approximately $52.1 million from the amortization of intangible assets resulting from the acquisition of our company by Hollywood Entertainment. We expect to record additional non-cash charges associated with these intangible assets of approximately $50.2 million. Intangible assets are primarily associated with acquired trademarks, in-place workforce and developed database content. Intangible assets are amortized on a straight-line basis over the estimated period of benefit, which, because of the rapid technological changes occurring in the Internet industry and the intense competition for qualified Internet professionals, is two years.

     We have a limited operating history on which to base an evaluation of our business and prospects. We expect to face certain risks, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as online media and commerce. To address these risks, we must maintain and expand our customer base, implement and successfully execute our business and marketing strategy, continue to develop and upgrade the technology and systems that we use to process customers' orders and payments, improve our Website, provide superior fulfillment and customer service, respond to competitive developments and attract, retain and motivate qualified personnel. We cannot assure you that we will be successful in addressing these risks, and a failure to address these risks would have a negative impact on our business, operating results and financial condition. In view of the rapidly changing nature of our business, the general seasonality of retail sales, including relatively higher volumes of sales associated with the holiday gift-giving season, and our limited operating history, we believe that period-to-period comparisons of our operating results, including our gross profit margin and operating expenses as a percentage of net revenue, are not necessarily meaningful and should not be relied upon as an indication of future performance.

RESULTS OF OPERATIONS

     The following table sets forth statement of operations data for the years ended December 31, 1996, 1997 and 1998, and for the nine months ended September 30, 1998 and 1999. The information for all periods has been derived from audited financial statements included elsewhere in this prospectus.

                                                     YEAR ENDED            NINE MONTHS ENDED
                                                    DECEMBER 31,             SEPTEMBER 30,
                                             --------------------------   -------------------
                                             1996     1997       1998       1998       1999
                                             -----   -------   --------   --------   --------
                                                              (IN THOUSANDS)
Net revenue................................  $  --   $   745   $ 15,040   $  8,568   $ 21,613
Operating expenses:
  Cost of net revenue......................     --       547     16,860     10,113     22,707
  Marketing and sales......................     53       570     13,216      8,102     16,672
  Product development......................    483       951      4,333      2,948      6,777
  General and administrative...............    223     1,475      3,077      2,342      4,133
  Amortization of intangible assets and
     goodwill..............................     --        --     12,544         --     37,631
  Write-off of purchased research and
     development...........................     --        --      1,900         --         --
  Stock-based compensation.................     --        --        605        605         --
                                             -----   -------   --------   --------   --------
          Total operating expenses.........    759     3,543     52,535     24,110     87,920
                                             -----   -------   --------   --------   --------
Loss from operations.......................   (759)   (2,798)   (37,495)   (15,542)   (66,307)
Non-operating income (expense).............     --         1       (618)      (460)    (2,719)
                                             -----   -------   --------   --------   --------
Net loss...................................  $(759)  $(2,797)  $(38,113)  $(16,002)  $(69,026)
                                             =====   =======   ========   ========   ========

     The financial information included herein may not necessarily be indicative of the financial position, results of operations and cash flows that would have resulted had we been operating as an independent company since our inception. Consequently, period-to-period comparisons are not necessarily meaningful.

NINE MONTHS ENDED SEPTEMBER 30, 1998 AND SEPTEMBER 30, 1999

     Net Revenue. Net revenue reflects sales of filmed entertainment products, including new DVDs and videocassettes, used videocassettes and related products, net of returns, coupons and discounts, as well as outbound shipping charges, and revenues for sponsorships and advertising. Net revenue increased 152% to $21.6 million for the nine months ended September 30, 1999 from $8.6 million for the nine months ended September 30, 1998. This increase was primarily attributable to a significant increase in the number of units sold, due, in part, to the growth of our customer base, and an increase in average selling prices resulting from a shift in the product mix from new and used videocassettes to DVDs, as well as, to a lesser extent, an increase in revenue derived from sponsorships and advertising.

Operating Expenses

     Cost of Net Revenue. Cost of net revenue consists primarily of the cost of products and outbound shipping costs, as well as the cost of promotional gifts. Cost of net revenue increased 125% to $22.7 million for the nine months ended September 30, 1999 from $10.1 million for the nine months ended September 30, 1998. Cost of net revenue increased primarily as the result of the sale of significantly more units. As a percentage of net revenue, cost of net revenue decreased to 105% for the nine months ended September 30, 1999 from 118% for the nine months ended September 30, 1998 due primarily to a significant below-cost promotion in the third quarter of 1998, partially offset by the inclusion of promotional gifts in cost of net revenue. While, in the future, we plan to employ more selective pricing and promotional strategies and increase our focus on advertising revenue, we may not be able to improve our cost of net revenue as a percentage of net revenue.

     Marketing and Sales. Marketing and sales expenses consist primarily of expenditures related to marketing and advertising, promotions and strategic alliances and the payroll and related expenses for personnel engaged in marketing, selling and fulfillment activities and customer service. Marketing and sales expenses increased 106% to $16.7 million for the nine months ended September 30, 1999 from $8.1 million for the nine months ended September 30, 1998. This increase was primarily due to our aggressive marketing and branding campaign and increased warehousing costs. We expect marketing and sales expenses to increase as we continue to pursue our campaign to acquire new customers and retain our existing customers. As a percentage of net revenue, marketing and sales expenses decreased to 77% of net revenue for the nine months ended September 30, 1999 from 95% for the nine months ended September 30, 1998.

     Product Development. Product development expenses consist primarily of payroll and related expenses for personnel involved in engineering and software development, creating, licensing and publishing content and related updates, merchandising, network operations, consultants, systems and telecommunications infrastructure, costs of licensed technology and related updates. Product development expenses increased 130% to $6.8 million for the nine months ended September 30, 1999 from $2.9 million for the nine months ended September 30, 1998. This increase was primarily attributable to increased staffing and costs related to developing and launching our next-generation Website with significantly enhanced user features, expanded content and functionality and improved back-end transaction-processing and reporting capabilities, as well as increased investment in corporate information systems and telecommunications infrastructure. We expect product development expenses to increase as we seek to enhance the Reel.com customer experience and invest in the personnel and systems required to properly support our future growth. As a percentage of net revenue, product development expenses decreased to 31% for the nine months ended September 30, 1999 from 34% for the nine months ended September 30, 1998 due to an increase in net revenue.

     General and Administrative. General and administrative expenses consist primarily of payroll and related expenses for executive, accounting, human resources and administrative personnel, professional fees, other general corporate expenses, depreciation and amortization and the allocation of direct costs for services provided by Hollywood Entertainment. General and administrative expenses increased 77% to $4.1 million for the nine months ended September 30, 1999 from $2.3 million for the nine months ended September 30, 1998. This increase was primarily due to increased payroll and related expenses associated with additional personnel. We expect general and administrative expenses to continue to increase as we expand our staff and incur additional costs to support the future growth of our business. As a percentage of net revenue, general and administrative expenses decreased to 19% for the nine months ended September 30, 1999 from 27% for the nine months ended September 30, 1998 due to the significant increase in net revenue during the period.

     Interest Expense, Net. Net interest expense of $2.7 million, recorded for the nine months ended September 30, 1999, was attributable to the allocation of interest expense from our parent, Hollywood Entertainment, associated with an intercompany loan payable. The loan is the result of funding subsequent to the acquisition of Reel.com by Hollywood Entertainment on October 1, 1998. It is our intent that upon completion of this offering $ million of the outstanding loan will be contributed to additional paid-in capital and $10 million will be repaid out of the proceeds of this offering.

YEARS ENDED DECEMBER 31, 1997 AND DECEMBER 31, 1998

     Net Revenue. Net revenue increased to $15.0 million for the year ended December 31, 1998 from $745,000 for the year ended December 31, 1997. The increase was primarily attributable to a significant increase in the number of units sold due, in part, to the growth of our customer base.

Operating Expenses

     Cost of Net Revenue. Cost of net revenue increased to $16.9 million for the year ended December 31, 1998 compared to $547,000 for the year ended December 31, 1997, due to our increased sales volume. As a percentage of net revenue, cost of net revenue increased to 112% for the year ended December 31, 1998 from 73% for the year ended December 31, 1997. Our cost of net revenue was greater than our net revenue for the year ended December 31, 1998. The increase in cost of net revenue as a percentage of net revenue is attributable to a significant below-cost promotion in the third quarter of 1998 and a product mix shift from new and used videocassettes to DVDs.

     Marketing and Sales. Marketing and sales expenses increased to $13.2 million for the year ended December 31, 1998 from $570,000 for the year ended December 31, 1997. This increase was primarily due to our marketing and branding campaign which commenced in 1998, as well as increased personnel and related expenses required to implement our marketing strategy and the fulfillment of the resulting higher level of sales.

     Product Development. Product development expenses increased to $4.3 million for the year ended December 31, 1998 from $951,000 for the year ended December 31, 1997. This increase was primarily attributable to increased staffing and related costs incurred in building and enhancing the features, content and functionality of our Website and commerce transaction-processing and reporting capability, as well as increased investment in corporate information systems and telecommunications infrastructure.

     General and Administrative. General and administrative expenses increased to $3.1 million for the year ended December 31, 1998 from $1.5 million for the year ended December 31, 1997. This increase was primarily attributable to increased payroll and related expenses associated with recruiting, hiring and paying additional personnel.

     Interest Expense, Net. Net interest expense of $618,000, recorded for the year ended December 31, 1998, was attributable to the allocation of interest expense from our parent associated with an intercompany loan payable.

YEARS ENDED DECEMBER 31, 1996 AND DECEMBER 31, 1997

     Net Revenue. Net revenue was $745,000 for the year ended December 31, 1997. There was no revenue for the year ended December 31, 1996 as we had not yet launched our Website nor did we have any operations.

Operating Expenses

     Cost of Net Revenue. Cost of net revenue was $547,000 for the year ended December 31, 1997. There was no cost of net revenue for the year ended December 31, 1996 because we had no revenue. Cost of net revenue as a percentage of net revenue was 73% for the year ended December 31, 1997.

     Marketing and Sales. Marketing and sales expenses increased to $570,000 for the year ended December 31, 1997 from $53,000 for the year ended December 31, 1996. The increase was primarily attributable to marketing and advertising, public relations and other efforts associated with launching and promoting our Website.

     Product Development. Product development expenses increased to $951,000 for the year ended December 31, 1997 from $483,000 for the year ended December 31, 1996. The increase was primarily attributable to higher payroll and related costs and consulting fees associated with launching and supporting our Website.

     General and Administrative. General and administrative expenses increased to $1.5 million for the year ended December 31, 1997 from $223,000 for the year ended December 31, 1996. The increase was primarily attributable to higher salaries and related expenses associated with the recruiting and hiring of personnel in order to launch and support our Website.

     Interest Expense, Net. No net interest expense was recorded for the year ended December 31, 1997 or for the year ended December 31, 1996.

SELECTED QUARTERLY OPERATING RESULTS

     The following table sets forth quarterly statement of operations data for the seven quarters ended September 30, 1999. This information was derived from unaudited financial statements that include, in the opinion of our management, all adjustments necessary for a fair presentation of the information for these periods. This data should be read in conjunction with the financial statements and the related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of the operating results for any future period.

                                                                     QUARTER ENDED
                                                                      (UNAUDITED)
                                       --------------------------------------------------------------------------
                                       MAR. 31,   JUN. 30,   SEP. 30,   DEC. 31,   MAR. 31,   JUN. 30,   SEP. 30,
                                         1998       1998       1998       1998       1999       1999       1999
                                       --------   --------   --------   --------   --------   --------   --------
                                                                     (IN THOUSANDS)
Net revenue..........................  $   938    $ 1,441    $  6,189   $  6,472   $  5,520   $  7,071   $  9,022
Operating expenses:
  Cost of net revenue................      751      1,210       8,152      6,747      5,744      7,345      9,618
  Marketing and sales................      447      1,124       6,532      5,114      4,973      5,222      6,477
  Product development................      552        765       1,631      1,385      1,875      2,315      2,587
  General and administrative.........      478        825       1,038        736        901      1,338      1,894
                                       -------    -------    --------   --------   --------   --------   --------
                                         2,228      3,924      17,353     13,982     13,493     16,220     20,576
                                       -------    -------    --------   --------   --------   --------   --------
                                        (1,290)    (2,483)    (11,164)    (7,510)    (7,973)    (9,149)   (11,554)
Non-operating income (expense).......      (27)         9        (440)      (157)      (566)      (890)    (1,263)
Amortization of intangible assets....       --        242         365     14,444     12,544     12,544     12,543
                                       -------    -------    --------   --------   --------   --------   --------
Net loss.............................  $(1,317)   $(2,716)   $(11,969)  $(22,111)  $(21,083)  $(22,583)  $(25,360)
                                       =======    =======    ========   ========   ========   ========   ========

     Net revenue increased to $6.2 million for the three months ended September 30, 1998 from $1.4 million for the three months ended June 30, 1998 primarily due to a significant product promotion in the three months ended September 30, 1998. Cost of net revenue increased to $8.2 million for the three months ended September 30, 1998 from $1.2 million for the three months ended June 30, 1998 primarily due to the same product promotion in the three months ended September 30, 1998. Net revenue decreased to $5.5 million for the three months ended March 31, 1999 from $6.5 million in December 31, 1998 primarily due to increased sales in the holiday and gift-giving season in the three months ended December 31, 1998.

     Our operating results have fluctuated significantly from quarter to quarter in the past, and we expect these fluctuations to continue in the future. For a discussion of factors that might cause fluctuations in our operating results, see "Risk Factors -- Our future operating results are unpredictable and may fluctuate. If we fail to meet the expectations of securities analysts and investors, the market price of our common stock may decline significantly." We believe period-to-period comparisons of our operating results are not necessarily meaningful. You should not rely on our quarterly operating results to predict our future performance.

INCOME TAXES

     Since October 1, 1998, Reel.com, as a wholly-owned subsidiary, has been included in Hollywood Entertainment's U.S. consolidated income tax returns. As such, any benefit for income taxes due to losses that we generate since October 31, 1998 may be utilized by Hollywood Entertainment. Consequently, such losses may not be available to offset any future tax liability of Reel.com. Immediately
following the offering, Hollywood Entertainment will own an approximate   %
equity interest in Reel.com. Our parent is a common parent of an affiliated group of companies within the meaning of Section 1504(a) of the Internal Revenue Code of 1986. We are part of that affiliated group. The Internal Revenue Code requires that our parent own at least an 80% voting and economic ownership interest in us in order to continue to include us in its U.S. consolidated income tax returns. Following the completion of this offering, in accordance with the terms of the tax allocation agreement we intend to enter into with our parent, for so long as we remain a member of our parent's affiliated group:

     - our parent will pay the consolidated tax liability of the group;

     - we will pay our parent amounts equal to our income tax liability computed as if we were filing a separate return; and

     - any tax loss benefits attributable to us may be used by our parent without any compensation to us and, to the extent so utilized, will not be available to us in the future.

     See "Certain Transactions -- Transactions with our Parent -- Income Tax Matters Agreement."

LIQUIDITY AND CAPITAL RESOURCES

     Net cash flows used by operating activities were $29.6 million for the nine months ended September 30, 1999 and $8.2 million for the nine months ended September 30, 1998. Cash used in the first nine months of 1999 was attributable to a net loss of $69.0 million, net of adjustment for non-cash charges and partially offset by depreciation and goodwill amortization of $37.6 million. Cash used in the first nine months of 1998 was attributable to a net loss of $16.0 million, net of adjustment for non-cash charges. Cash used by operating activities were $19.3 million for the year ended December 31, 1998 and $2.5 million for the year ended December 31, 1997. Cash used in operating activities in 1998 was attributable to a net loss of $38.1 million, net of adjustment for non-cash charges and partially offset by depreciation and goodwill amortization of $12.5 million. Cash used in operating activities in 1997 was attributable to a net loss of $2.8 million, net of adjustment for non-cash charges.

     Net cash used in investing activities was $2.0 million for the nine months ended September 30, 1999. Net cash used by investing activities were $250,000 and $1.9 million for the years ended December 31, 1997 and 1998, respectively. The increases in 1998 and 1999 were primarily attributable to purchases of fixed assets.

     Net cash from financing activities of $31.6 million in the first nine months of 1999 was the result of funding contributions from Hollywood Entertainment. Since our acquisition on October 1, 1998, we have relied on Hollywood Entertainment for financing; however, Hollywood Entertainment is limited in the amount of additional funding it may provide to us due to restrictive covenants in its bank credit facilities. Net cash from financing activities of $21.1 million for the year ended December 31, 1998 and $2.8 million for the year ended December 31, 1997 resulted from increases in equity financing and notes payable.

     Our liquidity and capital requirements depend on numerous factors discussed under the section entitled "Risk Factors." Factors such as the ability to expand our customer base, the costs associated with enhancing our Website, the level of expenditures for marketing and sales, the level of investment in distribution, customer service and other capabilities would also increase our liquidity requirements. The timing and amount of these capital requirements cannot be accurately predicted. Additionally, we will continue to evaluate possible investments in businesses, products and technologies, and plan to expand our marketing and sales programs and conduct additional brand promotions. Our independent auditors' report on our financial statements was prepared on the assumption that we will continue as a going concern. The report acknowledges that we have incurred losses in each of the last three fiscal years and that we will require that additional funding to sustain our operations. These conditions cause substantial doubt as to our ability to continue as a going concern. Our financial statements included herein do not include any adjustments that might result should we be unable to continue as a going concern. If we are unable to obtain sufficient financing or achieve profitability during the remainder of 1999 or during 2000, we will, experience severe liquidity problems and our ability to continue as a going concern would be in doubt. However, we believe that the net proceeds from this offering, together with our operating revenue, will be sufficient to meet anticipated cash needs for at least the next 12 months. If we need to raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our stockholders will be diluted. Furthermore, any new securities could have rights, preferences and privileges senior to those of our common stock. We currently do not have any commitments for additional financing. We cannot be certain that additional financing will be available when and to the extent required or that, if available, it will be available on acceptable terms. If adequate funds are not available on acceptable terms, we may not be able to fund our expansion, develop or enhance our services or respond to competitive pressures.

YEAR 2000 COMPLIANCE DISCLOSURE

     Beginning in the Year 2000, the date fields coded in some software products and computer systems will need to accept four-digit entries in order to distinguish 21st century dates from 20th century dates and, as a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with these Year 2000 requirements. Systems that do not properly recognize this information could generate erroneous data or cause a system to fail. Significant uncertainty exists in the software industry concerning the potential effects associated with these compliance issues.

     State of Readiness

     We have developed a comprehensive plan for addressing the Year 2000 issue that involves identification, assessment and testing of the equipment and systems affected. The plan, the implementation of which is expected to be complete by December 15, 1999, required an initial inventory of the following:

     - information technology equipment and systems, which includes Web servers and Web serving technology, which has been completed;

     - non-information technology embedded systems such as voice mail, fire prevention and other systems, which has been completed;

     The second phase of the plan required:

     - a determination of those systems that require repair or replacement, which is 95% complete;

     - repair or replacement of those systems, which is 95% complete;

     - testing of those repaired or replaced systems, which is 95% complete; and

     - the creation of contingency plans in the event of Year 2000 failures, which is 50% complete.

     To date, less than 5% of assessed systems have required repair or replacement. Non-information technology systems and internally developed programs have been reviewed, and are not considered to be date sensitive to the Year 2000. Based on this evaluation, we do not believe that our systems and programs present Year 2000 issues, and generally believe that they will be Year 2000 compliant.

     Although we believe that we will be Year 2000 compliant, third-party equipment and software is used that may not be Year 2000 compliant. We have commenced an evaluation of the Year 2000 compliance of the third-party products used in our internal systems, but we are unable to predict the extent to which we would be vulnerable to the inability of our third-party equipment or software providers to remediate any Year 2000 issues on a timely basis.

     All vendor and supplier readiness has been assessed and tracked. Representations from these vendors and suppliers indicate that they are Year 2000 compliant. These vendors and suppliers include merchandise suppliers such as Baker & Taylor, Inc., and financial service suppliers such as CyberCash. The failure of one of these vendors or suppliers to convert its systems on a timely basis or in a manner compatible with our systems could cause us to incur unanticipated expenses to remedy any problems and could adversely affect our business. We have conducted and are planning to conduct additional integration tests for Year 2000 compliance where specific dates are simulated. In addition, the software and hardware products used by affiliate Websites, advertisers, customers, governmental agencies, public utilities, telecommunication companies and others may not be Year 2000 compliant. If these products are not Year 2000 compliant, customers' ability to use our Website may be disrupted.

     Costs to Address Year 2000 Compliance

     To date, we have incurred approximately $100,000 in expenses in connection with identifying or evaluating Year 2000 compliance issues. These expenses are related to outside services and software. However, the full impact of the Year 2000 issues cannot be determined at this time. The failure by certain third parties to address their Year 2000 issues on a timely basis could adversely affect our business.

     Contingency Plan and Risks

     We have not yet completed our Year 2000 contingency plans. Such plans include, but are not limited to, using alternative suppliers and establishing contingent supply arrangements. We expect to have our plans in place by the end of the fourth quarter of 1999. The worst case scenario related to Year 2000 issues would involve a major shutdown of the Internet, which would result in the loss of our principal revenue source until the shutdown is resolved.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The disclosures prescribed by SFAS No. 131 are effective for the year ended December 31, 1998. We have determined that we do not have any separately reportable business segments as of December 31, 1998.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position, or SOP, No. 98-1, Software for Internal Use, which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. We do not expect that the adoption of SOP No. 98-1 will have a material impact on our consolidated financial statements.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities which is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. This statement establishes a new model for accounting for derivatives and hedging activities. Under SFAS No. 133, all derivatives must be recognized as assets and liabilities and measured at fair value. In July 1999, the FASB issued Statement of Accounting Standards No. 137 Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133 which defers the effective date to all fiscal quarters of fiscal years beginning after June 15, 2000. The adoption of SFAS No. 133 is not expected to have a significant impact on the Company's financial position or results of operations.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

     The primary objective of our investment activities is to preserve principal while at the same time maximizing income we receive from investments without significantly increased risk. Some of the securities we invest in may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with a fixed interest rate at the then-prevailing rate and the prevailing interest rate later rises, the value of our investment will probably decline. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities and certificates of deposit. In general, money market funds are not subject to market risk because the interest paid on such funds fluctuates with the prevailing interest rate.

                                    BUSINESS

OVERVIEW

     Reel.com is a premier online destination for film-related content and commerce. Through our Website, we provide consumers with an intuitive, entertaining environment in which they can access a wide variety of film-related information, such as news, film reviews, trivia, interviews, film clips and editorial recommendations, and purchase a broad range of films. Our original editorial content, coupled with our extensive selection of approximately 50,000 videocassette and DVD titles, provide a source of film exploration and acquisition and encourage regular, active use of our Website. With our audience of film consumers and enthusiasts, we believe we are well positioned to offer a valuable marketing platform for film studios, advertisers and merchants. In addition, our relationship with our parent company, Hollywood Entertainment, which operates more than 1,500 Hollywood Video stores, provides us with substantial opportunities for marketing to its members.

     We have a strong online commerce brand, and we have experienced significant momentum in our customer traffic and online sales. We were rated one of the top 10 most recognized Internet commerce brands by Opinion Research Corporation International in August 1999, and we were recently named "the best place to buy movies" by Yahoo! Internet Life. According to Media Metrix, the number of unique visitors to our Website increased from 848,000 in January 1999 to approximately
1.4 million in September 1999. Our revenue has increased from approximately $8.6 million for the nine months ended September 30, 1998 to approximately $21.6 million for the nine months ended September 30, 1999.

INDUSTRY BACKGROUND

The Filmed Entertainment Industry

     The Market for Filmed Entertainment. Filmed entertainment is an increasingly popular pastime. According to Forrester Research, Inc., there are over 70,000 titles in release, and Veronis, Suhler & Associates, Inc. estimates that approximately 400 new films are released each year. Films vary by plot and genre and feature diverse combinations of actors, producers and directors, creating a rich and varied entertainment library that can appeal to a wide range of film consumers. The broad appeal of films has led to substantial consumer spending. Paul Kagan Associates, Inc. projects that domestic consumer spending in 1999 will total $7.1 billion at the box-office, $16.5 billion for the rental and sale of videocassettes and DVDs, and $6.0 billion for cable and satellite subscriptions.

     Production and Distribution of Films. Production of filmed entertainment requires extensive up-front capital costs, with an average cost per film of $52.7 million in 1998, according to the Motion Pictures Association Worldwide, or the MPA. To recover these costs, movie studios seek to maximize revenue within each channel of distribution, pursuing a strategy of sequential release "windows" that allows each channel to offer new releases for a limited time before making them available to the next channel. These distribution channels generally include, in release date order: theaters; video stores; pay-per-view television, including direct broadcast satellite, or DBS; premium cable; network television and basic cable. The major studios also invest significantly in marketing in an effort to further drive revenues within each channel. In 1998, the average marketing cost for new feature films was $25.3 million, according to the MPA. The majority of this spending is directed at the theatrical and video store channels.

     Influences on Consumer Spending for Filmed Entertainment. Studios promote consumer awareness of filmed entertainment through advertising and marketing of both upcoming releases and films from their libraries. For example, film trailers and television advertising are powerful marketing tools often used by the studios to influence consumer spending. Similarly, major studios arrange promotional television appearances by celebrity performers, as well as timely interviews in print and other media. In addition to studio promotion, consumer spending on filmed entertainment can be influenced by the appeal of a particular film maker or performer, or by the content and subject matter of a film, as well as by television, print and Internet reviews and word-of-mouth. Retailers of home videos draw significant promotional dollars from the studios by providing attractive opportunities to market to qualified film consumers at the point of sale. For example, retailers can attract promotional dollars to support direct marketing efforts, including direct mailings and email distributions, periodic publications and point-of-sale displays, including film trailers.

Trends in Home Distribution of Filmed Entertainment

     Paul Kagan Associates, Inc. estimates that, in 1999, consumer spending on home videos will be approximately $16.5 billion, approximately half of which will be retail sales of videocassettes and DVDs. These formats currently offer consumers the greatest selection and the highest degree of flexibility in choosing the films they wish to view at home. Currently, a majority of prerecorded films are played on videocassette recorders, or VCRs. According to Forrester Research, Inc., over 89% of U.S. television households own VCRs. We believe a significant number of consumers currently using VCRs will adopt and use DVD players. Paul Kagan Associates, Inc. estimates that by the end of 2000, the installed base of DVD players in North America will be 6.6 million and that this number will grow to 10.1 million by the end of 2001. Moreover, many personal computer manufacturers are offering DVD/CD-ROM drives, enabling personal computers to play DVDs. We believe that, as the introduction of the compact disc, or CD, player precipitated an increase in music sales in the mid-1980's, as the installed base of DVD players and the number of available titles increase, viewers will seek to replace their existing libraries of videocassette titles with DVDs.

Benefits of the Internet to the Filmed Entertainment Industry

     There is an extensive amount of information relating to the large number of films in existence as well as industry news, film reviews and biographical information on actors and directors. The distinctive functionality of the Internet enables the aggregation and accessibility of this information and allows film consumers to easily search for specific information. On the Internet, informative and engaging content, such as recommendations and reviews, can be linked to a film title, helping the online film consumer make informed viewing decisions and, at the same time, have an interactive and enjoyable experience. Similarly, the Internet creates an opportunity to offer products in the context of relevant and entertaining content, enabling an online film destination to market and drive demand for a wide range of films.

     The Internet is an attractive marketplace to shop for films because an online film destination can stock a greater number of films, provide consumers with a wider variety of category offerings and create more innovative displays than physical stores or catalogs, which have limitations on inventory, shelf and catalog space. Online film consumers can find the films they want in one place, searching either by title, actor, genre or other category, rather than searching through different stores and catalogs. In addition, the Internet provides a superior platform to shop for products that are information-intensive yet do not require physical inspection, such as videocassettes and DVDs. The Internet also enables online retailers to provide additional value-added services to consumers more efficiently, such as notification of upcoming releases and pre-release reservations.

     As more consumers connect to the Internet via high-speed broadband connections, such as satellite data broadcast, cable modems and digital subscriber line, or DSL, we believe they will demand a richer digital media experience. For example, consumers may want to utilize film-related content, such as interviews, reviews and trailers, delivered with full-motion video and CD-quality audio, when making film viewing and purchase decisions. Ultimately, as bandwidth increases, we anticipate that the functionality of the personal computer and the television will converge, increasing the viability of the digital distribution of full-length filmed entertainment directly to the consumer.

Opportunity for an Online Filmed Entertainment Destination

     We believe a significant opportunity exists to create an online filmed entertainment destination that is the premier source for film consumers and enthusiasts to discover new films, search for film-related information and purchase films. By integrating many of the elements that influence film-viewing decisions with a broad product selection, a filmed entertainment destination site can provide a one-stop information-gathering and shopping experience. Such a destination could be an attractive platform for film studios to promote new releases and other titles to a broad range of film consumers. With a customer base of film consumers and enthusiasts, a filmed entertainment destination can offer film studios the opportunity to provide compelling promotions at the point of sale as well as provide other advertisers with an attractive audience.

REEL.COM SOLUTION

     We are a leading online destination for discovering new films, searching for film-related information and purchasing films. Our extensive selection of approximately 50,000 videocassette and DVD titles, coupled with original editorial content, provide a source of film exploration and acquisition and encourage regular, active use of our Website. We offer the film consumer access to a greater selection of films than is typically available through traditional retail outlets. We offer a compelling, interactive film experience for consumers, attracting more than 1.4 million unique visitors to Reel.com in September 1999, according to Media Metrix. With this audience, we believe we are well positioned to offer a valuable marketing platform for film studios, advertisers and merchants. Our relationship with our parent company, Hollywood Entertainment, which operates Hollywood Video, the nation's second largest video rental chain, provides us with inherent advantages over exclusively online film retailers. Over the past 11 years, Hollywood Entertainment has established a well-recognized and valuable brand name, and now has over 1,500 stores and a large membership base. We have substantial opportunities for marketing to our parent's customer base, and we use our parent's stores to promote and drive traffic to the Reel.com site.

     The key components of our solution include:

     Engaging Content. Our Website informs and entertains visitors by offering news, film reviews, trivia, interviews, film clips and editorial recommendations about new and other films. We also offer games and contests targeted to the avid film enthusiast. On our Website users can also find answers to frequently asked questions and have the opportunity to preview almost 900 trailers as well as other rich media content. Our editorial staff maintains and updates our Website daily to provide our visitors with a current source of information and products. Based on a customer's initial film selection, our Movie Matches feature allows us to recommend films to our users based on similar film features and characteristics. Our Movie Anatomy feature offers users a detailed, proprietary rating system covering many aspects of a

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film's content to help them make more informed purchase decisions. We offer original interviews and film reviews as well as news and biographies. In addition, we have developed proprietary authoring tools that enable our editors to easily create and publish new content for our site, allowing us to update and refresh our site daily. Our film coverage spans all genres, including action, comedy, drama, independent, kids and science fiction. We capitalize on our network of relationships with the film community to gain access to information about films in production, in theaters and already available on DVD or videocassette.

     Extensive Product Selection and a Superior Shopping Experience. We offer approximately 50,000 titles on the videocassette format and 4,500 titles on the DVD format. We offer our films at competitive prices and enable our customers to order many titles up to three months in advance of the film's release. Our Website provides customers with an easy-to-use shopping interface that is available from the convenience of a customer's home or office. Our search technology makes it easy for consumers to locate films efficiently based on pre-selected criteria categorized, including title, name of actor or director, genre, language, price range, year of movie release, rating, version, country of origin and format. In addition, we provide sales support via live one-on-one Web chat 24 hours per day, seven days per week and via email and telephone service. Once orders are placed, customers are able to view the status of their orders on our Website or contact a customer service representative. In addition, our customer service representatives are a valuable source of feedback regarding customer satisfaction.

     Powerful Promotional Outlet. We work with film studios, including MGM, Sony Pictures Entertainment and Warner Bros., to introduce consumers to a variety of new films and information and to promote films. We provide studios and other advertisers access to a highly desirable group of qualified consumers. We collect demographic information about our users that can be used to target advertising and commerce opportunities. In September 1999, according to Media Metrix, our site attracted approximately 1.4 million unique visitors, who generated approximately 22.9 million page views. Capitalizing on our platform, studios have the opportunity to influence filmed entertainment viewing decisions by delivering interactive promotional material directly to these targeted consumers. For example, as part of their promotional efforts, studios have provided us with access to original content, such as interviews with high-profile personalities in films. In addition, we offer the major studios the ability to create a store within our site that facilitates sales of their titles, offer coupons for special promotions and promote their brands by linking to their sites.

STRATEGY

     Our objective is to become the leading online destination for film-related content, commerce and community. Key elements of our strategy include:

     Offer Compelling Value and Enhance the User Experience. We seek to enhance customer loyalty by offering one of the largest selections of videocassettes and DVDs available online. We also seek to provide fast, accurate and reliable delivery and, to that end, have focused on adding innovative new technologies to our commerce infrastructure and at our distribution center. To reduce price-shopping by consumers, we offer all movies with our lowest price guarantee. In addition, we are committed to making every aspect of browsing and shopping on our Website an easy and pleasurable experience. We intend to continue to improve the design, layout and navigation of all elements of our Website, as well as to ensure that our site's performance metrics are competitive, especially with regard to page download times and the speed of all search functions. We intend to implement technologies that will allow personalization of our site. We also strive to make our entire ordering and checkout process

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easy, intuitive, fast and secure. In addition, we intend to continue to enhance our excellent customer service.

     Provide Engaging Content. We believe that continuing to develop compelling new audio, visual and HTML content about films is critical to expanding our audience and to our commerce and advertising efforts. We will continue to provide informative and innovative content to visitors throughout a film's production and distribution life cycle. Strategic alliances with TVGuide, HarperCollins, E-Clips and others will allow us to provide our users with additional content, such as a database of cast, crew and credit information for films released theatrically in the U.S. since 1930, biographies of over 6,000 actors, directors and producers, online trailers, ticketing, release schedules, film reviews and exclusive celebrity interviews. Additional features we plan to add to our site include an online selection of streaming video programming created specifically for Internet distribution and an interactive section that may include daily movie trivia, moderated celebrity chat, reader reviews, message boards, film classes and polling.

     We intend to continue to develop and expand our content team, with the goal of increasing its visibility among film consumers and film-related advertisers. Our team currently includes industry veterans from film-related publications, such as Cinemania and Mr. Showbiz, and film studios, such as Disney and Twentieth Century Fox. We intend to build on the strength of our editorial team and will seek to establish relationships with well-known industry personalities.

     Continue to Build and Extend Brand Recognition. We believe that maintaining a strong brand identity is critical to our ability to attract customers and advertisers and build relationships with studios. Our goal is to make the Reel.com brand synonymous with the best selection of filmed entertainment and related original content available online. We were an early entrant in the online film market and intend to capitalize on the lack of established national retail brands in the online film industry. We plan to differentiate ourselves based on the quality of our commerce and content offerings. Our strategy is to aggressively promote and advertise to increase awareness of our brand through a variety of techniques, including:

     - engaging in targeted radio, print and other media campaigns;

     - advertising on leading Websites, such as America Online, Inc., Entertainment Weekly.com, E! Online, LLC and the Los Angeles Times, and in film-related publications, such as Entertainment Weekly, Home Theater and Premiere;

     - leveraging our parent's database of members and cross-marketing to these consumers both in-store and through direct marketing;

     - capitalizing on our good relationships, and those of our parent, with the major film studios, to develop product-specific promotions, contests and giveaways;

     - sponsoring and developing strategic alliances with traditional online traffic aggregators, such as AOL, Excite, Inc. and Yahoo! Inc., in order to attract film consumers and buyers of DVDs; and

     - conducting an ongoing public relations campaign.

     Build an Online Community. We intend to create a community for users to interact and share opinions, reviews, ideas and film-related information. We believe our success will be, in part, a result of building customer loyalty by joining community with content and commerce. We believe our target audience places great value on opportunities to interact with others who share a similar interest in films. Accordingly, we intend to offer a variety of interactive tools,

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which may include celebrity chat, interactive Q&A, email publications and updates, message boards, user chat rooms and targeted communities.

     Increase Advertising Revenue and Diversify Revenue Streams. Our strategy is to leverage our position as a leading online commerce brand, together with our operating infrastructure and customer base, to broaden our market presence and increase advertising revenue opportunities. While our primary focus has been on selling videocassettes, DVDs and film-related merchandise, we believe that our ability to attract and define large, demographically profiled audiences will create a meaningful opportunity to increase advertising revenue. We intend to increase the value of our customer base and visitor traffic to our advertisers through enhanced collection and analysis of visitor demographic and consumer preference data. In addition, we seek to improve the effectiveness of our advertisers' promotions through technologies that dynamically serve-up banners on our Website. We also plan to establish an advertising sales force to acquire new advertisers and increase advertising revenue. In addition, we believe that adding complementary products, such as film soundtracks, film merchandise, entertainment magazines and other related products, such as games and music, could be a natural extension of our commerce and brand infrastructure and offers incremental revenue opportunities.

     Capitalize on New Distribution Technologies. We intend to increase distribution of rich content through our Website as new technologies are developed that optimize bandwidth. We believe that online video-related content will become increasingly compelling as bandwidth increases. We are continuing to expand our high-bandwidth offerings through the creation and acquisition of additional content. In addition, we believe that our support of new technologies and formats will enable us to position ourselves as a delivery mechanism for downloadable content, regardless of which dominant technology or delivery formats may emerge in the future. Ultimately, we anticipate that the functionality of the personal computer and the television will converge, increasing the viability of the digital distribution of full-length filmed entertainment directly to the consumer. We intend to continue to pursue technology-related alliances, such as our current video-on-demand, or VOD, project with Sprint/United Management Company, to facilitate our ability to implement these new technologies as they become commercially available.

REEL.COM

     One of the distinctive advantages of our Website relative to traditional retail stores is our ability to integrate product information and editorial content throughout our commerce offering. At our Website, customers can find detailed product information, including reviews and recommendations of related titles, and view movie previews on our movie overview pages. The foundation of our site is our database, which contains information for approximately 50,000 movie titles, from the silent era through current theatrical releases. Approximately 10,000 of the most popular titles in our database are enhanced with a wide variety of proprietary content including the following:

     - Movie Snapshot. We assist visitors to our Website in making film choices by providing a brief, descriptive and objective summary of the film, designed to help customers decide if the film's subject matter appeals to them.

     - Movie Anatomy. Our editors have created a rating scale of one to 10 to evaluate 14 basic elements of the movies in our database. These 14 key elements are action, character development, cinematography, drama depth, family appeal, Hollywood style, humor, offbeat energy, romance, sex, soundtrack, special effects, suspense and violence.

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     - Movie Matches.  We assist visitors to our Website in discovering new films that will appeal to their individual tastes. Customers select the title of a film and we provide a list of Movie Matches that our editors believe cover the same subject, appeal to the same audience or provide a similar movie-viewing experience.

     Editorial Features. We believe that we attract new and repeat visitors by creating compelling topical content and an entertaining experience for users. Our site is maintained and updated regularly by our editorial staff to provide users with a current source of information. This information includes:

     - In Theaters. We offer our visitors exclusive reviews and summary ratings of new films released theatrically each week, written by professional critics, as well as previews and trailers of films that will be released in the weeks ahead. In addition, we provide a Movie Snapshot describing the film, a rating and editorial review of the film, a Movie Anatomy objectively analyzing the film's key elements, and Movie Matches listing similar films. Because films move from the theatrical to the retail window, this content can be featured again when the films reviewed are released on videocassette and DVD.

     - Movie News. We provide original content about films and the film industry obtained through our network of editors, columnists and individual contributors. This content includes news and buzz about films that are still in production, in theatrical release and available on DVD or videocassette. Because many movie consumers are passionate about films, the ability to provide exclusive and up-to-the-minute news allows us to build a relationship with highly qualified customers and provides a key competitive advantage over other online filmed entertainment sites.

     - Features. Our network of relationships within the film community allows us to interview celebrities such as Nicholas Cage and Harrison Ford, as well as filmmakers and other behind-the-scenes industry insiders. In addition, we offer recurring columns designed to encourage frequent repeat visits. We also create special features based on specific film topics and genres (such as the Star Wars Phenomenon and the 100 Scariest Movies of All Time), creating a natural opportunity for merchandising a wide variety of related films.

     - Games and Contests. We have created a variety of film-related games and contests for our users and affiliates, including our Oscar(R) Prediction Game, which allowed users to create private pools, handicap Oscar(R) favorites and calculate pool winners; our Star Wars Trivia Contest, which allowed affiliates to place a trivia game on their sites; and our Daily Trivia Challenge, which allows our customers to accumulate points which can be redeemed for discounts on product purchases.

     - New to VHS/DVD. In addition to providing accurate and in-depth information about available and upcoming videocassette and DVD releases, we supply users with the latest DVD news, original feature stories about digital equipment trends, the latest information about DVD technology and a weekly column that answers users' questions about DVD releases and technology. We also feature reviews of special edition videocassettes and DVDs that have been re-released with expanded or supplemented content.

     - Screening Room. We offer almost 900 on-demand streaming video trailers and original video programming. This content is available in both Real Player and Microsoft Media player format and is optimized for a variety of connection speeds.

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     - Award Winners.  We feature an archive of Academy Award winners as well as festival and other award winners. Film awards are integrated into our product database so that customers can see which awards a film has won.

     - Top Ten. We help users identify what is "hot" at the box office as well as on videocassette and DVD by offering lists of the week's top box office and film rental performers.

     - For Your Kids. We offer a section designed to help parents make educated decisions about their children's entertainment selections.

     Shopping Experience. We designed our Website to be efficient and intuitive for customers who know what they want, while at the same time engaging, educational and helpful for those customers who have not yet identified a particular film to purchase. Consumers using our site can conduct targeted searches, explore a vast array of films via our relational database, obtain film recommendations, purchase films and check the status of their orders. The following highlights some of the key features of our Website:

     - Searching. Our Website offers visitors a variety of highlighted subject topics and special features arranged in a simple, easy-to-use layout intended to expedite product search and facilitate easy selection. Users can execute sophisticated searches based on numerous pre-selected criteria, including title, names of actor or director, genre, language, price range, year of movie release rating, version, country of origin and format. Many of our Website sections were designed with the particular needs of a specific category of user in mind. For example, the Kids Section of the Website will guide children or anyone shopping for children to titles that are appropriate for a younger age group, and the DVD section is tailored to meet the needs of the DVD customer.

     - Browsing. We provide an extensive selection of videocassette and DVD titles that would be economically impractical to stock in a traditional physical store. Our Website provides us significant flexibility to organize and present our products without having to alter the layout of a physical store. Depending on customers' personal preferences, they can customize the Reel.com shopping experience so that our inventory is merchandised by actor, genre, director or other criteria. Further, the relational nature of our database and links between various areas within our Website allow a browsing user to explore and learn. For example, a customer might start with a recent theatrical release, then link to a specific actor's filmography, and then end up reading about a classic film that features that actor. To encourage purchases, we feature various rotating promotions, frequently updating our online recommendations and adding content from third-party experts. For example, our Holiday Store features three convenient ways for a customer to shop. Our Reel Recommends section allows customers to match the tastes of their selected gift recipients with our Gift Wishers profiles. We also offer Gift Finder, which facilitates gift selection through short, fun and easy questions about the gift recipient. Finally, our Gift Center features Gifts Under $10, Gifts for Kids and other suggestions.

     - Ordering. We have designed our ordering system based on comments from our customers. Customers simply click on the "order" button to add products to their virtual shopping carts, and can add and subtract products while browsing in our store prior to checkout. During a shopping session, a customer can click on a title and determine, immediately, if the product is available. If the product is in our distribution center or that of our fulfillment partner, our site indicates that the product generally ships in one to two days. If the product is not in stock, our site will indicate that the product will be

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       shipped in two to three weeks or that the product is unavailable.
       Customers who want to complete orders simply proceed to the checkout page, enter their names, shipping and billing information, select shipping and payment methods and complete the transactions. Customers generally use credit cards or debit cards, which are authorized during the checkout process and charged when the items are shipped. Our Website uses an encryption technology that works with the most common Internet browsers to prevent unauthorized parties from reading information sent by our customers. Our system automatically confirms receipt of each order via email within minutes and notifies customers when we ship their orders. We keep customers' information in our database, which facilitates repeat purchases by eliminating the need for customers to resubmit information on future orders.

     - Getting help. From every page of our Website, customers can click on a customer service icon to go to our customer service area. In this area, we assist customers in searching for, shopping for, ordering and returning our products. In addition, we provide customers with information on our policies, answer their most frequently asked questions and request their suggestions via email. Our customer service representatives are available to answer questions about products and the shopping process via our one-on-one live Web chat 24 hours per day, seven days per week. Customer service is also available via email and our toll-free number, which is displayed in the customer service area of our online store.

MARKETING AND SALES

     The fundamental elements of our marketing and sales strategy are as follows:

     - build brand recognition;

     - attract new and repeat visitors and customers to our Website;

     - maximize repeat purchases; and

     - build strong customer loyalty.

     In order to implement our marketing strategy, we have and will employ multiple channels, including:

     Traditional Advertising. We engage in print and radio advertising programs to acquire new customers. We regularly advertise in publications that are attractive to our users, including Entertainment Weekly, Home Theater and Premiere. We also periodically run radio advertising campaigns in major markets, including Chicago, Dallas, Detroit, Los Angeles, New York and San Francisco.

     Internet Advertising and Promotion. We advertise in directed areas of major Internet search and directory providers, such as @Home, AOL, Excite, MSN and Yahoo! We also advertise throughout film and entertainment-oriented sites, such as Chicago Sun Times, E! Online, Film.com, Los Angeles Times, Moviefinder, Planet Out, Turner Home Entertainment and TV Guide Entertainment Network. We believe that this targeted strategy is more cost-effective than other methods of advertising on the Internet. Our advertisements usually take the form of key words or banners that are designed to encourage users to click through to our Website.

     Strategic Alliances. We have strategic relationships with several major online portals to expand our online presence. For example, we are a tenant on AOL and we are prominently promoted through banner and other advertisements on AOL's online services. We are also the exclusive videocassette and DVD merchant for Excite and Webcrawler in their Entertainment

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Channel and Shopping Channel. Additionally, our movie content is featured in selected portions of the Excite entertainment site, and elements of our movie content database are provided on co-branded pages to Excite users, who search for a movie title, actor or director name. Lycos/Hotbot prominently features our products and advertisements as well as links to our Website.

     Strategic Relationship with our Parent. We intend to continue to leverage our ability to promote our products and content in our parent's marketing channels. We are prominently featured in our parent's retail properties through traditional point-of-sale displays and video promotions and are regularly included in monthly direct mailings. In addition, we intend to enter into agreements with our parent to pursue mutually beneficial opportunities to leverage each party's content, membership base and expertise.

     Direct Marketing. We are conducting an ongoing customer email campaign that distributes a variety of direct response pieces, including a bi-weekly newsletter, which contains proprietary movie content and highlights current and upcoming features and promotions on our Website. We also drive sales by offering special discounts and promotional offers which users learn about on our site. Our direct-to-consumer traditional mailings leverage our parent's sizable marketing channels at little incremental cost. We intend to continue to advertise in our parent's retail stores, in-store magazine and direct mail pieces.

     Public Relations. Our consumer public relations include press release development and distribution, press mailings and media outreach. Our corporate public relations program includes business and trade press outreach, speaking engagements and industry awards. As a result, we have been featured in stories in national newspapers, consumer and business publications and a variety of television shows and radio programs. Our executives have been invited to participate in industry events, and our site has won high-profile awards. This recognition has supported our brand-building and traffic-building efforts and has helped position Reel.com as a leading online commerce brand.

     Affiliate Marketing Program. We have created the Reel.com affiliate network, a marketing program designed to increase our exposure on the Internet and to acquire new customers and generate additional sales at a low incremental cost. In order to join our affiliate marketing program, prospective affiliates complete an online application form online and create tracking links to Reel.com through an automated link generator. Registered affiliates are paid a referral fee, in most cases a percentage of the net sales for any revenue generated via an affiliate's link to our site. Our affiliate program, managed by BeFree, Inc., had over 110,000 members as of September 30, 1999, including both companies and individuals. Key participants in our affiliate marketing program include Homepage.com, Homestead.com, Xoom, Inc. and Yahoo!/GeoCities. Our affiliate program has been a proven customer acquisition and retention tool and many of our affiliates have also become loyal customers and advocates.

     Promotional Gifts and Discounts. We offer gift and discount programs to increase awareness of our brand, acquire new customers and expand our membership. For example, we have significantly discounted high-profile, new releases, and we have offered consumers a chance to receive a free movie after becoming a customer. These programs have created higher conversion rates than our traditional advertising, convinced consumers to become Internet film purchasers and created significant marketing benefits.

ADVERTISING SALES

     As we attract more consumers to our site and build our internal advertising sales department, we believe that our advertising sales will increase. A variety of marketers,

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including AOL, Dell, FirstUSA Bank, N.A. and VISA U.S.A. Inc., have provided sponsorship and have advertised on our Website. We also receive support from studios in the form of discounts and special promotions for our Studio Specials section. We intend to continue to expand our editorial sections to meet the needs of prospective advertisers. Advertising sales accounted for approximately 9.4% of our revenues in the nine-month period ended September 30, 1999. We intend to expand our marketing and sales team to better understand advertisers' needs and to better target our users and customers.

SUPPLIER RELATIONSHIPS

     We currently purchase a majority of our videocassettes and DVDs from various suppliers based on the lowest cost available. Historically, we have not purchased a substantial portion of our inventory directly from major or independent film studios, but we intend to do so in the future. We do not have long-term written supply agreements with any studio or other supplier.

PRODUCT DISTRIBUTION

     We ship a majority of our customer orders from our approximately 27,000-square-foot distribution center located in San Leandro, California. The remainder of our products are shipped by our fulfillment partner, Baker & Taylor Inc. Between our distribution center and those of our partner, we currently offer approximately 50,000 unique videocassette titles and 4,500 unique DVD titles. Orders are communicated from our Website to our warehouse through an order-processing system that controls the pick, pack and ship processes. This system also provides our Website with real-time information about inventory activity and status, which enables the Website to display individual product availability. Customers can choose to have their orders shipped overnight, second day or standard delivery. We believe that our rapid delivery contributes substantially to the satisfaction of our customers. To ensure that our distribution network is efficient and scaleable, we are building an automated packaging and distribution system designed to reduce distribution costs per unit shipped. We also intend to implement a more robust warehouse management system.

CUSTOMER SERVICE

     We believe that superior customer service and support is critical to retaining and expanding our customer base. We provide timely responses to both telephone and email inquiries. We also recently implemented a live chat feature on our site that allows customers to have one-on-one, real-time online interaction with a customer service representative 24 hours per day, seven days per week. In addition, we recently expanded our telephone and email capacity by opening a new call center in our corporate offices, at which we employ 62 full-time customer service representatives. Our customer service team is responsible for handling general customer inquiries, answering customer questions about the ordering process, investigating the status of orders, shipments and payments, as well as processing customer orders. In addition, our customer service team uses our email system to proactively update customers on a variety of topics, including changes in release dates, pricing changes and the status of unique shipments. In addition to in-house resources, we use Kana Communications, Inc. and PeopleSupport, Inc. to support our email services and Modus Media International, Inc. to support our telephone customer service representatives.

COMPETITION

     The online commerce market is new, rapidly evolving and intensely competitive, and we expect that competition will further intensify in the future. Barriers to entry are not extensive, and current and new competitors can launch new sites at a relatively low cost. We currently

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compete with a variety of online vendors who specialize in DVDs and videocassettes, as well as general merchants, particularly those who sell books, music and other entertainment products. Our online competitors are particularly able to use the Internet as a marketing medium to reach significant numbers of potential customers. Finally, new technologies and the expansion of existing technologies, such as price comparison programs, may increase competition. Some of our current online competitors include Amazon.com, Inc., barnesandnoble.com inc., BigStar Entertainment, Inc., Blockbuster Entertainment Corp., Borders Online, Inc., Buy.com, Inc. and DVD EXPRESS, Inc.

     The broader retail video industry is also intensely competitive. We compete with traditional retailers, including specialty video retailers, mass merchandisers, department and consumer electronics stores, as well as non-store retailers, such as mail-order video clubs. Many of these traditional retailers also support dedicated Websites that compete with us directly. Many of our current traditional retailer competitors, including Best Buy Co. Inc., Blockbuster Entertainment Corp., Hollywood Entertainment, MusicLand Stores Corporation, Tower Records, a division of MTS, Inc., and Wherehouse Entertainment have significantly greater experience in selling video, music, game or software products.

     The filmed entertainment information market is also rapidly evolving and intensely competitive. Major online traffic aggregators, such as AOL, Excite, Yahoo! and others, may continue to expand their offerings of film-related content. Other entertainment sites, such as E! Online, Hollywood.com and Mr. Showbiz, may choose to focus more heavily on marketing to the film consumer. In addition, new and existing competitors may focus solely on the delivery of rich media on-demand film content.

     We believe that the principal competitive factors in our market are brand recognition, site content, product selection, reliable and timely fulfillment, ease of use, customer service and price. We believe that we compete favorably with respect to these factors. Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Some of our competitors have adopted, and may continue to adopt, aggressive pricing policies and devote substantially more resources to Website and systems development than we do. Increased competition may adversely impact our operating margins, market share and brand recognition. In addition, larger, well-established and well-financed entities may join with current online competitors or video, music, game and software suppliers as the use of the Internet and other online services increases. Our competitors may also be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing policies than we can.

INTELLECTUAL PROPERTY

     We regard our trademarks, trade secrets and similar intellectual property as critical to our success, and we rely on trademark and trade secret protection and confidentiality and/or license agreements with our employees, customers, partners and others to protect our proprietary rights. We have registered our "Reel" trademark in the United States and have applied for the registration of over 10 trademarks, including the "Reel.com" trademark. Effective trademark and trade secret protection may not be available in every country where our products are available online.

GOVERNMENT REGULATION

     Due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. The nature of this legislation and the manner in which it may be interpreted and enforced cannot be fully determined and, therefore, this legislation could subject either us or our customers to potential liability, which in turn could have an adverse effect on our business, results of operations and financial condition. The adoption of any of these laws or regulations might also decrease the rate of growth of Internet use, which in turn could decrease the demand for our products or increase the cost of doing business or in some other manner have an adverse effect on our business, results of operations and financial condition. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of these laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies.

     The Internet is currently the subject of an increasing number of laws and regulations. These laws and regulations may relate to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and the quality of products and services. Recent laws that may be relevant include:

     - Child Online Protection Act of 1998. The first part of this act makes it unlawful for anyone to distribute materials over the Internet to minors that includes material that is deemed harmful to minors. It imposes additional restrictions and obligations and establishes the Commission on Online Protection to study and report to Congress on methods to help reduce access to harmful information by minors. The second part of this act makes it unlawful for an operator of a Website or online service directed to children under 13 to collect personal information from a child in a manner which violates regulations to be prescribed by the Federal Trade Commission, or the FTC.

     - Children's Online Privacy Protection Act of 1998. This act directs the FTC to prescribe regulations regarding the collection and use of personal information from children under age 16. It includes a requirement for parental consent for the collection, use and disclosure of personal information from children under age 13. The FTC is in the process of issuing final regulations, has submitted proposals to the Internet industry regarding the rights and safety of children using the Internet, and is expected to issue additional regulations in this area.

     - Protection of Children from Sexual Predators Act of 1998. This act mandates that electronic communication service providers report facts or circumstances from which a violation of child pornography laws is apparent.

     - Digital Millennium Copyright Act of 1998. This act establishes limited liability for online copyright infringement by online service providers for listing or linking to third-party Websites that include copyright-infringing materials.

     Because the courts have not yet interpreted these laws, their applicability and reach are not defined. They may impose significant additional costs on our business, require us to change our operating methods, or subject us to additional liabilities. Moreover, the applicability to the Internet of existing laws governing issues such as intellectual property ownership, copyright, defamation, obscenity and personal privacy is uncertain and developing. We may be subject to claims that our services violate such laws. Any new legislation or regulation in the United States or abroad or the application of existing laws and regulations to the Internet could damage our business and cause the price of our common stock to decline.

     The FTC has also initiated action against at least one online service provider regarding the manner in which information is collected from users and provided to third parties. Changes to existing laws or the passage of new laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace that could reduce demand for our products or increase the cost of doing business as a result of litigation costs or increased product delivery costs, or could in some other manner have an adverse effect on our business, results of operations and financial condition. In addition, because our products are accessible throughout the United States, other jurisdictions may claim that we are required to qualify to do business as a foreign corporation in a particular state. Also, although we do not believe that our relationship with Hollywood Entertainment would subject us to sales or use taxes in any jurisdiction where Hollywood Entertainment operates a retail store, it is possible that a jurisdiction may seek to impose a sales or use tax based on that relationship. We cannot be certain that we would be successful in any challenge to the imposition of sales or use tax. We are qualified to do business in California, and our failure to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject us to taxes and penalties for the failure to qualify and could result in our inability to enforce contracts in these jurisdictions. Any new legislation or regulation, or the application of laws or regulations of these jurisdictions whose laws do not currently apply to our business, could have an adverse effect on our business, results of operations and financial condition.

     There are, to our knowledge, currently no investigations, inquiries, citations, fines or allegations of violations or noncompliance of such laws pending by government agencies. It is possible that there may be investigations or allegations in the future. The risk that any noncompliance may be discovered in the future is currently indeterminable. Although any potential impact on us for noncompliance cannot currently be established, it could result in civil or criminal penalties, including monetary fines and injunctions, for noncompliance and negative publicity and have an adverse impact on our business, results of operations and financial condition.

EMPLOYEES

     As of September 30, 1999, we had 174 full-time employees. We vary the number of part-time and temporary employees to respond to fluctuating market demand for our products. Our employees are not covered by a collective bargaining agreement. We consider our relationships with our employees to be good.

PROPERTIES

     Our principal offices are located in Emeryville, California, where we lease approximately 19,000 square feet. This lease expires in February 2005. We also lease approximately 27,000 square feet of space in San Leandro, California, where we maintain our distribution center. We anticipate that we will have to expand or relocate our distribution center within the next 12 months. We believe additional space will be available to us on commercially reasonable terms. In addition, we have entered into a lease in Seattle, Washington, for 3,700 square feet of office space. As we expand, we expect that suitable additional or alternative space will be available on commercially reasonable terms.

LEGAL PROCEEDINGS

     On December 4, 1998, our former Chief Operating Officer, James C. Vicars, filed a complaint in the Superior Court of California, alleging breach of his employment contract, violation of the California Labor Code, employment discrimination, breach of an implied covenant of good faith and fair dealing, negligent misrepresentation, fraud, defamation and other claims. The complaint claims damages in excess of $2.1 million. Currently, the case is in discovery, and no trial date has been set. We intend to contest this claim vigorously.

     On December 21, 1998, Excalibur Entertainment, Inc. filed a complaint in the Superior Court of California, alleging unfair trade practices by Reel.com relating to our sale of copies of certain films in violation of the Business and Professions Code of the State of California. The complaint claims damages in excess of $500,000. The case is in discovery. We intend to contest this claim vigorously.

                                   MANAGEMENT

     The following table sets forth information with respect to our directors, executive officers and other key employees as of the date of this prospectus.

                  NAME                     AGE                   POSITION
                  ----                     ---                   --------
Mark J. Wattles..........................  39    Chairman and Chief Executive Officer
Alex M. Bond.............................  30    Chief Financial Officer
David Rochlin............................  36    Chief Operating Officer
Harry Bernstein..........................  47    Vice President of Corporate Development
Jeffrey D. DeRuiter......................  29    Vice President of Operations
Tracy Jan................................  36    Vice President of Merchandising
Rosemary Ruley Atkins....................  37    Vice President and Executive Producer
Jeffrey Schwager.........................  35    Vice President of Content
Michael Verhoogen........................  32    Vice President, Legal, and Secretary
Donald J. Ekman..........................  47    Director

     Mark J. Wattles has been Chairman of the board of directors of Reel.com since October 1998 and was appointed Chief Executive Officer in November 1999. Mr. Wattles founded Hollywood Entertainment Corporation in June 1988 and has served as its Chairman of the board of directors and Chief Executive Officer since that time. Mr. Wattles served as President of Hollywood Entertainment from June 1988 to September 1997. Mr. Wattles has been an owner and operator in the video rental industry since 1985. He currently serves as a member of the Video Software Dealers Association board of directors.

     Alex M. Bond has been the Chief Financial Officer of Reel.com since April 1999. Mr. Bond joined Hollywood Entertainment in March 1999 and served as its Senior Vice President of Internet Development until April 1999. From January 1997 to February 1999, he was Executive Vice President of Strategic Development for Just for Feet, Inc., a retail company. From January 1995 until January 1997, he was employed by Hollywood Entertainment as Vice President of Strategic Development. From February 1993 until January 1995, he was an investment banker with Montgomery Securities, currently Banc of America Securities LLC, specializing in growth retail.

     David Rochlin has been the Chief Operating Officer of Reel.com since April 1999. Mr. Rochlin previously served as Vice President of Marketing of Reel.com from June 1998 to April 1999. From 1996 to 1998, Mr. Rochlin was Director of Marketing for NETCOM Online Communications, a telecommunications company. From 1994 to 1996, he was Senior Director of Market Development at DNA Plant Technology, a consumer biotechnology company. From 1992 to 1994, he was a brand and category Manager at Del Monte Foods. Mr. Rochlin is a regular speaker on Internet retailing practices and is active in a variety of online commerce industry groups, including shop.org and the GII Initiative.

     Harry Bernstein has been the Vice President of Corporate Development of Reel.com since January 1999. He previously served as Vice President of Business Development of Reel.com from May 1997 to January 1999. From April 1996 to May 1997, Mr. Bernstein served as Vice President of Creative Development for Film.com Inc., an Internet content company devoted to movie-related information. Mr. Bernstein served as the Director of Entertainment Development of Starwave Corp., a multimedia company, from March 1993 to March 1996.

     Jeffrey D. DeRuiter has been the Vice President of Operations of Reel.com since July 1999. From July 1993 until he joined Reel.com, Mr. DeRuiter was a consultant and manager at Kurt Salmon Associates, a management consulting company.

     Tracy Jan has been the Vice President of Merchandising of Reel.com since April 1999. Prior to joining Reel.com, Ms. Jan was the Vice President of Merchandise Planning and Distribution for the Duty Free Shops Group Limited (DFS Ltd.), an international retail company, from February 1997 to April 1999. Before joining DFS Ltd., Ms. Jan was the Director of Merchandise Planning and Distribution for Warner Bros. Studio Stores, a media and entertainment company, from June 1994 to January 1997.

     Rosemary Ruley Atkins has been the Vice President and Executive Producer at Reel.com since March 1999. Prior to assuming that position, Ms. Ruley Atkins was Vice President of Merchandising of Reel.com from February 1997 to March 1999. From October 1996 to February 1997, she served as Vice President of Products and Operations at West Coast Entertainment, a video retail company. From March 1995 to September 1996, Ms. Ruley Atkins served as Chief Executive Officer of Videosmith, a Boston-based video retail store before it was acquired by West Coast Entertainment.

     Jeffrey Schwager has been the Vice President of Content of Reel.com since June 1999. From August 1994 to May 1999, Mr. Schwager served as Writer, Managing Editor, Editorial Director and Executive Producer at Starwave Corp./Infoseek Corp., an Internet software and services company, where he managed the operation of Websites including Celebsite, Mr. Showbiz, Wall of Sound and the entertainment and broadcast sections of Go.com.

     Michael Verhoogen has been the Vice President, Legal, and Secretary of Reel.com since September 1999. From April 1999 to September 1999, he was the Director of Corporate Real Estate for Just For Feet, Inc. a retail company. From May 1997 to April 1999, he was the Director of Real Estate for Just For Feet's subsidiary chain.

     Donald J. Ekman has been one of the directors of Reel.com since October 1998. Mr. Ekman has served on the board of directors of Hollywood Entertainment since July 1993 and became Senior Vice President and General Counsel of Hollywood Entertainment on March 1994. From January 1992 to March 1994, Mr. Ekman was a partner in Ekman & Bowersox. From August 1990 until December 1991, he practiced law with Foster, Pepper & Shefelman.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to this offering, our board of directors has not had a compensation committee, and all compensation decisions relating to our executive officers have been made by the full board of directors. Upon completion of this offering, the compensation committee will make all compensation decisions regarding our executive officers. During the year ended December 31, 1999, Mark Wattles and Donald Ekman were both members of our parent's board of directors, and Mr. Wattles served on its compensation committee. For a description of transactions with Hollywood Entertainment, see "Certain Transactions."

EXECUTIVE COMPENSATION

     COMPENSATION SUMMARY. The following table sets forth compensation information for the Chief Executive Officer and the four other most highly compensated executive officers of Reel.com whose total annual salary and bonus exceeded $100,000 in 1999.

                           SUMMARY COMPENSATION TABLE

                                                                                    LONG-TERM
                                                                                   COMPENSATION
                                                                                   ------------
                                                                                      AWARDS
                                                   ANNUAL COMPENSATION             ------------
                                          --------------------------------------    SECURITIES
                                                                  OTHER ANNUAL      UNDERLYING
      NAME AND PRINCIPAL POSITIONS        SALARY($)   BONUS($)   COMPENSATION($)    OPTIONS(#)
      ----------------------------        ---------   --------   ---------------   ------------


     OPTIONS GRANTED IN LAST FISCAL YEAR. The following table provides certain information regarding stock options granted to the executive officers named in the Summary Compensation Table during 1999. Reel.com granted to its employees
options to purchase an aggregate of      shares of its stock during 1999. All
options were granted with an exercise price equal to the fair market value of the common stock on the date of grant, as determined by the board of directors. An option may terminate before its expiration date if the optionee is no longer an employee of or consultant to Reel.com. We have calculated the potential realizable value in accordance with Securities and Exchange Commission rules as follows:

     - multiplied the number of shares subject to each option by $          ,
       the assumed initial public offering price per share; and

     - calculated the gains or "option spreads" that would exist for the options assuming an annual compounded stock appreciation of 5% and 10% from the date the option was granted over the full option term of 10 years.

     These assumed annual compound rates are mandated by the SEC and do not represent Reel.com's estimate or projection of future stock prices.

                             OPTION GRANTS IN 1999

                                                  INDIVIDUAL GRANTS
                                 ----------------------------------------------------    POTENTIAL REALIZABLE
                                 NUMBER OF                                                 VALUE AT ASSUMED
                                 SECURITIES     % OF TOTAL                               ANNUAL RATES OF STOCK
                                 UNDERLYING      OPTIONS       EXERCISE                 PRICE APPRECIATION FOR
                                  OPTIONS       GRANTED TO       PRICE                        OPTION TERM
                                  GRANTED       EMPLOYEES      PER SHARE   EXPIRATION   -----------------------
             NAME                   (#)       IN FISCAL YEAR      ($)         DATE        5%($)        10%($)
             ----                ----------   --------------   ---------   ----------   ----------   ----------
          .....................         --             --            --           --           --           --
          .....................         --             --            --           --           --           --
          .....................         --             --            --           --           --           --

     AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES. The following table provides summary information regarding options held by the executive officers named in the Summary Compensation Table as of December 31, 1999. The value of unexercised in-the-money options is based on an assumed
initial public offering price of $     per share, less the exercise price
payable for such shares.

                      AGGREGATED OPTION EXERCISES IN 1999
                           AND YEAR-END OPTION VALUES

                                                           NUMBER OF SECURITIES        VALUE OF UNEXERCISED IN-
                                                          UNDERLYING UNEXERCISED        THE-MONEY(1) OPTIONS AT
                              SHARES                      OPTIONS AT YEAR-END(#)              YEAR-END($)
                           ACQUIRED ON       VALUE      ---------------------------   ---------------------------
          NAME             EXERCISE(#)    REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
          ----             ------------   -----------   -----------   -------------   -----------   -------------
          ...............          --            --            --             --             --             --
          ...............          --            --            --             --             --             --
          ...............          --            --            --             --             --             --
          ...............          --            --            --             --             --             --
          ...............          --            --            --             --             --             --

LIMITATION OF LIABILITY AND INDEMNIFICATION

     Our certificate of incorporation provides that, except to the extent provided by Delaware law, our directors will not be personally liable to our stockholders for monetary damages for any breach of fiduciary duty as directors, except (a) liability for a breach of the duty of loyalty to the corporation or its stockholders, (b) acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law, (c) unlawful payment of dividends or unlawful stock repurchases or redemptions or (d) any transaction from which a director derives an improper personal benefit. This provision also does not affect the directors' responsibilities under other laws, such as the Federal securities laws or state or Federal environmental laws and does not limit the availability of equitable remedies, such as injunctive relief.

     We have obtained liability insurance for our executive officers and directors and have entered into indemnity agreements to indemnify our executive officers and directors in addition to the indemnification provided for in our certificate of incorporation and bylaws. These agreements, among other things, indemnify our directors and executive officers for expenses, judgments and fines and amounts paid in settlement, actually and reasonably incurred by any such person in any action, suit or proceeding arising out of such person's services as a director or executive officer on our behalf. We believe that these provisions and agreements are necessary to attract and retain qualified directors and officers.

EMPLOYEE BENEFIT PLANS

     1999 Stock Incentive Plan.

     Introduction. The 1999 Stock Incentive Plan is intended to serve as our primary incentive plan. The 1999 plan was adopted by the board of directors on
               and approved by the stockholders in                . The 1999
plan will become effective upon completion of this offering.

     Share Reserve.  An aggregate of                shares of our common stock
have been authorized for issuance under the 1999 plan. The share reserve under our 1999 plan will automatically increase on the first trading day in January of each calendar year, beginning with calendar year 2001, by an amount equal to percent ( %) of the total number of shares of our common stock outstanding on the last trading day of December in the prior calendar year, but in no event will this annual increase exceed shares. In addition, no participant in the 1999 plan may be granted stock
options or direct stock issuances for more than              shares of common
stock in total in any calendar year.

     Programs. Our 1999 plan has five separate programs, each of which may be implemented at the discretion of the board of directors:

     - the discretionary option grant program, under which eligible individuals in our employ may be granted options to purchase shares of our common stock at an exercise price not less than the fair market value of those shares on the grant date;

     - the stock issuance program, under which eligible individuals may be issued shares of common stock directly, upon the attainment of performance milestones or the completion of a specified period of service or as a bonus for past services;

     - the salary investment option grant program, under which our executive officers and other highly compensated employees may be given the opportunity to apply a portion of their base salaries each year to the acquisition of special below-market stock option grants;

     - the automatic option grant program, under which option grants will automatically be made at periodic intervals to eligible non-employee directors to purchase shares of common stock at an exercise price equal to the fair market value of those shares on the grant date; and

     - the director fee option grant program, under which our non-employee directors may be given the opportunity to apply a portion of any retainer fees otherwise payable to them in cash each year to the acquisition of special below-market stock option grants.

     Eligibility. The individuals eligible to participate in our 1999 plan include our officers and other employees and our board members.

     Administration. The discretionary option grant and stock issuance programs will be administered by our compensation committee. This committee will determine which eligible individuals are to receive option grants or stock issuances under those programs, the time or times when the grants or issuances are to be made, the number of shares subject to each grant or issuance, the status of any granted option as either an incentive stock option or a nonstatutory stock option under the federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. The compensation committee will also have the authority to select the executive officers and other highly compensated employees who may participate in the salary investment option grant program in the event that program is put into effect for one or more calendar years.

     Plan Features.  Our 1999 plan will include the following features:

     - The exercise price for any options granted under the plan may be paid in cash or in shares of our common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee. The terms of options granted under our 1999 plan may not exceed 10 years.

     - The compensation committee will have the authority to cancel outstanding options under the discretionary option grant program in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of our common stock on the new grant date.

     - Stock appreciation rights may be issued under the discretionary option grant program. These rights will provide the holders with the election to surrender their outstanding options for a payment from us equal to the fair market value of the shares subject to the surrendered options less the exercise price payable for those shares. We may make the payment in cash or in shares of our common stock. None of the options granted under our 1999 plan contain stock appreciation rights.

     Change in Control. The 1999 plan will include certain change-in-control provisions which may result in the accelerated vesting of outstanding option grants and stock issuances.

     Salary Investment Option Grant Program. In the event the compensation committee decides to put this program into effect for one or more calendar years, each of our executive officers and other highly compensated employees may elect to reduce his or her base salary for the calendar year by an amount not less than $10,000 nor more than $50,000. Each selected individual who makes such an election will automatically be granted, on the first trading day in January of the calendar year for which his or her salary reduction is to be in effect, an option to purchase that number of shares of common stock determined by dividing the salary reduction amount by two-thirds of the fair market value per share of our common stock on the grant date. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the amount of the salary reduction. The option will become exercisable in a series of 12 equal monthly installments over the calendar year for which the salary reduction is to be in effect.

     Automatic Option Grant Program. Each individual who first becomes a non-employee board member at any time after the effective date of this offering
will receive an option grant to purchase           shares of common stock on the
date such individual joins the board. In addition, on the date of each annual stockholders meeting held after the effective date of this offering, each non-employee board member who is to continue to serve as a non-employee board member, including each of our current non-employee board members, will
automatically be granted an option to purchase           shares of common stock,
provided such individual has served on the board for at least six months.

     Each automatic grant will have an exercise price per share equal to the fair market value per share of our common stock on the grant date and will have a term of 10 years, subject to earlier termination following the optionee's cessation of board service. The option will be immediately exercisable for all of the option shares; however, we may repurchase, at the exercise price paid per share, any shares purchased under the option which are not vested at the time of the optionee's cessation of board service. The shares subject to each initial
     -share automatic option grant will vest in a series of              (  )
successive annual installments upon the optionee's completion of each year of
board service over the              (  )-year period measured from the grant
date. The shares subject to each      -share annual option grant will vest upon
optionee's completion of one year of board service measured from the grant date. The shares subject to each option will immediately vest in full upon certain changes in control or ownership or upon the optionee's death or disability while a board member.

     Director Fee Option Grant Program. If this program is put into effect in the future, then each non-employee board member may elect to apply all or a portion of any cash retainer fee for the year to the acquisition of a below-market option grant. The option grant will automatically be made on the first trading day in January in the year for which the non-employee board member would otherwise be paid the cash retainer fee in the absence of his or her election. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date, and the number of shares subject to the option will be determined by dividing the amount of the retainer fee applied to the program by two-thirds of the fair market value per share of our common stock on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the portion of the retainer fee applied to that option. The option will become exercisable in a series of 12 equal monthly installments over the calendar year for which the election is in effect. However, the option will become immediately exercisable for all the option shares upon the death or disability of the optionee while serving as a board member.

     Additional Program Features. Our 1999 plan will also have the following features:

     - Outstanding options under the salary investment and director fee option grant programs will immediately vest if we are acquired by a merger or asset sale or if there is a successful tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board through one or more contested elections.

     - Limited stock appreciation rights will automatically be included as part of each grant made under the salary investment option grant program and the automatic and director fee option grant programs, and these rights may also be granted to one or more officers as part of their option grants under the discretionary option grant program. Options with this feature may be surrendered to us upon the successful completion of a hostile tender offer for more than 50% of our outstanding voting stock. In return for the surrendered option, the optionee will be entitled to a cash distribution from us in an amount per surrendered option share based upon the highest price per share of our common stock paid in that tender offer.

     - The board of directors may amend or modify the 1999 plan at any time, subject to any required stockholder approval. The 1999 plan will terminate no later than November 2009.

     1999 Employee Stock Purchase Plan.

     Introduction.  Our 1999 Employee Stock Purchase Plan was adopted by the
board of directors on              , 1999 and approved by the stockholders in
               1999. The plan will become effective immediately upon the completion of this offering. The plan is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of common stock, at semi-annual intervals, with their accumulated payroll deductions.

     Share Reserve.  An aggregate of                shares of our common stock
will initially be reserved for issuance. The reserve will automatically increase on the first trading day in January each calendar year, beginning in calendar
year 2001, by an amount equal to   percent (     %) of the total number of
outstanding shares of our common stock on the last trading day in December in the prior calendar year. In no event will any such annual increase exceed shares.

     Offering Periods. The plan will have a series of successive offering periods, each with a maximum duration of 24 months. The initial offering period will start on the date the underwriting agreement for the offering covered is signed and will end on the last business day in January 2002. The next offering period will start on the first business day in February 2002, and subsequent offering periods will be set by our compensation committee.

     Eligible Employees. Individuals scheduled to work more than 20 hours per week for more than five calendar months per year may join an offering period on the start date or any semi-annual entry date within that period. Semi-annual entry dates will occur on the first business day of February and August each year. Individuals who become eligible employees after the start date of an offering period may join the plan on any subsequent semi-annual entry date within that offering period.

     Payroll Deductions.  A participant may contribute up to      % of his or
her base salary through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. The purchase price per share will be equal to 85% of the fair market value per share on the participant's entry date into the offering period or, if lower, 85% of the fair market value per share on the semi-annual purchase date. Semi-annual purchase dates will occur on the last business day of January and July each
year. However, a participant may not purchase more than                shares on
any purchase date, and not more than                shares may be purchased in
total by all participants on any purchase date. Our compensation committee will have the authority to change these limitations for any subsequent offering period.

     Reset Feature. If the fair market value per share of our common stock on any purchase date is less than the fair market value per share on the start date of the two-year offering period, then that offering period will automatically terminate, and a new two-year offering period will begin on the next business day. All participants in the terminated offering will be transferred to the new offering period.

     Change in Control. The purchase price will be equal to 85% of the market value per share on the participant's entry date into the offering period in which an acquisition occurs or, if lower, 85% of the fair market value per share immediately prior to the acquisition.

     Plan Provisions. The following provisions will also be in effect under the plan:

     - The plan will terminate no later than the last business day of January 2010; and

     - The board may at any time amend, suspend or discontinue the plan. However, certain amendments may require stockholder approval.

     Hollywood Entertainment Corporation Incentive Plans.

     A number of our employees hold outstanding stock options under our parent company stock incentive plans: the Hollywood Entertainment Corporation 1993 Stock Incentive Plan and the Hollywood Entertainment Corporation 1997 Employee NonQualified Stock Option Plan. An aggregate of 10,000,000 shares of our parent company's common stock is authorized for issuance under the 1993 plan, and an additional 1,000,000 shares of our parent company's common stock is authorized for issuance under the 1997 plan. All employees of our parent company and its subsidiaries are eligible to participate in the 1993 plan; participation in the 1997 plan is limited to employees of our parent company and its subsidiaries who are not otherwise officers or directors of our parent company. As of October 15,
1999,              shares remained available for future issuance under the 1997 plan.

     Under the 1993 plan, shares of our parent's common stock may also be issued pursuant to stock appreciation rights, direct stock issuances, either vested or unvested, and performance units. None of these latter securities has been issued to our employees.

     Both the 1993 plan and the 1997 plan may be administered by the Hollywood Entertainment board of directors or by a committee of that board of directors. The plan administrator will have complete discretion to determine which eligible individuals are to receive option grants or other awards under the plans, the time or times when those grants or awards are to be made, the number of shares subject to each such grant or award, the status of

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

any granted option as either an incentive stock option or a non-statutory option under the federal tax laws, the vesting schedule (if any) to be in effect for the option grant or other award and the maximum term for which any granted option, stock appreciation right or performance unit is to remain outstanding. Under the 1997 plan, however, the only type of award issuable is a non-statutory stock option.

     The exercise price of an incentive stock option will in no event be less than 100% of the fair market value of our parent company's common stock on the date of grant. Each non-statutory option will have an exercise price per share determined in the sole discretion of the plan administrator. Incentive stock options may not have a maximum term in excess of 10 years; the plan administrator has complete discretion to determine the maximum term of each non-statutory option granted under the plans. Each option grant will be subject to earlier termination following the optionee's cessation of service.

     The options granted under the plans generally have been structured so that those options become exercisable for the option shares in a series of installments over the optionee's period of service.

     In the event that our parent company is acquired by merger or asset sale, the plan administrator will have the discretion to select any of the following alternatives for the treatment of the outstanding options under the plans:

     - continue those options in full force and effect;

     - provide for their assumption by the successor entity; or

     - terminate those options, with or without the acceleration of any unvested options immediately prior to such termination.

     The Hollywood Entertainment board of directors may amend or modify the plans at any time, subject to any stockholder approval required under applicable law or regulation.

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

                              CERTAIN TRANSACTIONS

TRANSACTIONS WITH OUR PARENT

     Certain Historical Relationships

     As a subsidiary of our parent, we receive various services from our parent, including customer service, supply, marketing, human resources, finance, accounting, administrative and legal services. Our financial statements reflect allocations for these services rendered by our parent to us. We believe those allocations have been made on a reasonable and consistent basis. However, they are not necessarily indicative of, nor is it practicable for us to estimate, the level of expenses we would have otherwise incurred had we operated as a separate, stand-alone company. We have also relied on our parent to provide us with financing for our cash flows. Our cash flows to date are therefore not necessarily indicative of the cash flows that would have resulted had we been operating as an independent company. We are currently a borrower under our parent's bank credit facility and expect to terminate our participation in the facility concurrent with the completion of this offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     We have purchased certain merchandise from Hollywood Entertainment at an amount equal to Hollywood Entertainment's cost. These purchases amounted to $84,983 for the three months ended December 31, 1998 and $584,000 for the nine months ended September 30, 1999. Hollywood Entertainment charges us the costs associated with these purchases, including cost of freight, handling and other costs, incurred by Hollywood Entertainment in connection with selling merchandise to us.

     As a subsidiary of Hollywood Entertainment, we also receive, and are charged our proportionate share, of various services from Hollywood Entertainment including management and other operational services. These charges were $237,000 for the three months ended December 31, 1998 and $1.4 million for the nine months ended September 30, 1999.

     We intend to enter into an asset transfer agreement with Hollywood Entertainment, under which Hollywood Entertainment will acquire certain retail assets relating to one traditional retail video store.

     Since October 1, 1998, the date Hollywood Entertainment acquired us, Hollywood Entertainment has provided all necessary funding for our operations. This funding has been accounted for as intercompany advances. As of September 30, 1999, these funds totaled approximately $42.5 million. Hollywood Entertainment charges us 14% interest on the net outstanding balance. Interest expense for the three months ended December 31, 1998 was $166,000 and for the nine months ended September 30, 1999 was $2.7 million.

     Intercompany Agreements

     We intend to enter into several intercompany agreements with our parent prior to the completion of this offering. We have summarized below the anticipated material terms of all of these agreements. These agreements will not have been negotiated on an arms' length basis. We believe that had the intercompany agreements been in effect during the historical periods presented in our financial statements, they would not have had a material effect on our results of operations. Certain of the agreements do not have fixed terms.

     Initial Public Offering Agreement

     GENERAL. As of the completion of this offering, we intend to enter into an initial public offering agreement with Hollywood Entertainment, which will govern our respective rights and

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

duties with respect to this offering and will set forth certain covenants we will agree to for various periods following this offering.

     EXPENSES. Except for the fees and disbursements related to Hollywood Entertainment's counsel, accountants and other advisers, we will generally agree to pay any and all expenses relating to our initial public offering or any other primary offering of our common stock.

     ACCESS TO INFORMATION. Generally, we and Hollywood Entertainment will agree to provide each other with, upon written request and subject to specified conditions and for a specified period of time, access to information relating to the assets, business and operations of the requesting party. We and Hollywood Entertainment will agree to keep our books and records for a specified period of time. Also, we and Hollywood Entertainment will agree to cooperate with each other to allow access to each other's employees, to the extent necessary, to discuss and explain all requested information mentioned above and with respect to any claims brought against the other relating to the conduct of our business prior to completion of this offering or similar transaction.

     COVENANTS. We will agree that, for so long as Hollywood is required to consolidate our results of operations and financial position, we will:

     - provide Hollywood Entertainment with financial information regarding our company and our subsidiaries;

     - provide Hollywood Entertainment copies of all quarterly and annual financial information and other reports and documents we intend to file with the SEC prior to such filing, as well as final copies upon filing, and to actively consult with Hollywood Entertainment with respect to any changes made to these reports;

     - consult with Hollywood Entertainment regarding the timing and content of earnings releases and cooperate fully and cause our accountants to cooperate fully with Hollywood in connection with any of its public filings;

     - use our reasonable best efforts to enable our auditors to complete their audit of our financial statements such that they will date their opinion the same date as their opinion on Hollywood Entertainment's financial statements;

     - provide to Hollywood Entertainment and its auditors all information required for Hollywood Entertainment to meet its schedule for the filing and distribution of its financial statements;

     - make our books and records available to Hollywood Entertainment and its auditors, so that they may conduct reasonable audits relating to our financial statements; and

     - adhere to specified accounting standards.

     OTHER COVENANTS.  The initial public offering agreement will also provide
that, for so long as Hollywood beneficially owns   % or more of our outstanding
shares of common stock, we may not take any action or enter into any commitment or agreement that may reasonably be anticipated to result, with or without notice and with or without lapse of time, or otherwise, in a contravention, or an event of default, by Hollywood Entertainment of:

     - any provision of applicable law or regulation, including but not limited to provisions pertaining to the Internal Revenue Code, or the Employee Retirement Income Security Act of 1974, as amended; or

     - any provision of Hollywood Entertainment's articles of incorporation or bylaws.

     INDEMNIFICATION PROCEDURES. The initial public offering agreement will set forth the procedures that Hollywood Entertainment and we are to undertake if either of us demanded to be indemnified by the other under any indemnification right given in any of the agreements between Hollywood Entertainment and us relating to this offering, other than the tax matters agreement referred to below.

     Intercompany Services Agreement

     We intend to enter into an agreement with our parent pursuant to which our parent will provide certain services to us, including advertising services, space sharing, supply services and corporate services. In addition, we will provide certain services to our parent, including Web hosting services, Website development services, network operations services and advertising services. Both parties have also agreed to provide certain services to each other, including supply and information services. These obligations will terminate three years from the completion of this offering unless terminated earlier by either party as a result of any of the following:

     - a material breach of the agreement;

     - commencement of bankruptcy proceedings; or

     - the insolvency and/or liquidation of the other party's businesses.

     In addition, our parent may terminate these obligations in the event that it or any of its affiliates ceases to beneficially own at least 20% of the voting power of our outstanding voting stock.

     For a period of two years from the completion of this offering, our parent will refrain from competing with us in the business of selling movies, movie content and/or other entertainment products on video, DVD or other fixed or streaming media via the Internet, video-on-demand or other electronic means.

     SERVICES PROVIDED TO US BY OUR PARENT. Our parent has agreed to provide the following services following the completion of this offering:

     Corporate Services. Our parent will provide marketing, human resources, finance, accounting, administrative, legal and other services, as well as those services we require by virtue of our status as an independent public company. Our parent will provide these services to us at 100% of our parent's cost.

     Space Sharing. Our parent will provide a portion of its offices that both parties mutually agree upon. Our cost for this space will be the lesser of the prevailing market rate for this space and the highest rate then being paid by our parent for comparable space in the metropolitan area in which the space is located.

     Supply Services. Our parent will supply used movies and other used entertainment products in substantially the same manner as it currently provides these supplies to us. We will pay our parent an amount no greater than 100% of our parent's cost for these supplies and under terms and conditions at least as favorable as our parent provides these supplies to third parties.

     Special Order Services. Our parent will exclusively promote to its retail customers in its retail stores, our Website and the products we provide on our Website, provided that these products are not simultaneously available to its customers in its stores. We will pay our parent an amount no greater than 100% of our parent's costs for these services and under terms and conditions at least as favorable as our parent provides these services to third parties.

     Advertising Services. Our parent will provide us with advertising services in substantially the same manner it currently provides these services to us. These advertising services will include advertising in our parent's in-store magazines, advertising space in our parent's in-store

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

video loops and other direct marketing offerings made by our parent to its customers. The price of these advertising services will not exceed 100% of our parent's costs of providing these services to us, and the terms and conditions in which these services will be provided to us will be at least as favorable as the terms on which our parent provided these services to third parties.

     SERVICES WE WILL PROVIDE TO OUR PARENT. We will provide certain services to our parent, including Web hosting and network operations services, in a manner substantially consistent with the services we are currently providing to our parent, pursuant to terms and conditions as both parties may mutually agree upon. We will also provide Website development services to our parent on a project-by-project basis pursuant to terms and conditions both parties will mutually agree upon. In addition, we have agreed to link our Website to our parent's Website.

     JOINT SERVICES BEING PROVIDED BY US AND OUR PARENT. We have agreed with our parent to provide certain services to each other, including supply services and information services. Both parties will work together to acquire new movies and entertainment products in a manner substantially similar to our current practices. In addition, we will provide each other access to our databases that contain information pertaining to customers and films, including, customer mailing lists, membership customer lists, customer demographic information and general information about films and related entertainment products and services.

     Income Tax Matters Agreement

     As of the completion of this offering, we will continue to be included in the consolidated group of Hollywood Entertainment (the "consolidated group") filing U.S. federal income tax returns and various combined or consolidated state and local income tax returns. We will be liable for all taxes that are either (a) imposed on us on a separate return basis or (b) imposed on a combined or consolidated basis on a group of companies that includes only us and our subsidiaries. Prior to the completion of this offering, we and Hollywood Entertainment intend to enter into an income tax matters agreement. The income tax matters agreement will require Hollywood Entertainment to pay the consolidated and combined federal and state income tax liabilities of the consolidated group and will require us to make payments to Hollywood Entertainment equal to the amount of income taxes that would be due from us if we were to file our own separate federal, state and local returns (or combined or consolidated returns including only us and our subsidiaries). In determining our hypothetical tax liability described in the preceding sentence, we will be able to use net operating losses and other tax attributes to the extent such attributes could have been used by us if we had not been included in the consolidated or combined group except to the extent they were used by other members of the consolidated or combined group in an earlier period. The amounts due from us would be redetermined in cases of a redetermination of our tax liability arising from an audit, amended return or otherwise.

     Hollywood Entertainment will have all the rights of a parent of a consolidated group filing consolidated federal income tax returns. Hollywood Entertainment will have similar rights provided for by applicable state and local law with respect to a parent of a consolidated or combined group. Hollywood Entertainment will act as our agent in any and all matters relating to income taxes of the consolidated group. Hollywood Entertainment will have responsibility for the preparation and filing of all income tax returns or amended returns with respect to the consolidated group. Hollywood Entertainment will have the right to contest or compromise any asserted tax adjustment or deficiency and to file, litigate and compromise any claim for refund on behalf of the consolidated group. Hollywood Entertainment's authority with respect to periods during which we are included in the consolidated group will continue to apply even

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

with respect to tax returns that are filed after we no longer are included in the consolidated group. For periods after we no longer are included in the consolidated group, net operating losses and other tax attributes that otherwise might have been available to us generally will not be available to us if the attributes were used by the consolidated group in an earlier period. The income tax matters agreement may result in conflicts of interest between us and Hollywood Entertainment.

     Provided that Hollywood Entertainment continues to beneficially own, directly or indirectly, at least 80% of the total voting power and value of our outstanding capital stock, we will be included for federal income tax purposes in the consolidated group of which Hollywood Entertainment is the common parent. Each member of the consolidated group for federal income tax purposes is liable for the federal income tax liability of each other member of the consolidated group. Similar principles apply with respect to members of the consolidated group for state and local tax purposes. Accordingly, although the income tax matters agreement will allocate tax liabilities between us and Hollywood Entertainment during the period in which we are included in the consolidated group, we could be liable for the federal, state or local income tax liability of any other member of the consolidated group in the event any such liability is incurred, and not discharged, by the other member.

     Release and Indemnification Agreement

     As of the completion of this offering, we and Hollywood Entertainment intend to enter into a release and indemnification agreement under which we and Hollywood Entertainment will agree to indemnify each other and we and Hollywood Entertainment will agree to release each other with respect to some matters.

     INDEMNIFICATION RELATING TO ASSETS, BUSINESSES AND OPERATIONS. We will agree to indemnify and hold harmless Hollywood Entertainment and its affiliates and their officers, directors, employees, agents, heirs, executors, successors and assigns against any payments, losses, liabilities, damages, claims and expenses and costs arising out of or relating to our past assets, businesses and operations managed by us or persons previously associated with us.

     Hollywood Entertainment will similarly agree to indemnify us and some of our affiliates and our and their officers, directors, employees, agents, heirs, executors, successors and assigns for Hollywood Entertainment's past assets, businesses and operations, except for assets, businesses and operations for which we will agree to indemnify Hollywood Entertainment. In addition, the registration rights agreement referred to below and the income tax matters agreement referred to above will provide for indemnification between us and Hollywood Entertainment relating to the substance of such agreements.

     INDEMNIFICATION RELATING TO THIS OFFERING. We will generally agree to indemnify Hollywood Entertainment and some of its affiliates against all liabilities arising out of any material untrue statements and omissions in this prospectus and any related registration statement filed with the SEC relating to this offering. However, our indemnification of Hollywood Entertainment does not apply to written information provided by Hollywood Entertainment. Hollywood Entertainment will agree to indemnify us for this information.

     RELEASE RELATING TO ACTIONS BY HOLLYWOOD ENTERTAINMENT RELATED TO HOLLYWOOD ENTERTAINMENT'S AND OUR ASSETS, BUSINESSES AND OPERATIONS. Except for the rights and obligations of Hollywood Entertainment and us, which relate to the agreements between Hollywood Entertainment and us relating to this offering, we will release Hollywood Entertainment and its subsidiaries and affiliates and their respective officers, directors, employees, agents, heirs, executors, successors and assigns for all losses for any and all actions and failures to take

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

actions relating to Hollywood Entertainment's and our assets, businesses and operations. Hollywood Entertainment will similarly release us.

     Registration Rights Agreement

     As of the completion of this offering, we and Hollywood Entertainment intend to enter into a registration rights agreement, which will require us, upon the request of Hollywood Entertainment, to use our reasonable best efforts to register, under the applicable federal and state securities laws, shares of our equity securities owned by Hollywood Entertainment. In addition, we will take such other actions as may be necessary to facilitate Hollywood Entertainment's intended method of disposition and to permit the sale in other jurisdictions, subject to specified limitations. Hollywood Entertainment will also have the right, subject to specified limitations, to include the shares of our equity securities it beneficially owns in other registrations we initiate. Except for our legal and accounting and any other adviser's fees and expenses, the registration rights agreement will provide that Hollywood Entertainment will generally pay all or its pro rata portion of out-of-pocket costs and expenses relating to each such registration that Hollywood Entertainment requests or in which Hollywood Entertainment participates. The registration rights agreement will contain indemnification and contribution provisions that are customary in transactions similar to those contemplated by this prospectus.

OTHER TRANSACTIONS

     We have entered into indemnification agreements with each of our executive officers and directors.

                            ------------------------

     Any future transactions, including loans, between us and our officers, directors and principal stockholders and their affiliates, will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

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

                             PRINCIPAL STOCKHOLDERS

     Hollywood Entertainment beneficially owns all of the shares of our common stock outstanding as of the date of this prospectus. Following the completion of
this offering, Hollywood Entertainment will continue to beneficially own   % of
our common stock. If the underwriters were to fully exercise their option to
purchase up to        additional shares of our common stock, our parent would
beneficially own approximately      % of our common stock.

     The following table sets forth information as of September 30, 1999 with respect to the outstanding securities of Reel.com beneficially owned by:

     - each person known by us to be the beneficial owner of more than 5% of the shares of any class of such securities;

     - each of our directors and director designees individually;

     - each of our named executive officers individually; and

     - all of our executive officers, directors and director designees as a group.

                                                                              PERCENTAGE OF
                                                                               COMMON STOCK
                                                                            BENEFICIALLY OWNED
                                                              SHARES      ----------------------
                                                           BENEFICIALLY   BEFORE THE   AFTER THE
                NAME OF BENEFICIAL OWNER                      OWNED        OFFERING    OFFERING
                ------------------------                   ------------   ----------   ---------
Hollywood Entertainment..................................      --            100%         --%
Mark J. Wattles..........................................      --              *           *
David Rochlin............................................      --              *           *
Alex Bond................................................      --              *           *
Harry Bernstein..........................................      --              *           *
All directors and executive officers as a group (9
  persons)...............................................      --              *           *

-------------------------
* Less than 1%.

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

                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of        shares of common stock, par
value $     and        shares of preferred stock, par value $     .

COMMON STOCK

     As of                , shares of common stock were outstanding, held of
record by one stockholder. Upon completion of the offering,        shares will
be outstanding, assuming no exercise of the underwriters' over-allotment option, no exercise of outstanding warrants and no additional exercise of outstanding options.

     Holders of common stock are entitled to receive dividends as may from time to time be declared by the board of directors out of funds legally available. Holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote and do not have any cumulative voting rights. Holders of common stock have no preemptive, conversion, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding up of Reel.com, holders of common stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all our liabilities and the liquidation preference of any outstanding class or series of preferred stock. The outstanding shares of common stock are, and the shares of common stock offered by us in this offering when issued will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to the rights of any series of preferred stock that we may issue in the future, as described below.

PREFERRED STOCK

     The board of directors has the authority to issue preferred stock in one or more series and to fix the number of shares constituting any such series and the preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by our stockholders. The issuance of preferred stock by the board of directors could adversely affect the rights of holders of common stock.

STOCKHOLDER ACTION; SPECIAL MEETING OF STOCKHOLDERS

     The Delaware Certificate of Incorporation that will become effective immediately prior to the completion of this offering states that stockholders may not take action by written consent, but only at duly called annual or special meetings of stockholders. The Delaware Certificate of Incorporation also provides that special meetings of stockholders may be called only by the chairman of the board of directors or by a majority of the board of directors.

ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

     The bylaws provide that stockholders must provide timely notice in writing to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders. To be timely notice for an annual meeting, a stockholder's notice must be delivered to or mailed and received at our principal executive offices at least 90 days and no earlier than 120 days before the first anniversary of the date our notice of the previous year's annual meeting of stockholders was provided to stockholders. If the date of the annual meeting of stockholders has been changed to be more than 30 calendar days before or more than 70 calendar days after that anniversary, notice by the stockholder, to be timely, must be received at least 90 days but no earlier than 120 days before the annual meeting of stockholders or 10 days following the date on which notice of the date of the meeting is made public. If, at any annual meeting, the number of directors to be elected to the board of directors is increased and we do not publicly announce all the nominees or specify the size of the increased board of directors at least 100 days before the anniversary of the previous year's annual meeting, a stockholder's notice will be considered timely, but only with respect to nominees for the new positions created by the increase, provided the notice is received no later than 10 days after the nominees are announced to the public. To be timely notice for a special meetings at which one or more directors will be elected to the board of directors, a stockholder's notice must be delivered to us no later than 10 days after notice of the date of the meeting and the nominees proposed to be elected are announced to the public. The bylaws also specify requirements as to the form and content of a stockholders' notice. These provisions may have the effect of preventing stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

     Authorized But Unissued Shares

     The authorized but unissued shares of common stock and preferred stock are available for future issuances without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions, stockholder rights plans and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could delay, deter or prevent an attempt to obtain control of us by a proxy contest, tender offer, merger or otherwise.

     Delaware Anti-Takeover Law and Charter Provisions

     We are subject to Section 203 of the Delaware General Corporation Law which generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder.
Section 203 applies unless:

     - prior to the date the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

     - upon consummation of the transaction which resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding certain shares; or

     - on or after such date the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     Provisions of our certificate of incorporation and Delaware law may delay, deter or prevent a change in our control and may adversely affect the voting and other rights of holders of common stock. In particular, our certificate of incorporation provides for a classified board of directors and the inability of stockholders to vote cumulatively for directors.

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

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is Continental Stock Transfer Company, New York, New York.

                   DESCRIPTION OF PARENT COMPANY INDEBTEDNESS

     In 1997, Hollywood Entertainment established a $300 million, five-year revolving Senior Credit Facility with a syndicate of lenders. As collateral for the credit facility, Hollywood Entertainment has pledged substantially all of its assets, including the shares of Reel.com common stock it owns. The Senior Credit Facility contains financial and other affirmative and restrictive covenants, including a minimum interest coverage ratio, a maximum leverage ratio, minimum average per store contribution requirements, minimum shareholders' equity, and restrictions on mergers, asset sales, additional indebtedness, guarantees, liens, investments, operating lease obligations and acquisitions. Some of these covenants apply to Reel.com. On March 1, 1999, the Senior Credit Facility was amended to, among other things, allow the issuance by Reel.com of shares of Reel.com common stock in a public or other offering and subject to certain terms.

     In connection with this offering, Hollywood Entertainment is seeking to amend some of the covenants in the Senior Credit Facility as they apply to subsidiaries of Hollywood Entertainment, including Reel.com. The Senior Credit Facility also contains a requirement that Hollywood Entertainment cause a portion of the proceeds from any sale of any of its subsidiaries' stock to be used to pay down obligations and, in certain circumstances, reduce the credit commitment under or collateralize the Senior Credit Facility for investment in additional assets in a line of business in which Hollywood Entertainment is engaged. The amendment of the Senior Credit Facility that Hollywood Entertainment is seeking would also include an amendment eliminating this requirement.

     In the event Hollywood Entertainment is not able to amend the Senior Credit Facility as it is seeking to do, we would continue to be subject to provisions that, among other things, restrict our ability to incur additional debt, to grant liens, to conduct certain acquisitions or mergers, to sell assets, to enter into operating leases and to make certain investments. These restrictions would significantly and negatively impact our business, financial condition and results of operations.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of our common stock in the public market after the offering could adversely affect the market price of our common stock and our ability to raise equity capital in the future on terms favorable to us.

     After the offering,                shares of our common stock will be
outstanding, assuming that the underwriters do not exercise the over-allotment
option. Of these shares, all of the                shares sold in this offering
will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. The remaining shares of common stock held by existing stockholders are "restricted securities" as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which rules are summarized below.

     The following table shows approximately when the           shares of our
common stock that are not being sold in this offering but which will be outstanding when this offering is complete will be eligible for sale in the public market:

                    ELIGIBILITY OF RESTRICTED SHARES
                      FOR SALE IN THE PUBLIC MARKET
-------------------------------------------------------------------------
180 days after the effective date

     Resale of most of the restricted shares that will become available for sale in the public market starting 180 days after the effective date will be limited by volume and other resale restrictions under Rule 144 because the holders are our affiliates.

RULE 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year is entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

     - 1% of the number of shares of common stock then outstanding, which will
       equal approximately                shares immediately after this
       offering; or

     - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks before a notice of the sale on Form 144 is filed.

     Sales under Rule 144 must also comply with manner of sale provisions and notice requirements and are subject to the availability of current public information about us.

RULE 144(k)

     Under Rule 144(k), a person who has not been one of our affiliates at any time during the 90 days before a sale, and who has beneficially owned the restricted shares for at least two years, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

RULE 701

     In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchase shares from us under a stock option plan or other written agreement can resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without complying with some of the restrictions, including the holding period, contained in Rule 144.

LOCK-UP AGREEMENTS

     Executive officers, directors and security holders, including our parent, will sign lock-up agreements under which they will agree not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus. Hambrecht & Quist LLC may, however, in its sole discretion, at any time, without notice, release all or any portion of the shares subject to lock-up agreements.

REGISTRATION RIGHTS

     Prior to the closing of this offering, we will enter into an agreement with our parent providing our parent with specific registration rights applicable to shares of our common stock held by it. See "Certain Transactions -- Transactions with our Parent -- Registration Rights Agreement.

STOCK PLANS

     As soon as practicable after the completion of this offering, we intend to file a registration statement under the Securities Act covering shares of our common stock reserved for issuance under our 1999 Stock Incentive Plan and the 1999 Employee Stock Purchase Plan.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, Hambrecht & Quist LLC, Banc of America Securities LLC, Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, and Wit Capital Corporation, have severally agreed to purchase from Reel.com the numbers of shares of common stock set forth opposite their names below:

                                                              NUMBER OF
                            NAME                               SHARES
                            ----                              ---------
Hambrecht & Quist LLC.......................................
Banc of America Securities LLC..............................
Dain Rauscher Wessels, a division of Dain Rauscher
  Incorporated..............................................
Wit Capital Corporation.....................................
                                                              --------
     Total..................................................
                                                              ========

     The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent auditors. The underwriters are committed to purchase all of the shares of common stock offered by this prospectus if they purchase any shares.

     The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares.

                       Underwriting Discounts and Commissions

                                             WITHOUT                     WITH
                                     OVER-ALLOTMENT EXERCISE    OVER-ALLOTMENT EXERCISE
                                     -----------------------    -----------------------
Per Share..........................         $                          $
Total..............................         $                          $

     We estimate that the total expenses of this offering, excluding
underwriting discounts and commissions, will be approximately $          .

     The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in
excess of $     per share. The underwriters may allow and dealers may reallow a
concession not in excess of $     per share to certain other dealers. After the
initial public offering of the shares has been completed, the offering price and other selling terms may be changed by the representatives of the underwriters. The representatives of the underwriters have informed us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of common stock offered by this prospectus.

     We have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to additional shares of common stock at the initial public offering price, less the underwriting discount, set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of common stock to be purchased by it shown in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of shares of common stock offered by this prospectus.

     The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

     We and our parent have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of these liabilities.

     We, our parent and our executive officers and directors, who will
collectively own approximately                shares of common stock after this
offering, have agreed that they will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of capital stock, options or warrants to acquire shares of capital stock or securities exchangeable for or convertible into shares of capital stock owned by them for a period of 180 days following the date of this prospectus. We have agreed that we will not, without the prior written consent of Hambrecht & Quist LLC, offer, sell or otherwise dispose of any shares of capital stock, options or warrants to acquire shares of capital stock or securities exchangeable for or convertible into shares of capital stock for a period of 180 days following the date of this prospectus, except that we may grant options under our stock option plans. Without the prior written consent of Hambrecht & Quist LLC, any options granted shall not be exercisable during this 180-day period.

     Prior to this offering, there has been no public market for our common stock. The initial public offering price for the common stock will be determined by negotiations among us and representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be prevailing market and economic conditions, our revenue and earnings, market valuations of other companies engaged in activities similar to ours, estimates of our business potential and prospects, the present state of our business operations, our management and other factors deemed relevant. The estimated initial public offering price range set forth on the cover of this preliminary prospectus is subject to change as a result of market conditions or other factors.

     Certain persons participating in this offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the common stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate-covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate-covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of common stock sold by the syndicate member are purchased in syndicate-covering transactions. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise. Stabilizing, if commenced, may be discontinued at any time.

     In addition, at our request, the underwriters have reserved up to shares of common stock for sale at the initial public offering price to our directors, officers, employees, business associates and related persons. The number of shares of common stock available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

     A prospectus in electronic format is being made available on an Internet Website maintained by Wit Capital. In addition, pursuant to an e-Dealer Agreement, all dealers purchasing shares from Wit Capital in the offering similarly have agreed to make a prospectus in electronic format available on Websites maintained by each of the e-Dealers.

     Wit Capital, a member of the National Association of Securities Dealers, Inc. will participate in the offering as one of the underwriters. The National Association of Securities Dealers, Inc. approved the membership of Wit Capital on September 4, 1997. Since that time, Wit Capital has acted as an underwriter, co-manager or selected dealer in over 125 public offerings. Except for its participation as a manager in this offering, Wit Capital has no relationship with us or any of our founders or significant stockholders.

                  VALIDITY OF THE ISSUANCE OF THE COMMON STOCK

     The validity of the issuance of the common stock offered in this offering will be passed upon for us by Brobeck Phleger & Harrison, LLP, San Francisco, California and for the underwriters by Cooley Godward LLP, San Francisco, California.

                                    EXPERTS

     The financial statements for the years ended December 31, 1996 and 1997 and the nine months ended September 30, 1998 and 1999 and the three months ended December 31, 1998, and at December 31, 1997 and 1998 and at September 30, 1999 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 2 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We have filed with the SEC a Registration Statement on Form S-1 under the Securities Act with respect to the common stock offered in this offering. This prospectus does not contain all information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement. For further information about us and the common stock offered in this offering, you should read the Registration Statement, exhibits and schedules. Statements contained in this prospectus about the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement. To have a complete understanding of any such document, you should read the entire document filed as an exhibit. You may read and copy the Registration Statement, including the exhibits and schedules, at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates and from the SEC's Internet Website at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.

     We intend to send to our stockholders annual reports containing audited financial statements.

     Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, we will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms and the SEC's Website, which is described above.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Balance Sheets at December 31, 1997, 1998 and September 30,
  1999......................................................  F-3
Statements of Operations for the years ended December 31,
  1996, 1997, the nine months ended September 30, 1998, the
  three months ended December 31, 1998 and the nine months
  ended September 30, 1999..................................  F-4
Statements of Stockholders' Equity for the years ended
  December 31, 1996, 1997, the nine months ended September
  30, 1998, the three months ended December 31, 1998 and the nine months ended September 30, 1999......................  F-5
Statements of Cash Flows for the years ended December 31,
  1996, 1997, the nine months ended September 30, 1998, the
  three months ended December 31, 1998 and the nine months
  ended September 30, 1999..................................  F-6
Notes to Financial Statements...............................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors of
Reel.com, Inc.

     In our opinion, the accompanying balance sheets and the related statements of operations, of stockholder's equity (deficit) and of cash flows present fairly, in all material respects, the financial position of the online business division of Reel.com, Inc., at December 31, 1997 and 1998 and at September 30, 1999, and the results of its operations and its cash flows for the years ended December 31, 1996 and 1997, the nine months ended September 30, 1998, the three months ended December 31, 1998, and the nine months ended September 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As more fully described in Note 2, these financial statements represent the financial activities related to the online business division of Reel.com, Inc., a 100% owned subsidiary of Hollywood Entertainment Corporation ("Hollywood Entertainment").

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has generated recurring losses and negative cash flows from operations. The Company has relied upon Hollywood Entertainment to finance its operations; however Hollywood Entertainment is limited in the amount of additional financing it may provide to the Company due to restrictive covenants contained in its bank credit facilities. These circumstances raise substantial doubt about the Company's ability to continue as a going concern. Management's plans relating to this matter are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PricewaterhouseCoopers LLP
December 1, 1999
San Francisco, California

                                 REEL.COM, INC.
                         (A WHOLLY-OWNED SUBSIDIARY OF
                      HOLLYWOOD ENTERTAINMENT CORPORATION)

                                 BALANCE SHEETS

                                                         DECEMBER 31,              SEPTEMBER 30, 1999
                                                  --------------------------   ---------------------------
                                                     1997           1998          ACTUAL       PRO FORMA
                                                  -----------   ------------   ------------   ------------
                                                                                              (UNAUDITED)
                                                  ASSETS
Current assets:
  Cash..........................................  $   112,710   $         --   $     15,335
  Accounts receivable, net of allowance for
    returns of $0, $178,535, and $88,549 in
    1997, 1998 and 1999.........................       21,089        203,665        530,403
  Merchandise inventory, net....................       47,310      2,148,943      5,246,932
  Prepaid expenses and other current assets.....       65,715        783,786        779,605
                                                  -----------   ------------   ------------
    Total current assets........................      246,824      3,136,394      6,572,275
Videocassette rental inventory, net.............       50,544             --             --
Property and equipment, net.....................      203,886      1,721,145      3,012,101
Intangible assets and goodwill, net.............           --     87,805,753     50,174,716
Other assets, net...............................           --        111,111             --
                                                  -----------   ------------   ------------
    Total assets................................  $   501,254   $ 92,774,403   $ 59,759,092
                                                  ===========   ============   ============

                              LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Bank overdraft................................  $        --   $    413,558   $    212,707
  Accounts payable..............................      301,319      4,080,122      7,226,337
  Accrued expenses..............................      142,319      2,820,346      4,093,402
  Convertible notes payable.....................      682,335             --             --
  Notes payable.................................       72,091             --             --
                                                  -----------   ------------   ------------
    Total current liabilities...................    1,198,064      7,314,026     11,532,446
Intercompany advances from Hollywood
  Entertainment (Note 3)........................           --     10,690,367     42,482,934     32,482,934
                                                  -----------   ------------   ------------   ------------
    Total liabilities...........................    1,198,064     18,004,393     54,015,380
                                                  -----------   ------------   ------------
Commitments and contingencies (Notes 3 and 7)
Stockholders' equity (deficit):
  Members' equity...............................    2,858,447             --             --
  Preferred stock: $.001 par value; none
    authorized at December 31, 1997 and 1998,
    and September 30, 1999, 50,000,000 shares
    authorized at September 30, 1999 (pro forma
    unaudited), none outstanding................           --             --             --
  Common stock: $.01 par value and 1,000 shares
    authorized at December 31, 1998 and
    September 30, 1999; $.001 par value and
    100,000,000 shares authorized at September
    30, 1999 (pro forma unaudited); 0, 1,000,
    1,000, and 1,000 outstanding,
    respectively................................           --             10             10              1
  Additional paid-in capital....................           --     96,880,739     96,880,739    106,880,748
  Accumulated deficit...........................   (3,555,257)   (22,110,739)   (91,137,037)   (91,137,037)
                                                  -----------   ------------   ------------   ------------
    Total stockholders' equity (deficit)........     (696,810)    74,770,010      5,743,712   $ 15,743,712
                                                  -----------   ------------   ------------   ------------
    Total liabilities and stockholders' equity
      (deficit).................................  $   501,254   $ 92,774,403   $ 59,759,092
                                                  ===========   ============   ============

   The accompanying notes are an integral part of these financial statements.

                                 REEL.COM, INC.
                         (A WHOLLY-OWNED SUBSIDIARY OF
                      HOLLYWOOD ENTERTAINMENT CORPORATION)

                            STATEMENTS OF OPERATIONS

                                                                                 POST-ACQUISITION
                                             PRE-ACQUISITION               ----------------------------
                                 ---------------------------------------   ----------------------------
                                                            NINE MONTHS    THREE MONTHS    NINE MONTHS
                                 YEAR ENDED DECEMBER 31,       ENDED          ENDED           ENDED
                                 -----------------------   SEPTEMBER 30,   DECEMBER 31,   SEPTEMBER 30,
                                   1996         1997           1998            1998           1999
                                 ---------   -----------   -------------   ------------   -------------
Net revenue....................  $      --   $   745,093   $  8,567,860    $  6,472,026   $ 21,613,082
Operating expenses:
  Cost of net revenue..........         --       546,888     10,112,894       6,746,545     22,707,621
  Marketing and sales..........     52,784       569,560      8,102,153       5,113,674     16,671,931
  Product development..........    482,697       950,954      2,947,955       1,385,220      6,776,807
  General and administrative...    222,998     1,474,950      2,341,245         736,188      4,133,318
  Amortization of intangible
     assets and goodwill.......         --            --             --      12,543,679     37,631,037
  Write-off of purchased
     research and
     development...............         --            --             --       1,900,000             --
  Stock-based compensation.....         --            --        605,397              --             --
                                 ---------   -----------   ------------    ------------   ------------
       Total operating
          expenses.............    758,479     3,542,352     24,109,644      28,425,306     87,920,714
                                 ---------   -----------   ------------    ------------   ------------
Loss from operations...........   (758,479)   (2,797,259)   (15,541,784)    (21,953,280)   (66,307,632)
Interest expense...............       (100)       (1,670)      (495,241)       (166,303)    (2,726,985)
Interest income................         --         2,251         35,003           8,844          8,319
                                 ---------   -----------   ------------    ------------   ------------
       Loss before income
          taxes................   (758,579)   (2,796,678)   (16,002,022)    (22,110,739)   (69,026,298)
Income taxes...................         --            --             --              --             --
                                 ---------   -----------   ------------    ------------   ------------
  Net loss.....................  $(758,579)  $(2,796,678)  $(16,002,022)   $(22,110,739)  $(69,026,298)
                                 =========   ===========   ============    ============   ============
Net loss per share:
  Basic and diluted............                                            $    (22,111)  $    (69,026)
                                                                           ============   ============
  Weighted average shares-basic
     and diluted...............                                                   1,000          1,000
                                                                           ============   ============

   The accompanying notes are an integral part of these financial statements.

                                 REEL.COM, INC.
                         (A WHOLLY-OWNED SUBSIDIARY OF
                      HOLLYWOOD ENTERTAINMENT CORPORATION)

                  STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                                          MEMBERS' EQUITY         COMMON STOCK       PREFERRED STOCK
                                      ------------------------   ---------------   -------------------     ADDITIONAL
                                        UNITS        AMOUNT      SHARES   AMOUNT     SHARES     AMOUNT   PAID-IN CAPITAL
                                      ----------   -----------   ------   ------   ----------   ------   ---------------
Capital contributions...............   4,700,000   $   759,089      --     $--             --   $  --      $        --
Net loss............................
                                      ----------   -----------   -----     ---     ----------   ------     -----------
Balance at December 31, 1996........   4,700,000       759,089      --      --             --      --               --
Capital contributions...............   2,099,358     2,099,358
Net loss............................
                                      ----------   -----------   -----     ---     ----------   ------     -----------
Balance at December 31, 1997........   6,799,358     2,858,447      --      --             --      --               --
Restructure to C corporation (Note
  1)................................  (6,799,358)   (2,858,447)                                              2,858,447
Conversion of debt to equity........                                                                         2,022,712
Issuance of preferred stock.........                                                4,143,475   4,143        8,780,024
Net loss............................
                                      ----------   -----------   -----     ---     ----------   ------     -----------
Balance at September 30, 1998.......          --   $        --      --     $--      4,143,475   $4,143     $13,661,183
                                      ==========   ===========   =====     ===     ==========   ======     ===========
Balance at October 1, 1998..........          --   $        --      --     $--             --   $  --      $        --
Issuance of common stock to
  Hollywood Entertainment...........                             1,000      10                              96,880,739
Net loss............................
                                      ----------   -----------   -----     ---     ----------   ------     -----------
Balance at December 31, 1998........                             1,000      10             --      --       96,880,739
Net loss............................
                                      ----------   -----------   -----     ---     ----------   ------     -----------
Balance at September 30, 1999.......          --   $        --   1,000     $10             --   $  --      $96,880,739
                                      ==========   ===========   =====     ===     ==========   ======     ===========

                                                          TOTAL
                                      ACCUMULATED     STOCKHOLDERS'
                                        DEFICIT      EQUITY (DEFICIT)
                                      ------------   ----------------
Capital contributions...............  $         --     $    759,089
Net loss............................      (758,579)        (758,579)
                                      ------------     ------------
Balance at December 31, 1996........      (758,579)             510
Capital contributions...............                      2,099,358
Net loss............................    (2,796,678)      (2,796,678)
                                      ------------     ------------
Balance at December 31, 1997........    (3,555,257)        (696,810)
Restructure to C corporation (Note
  1)................................                             --
Conversion of debt to equity........                      2,022,712
Issuance of preferred stock.........                      8,784,167
Net loss............................   (16,002,022)     (16,002,022)
                                      ------------     ------------
Balance at September 30, 1998.......  $(19,557,279)    $ (5,891,953)
                                      ============     ============
Balance at October 1, 1998..........  $         --     $         --
Issuance of common stock to
  Hollywood Entertainment...........                     96,880,749
Net loss............................   (22,110,739)     (22,110,739)
                                      ------------     ------------
Balance at December 31, 1998........   (22,110,739)      74,770,010
Net loss............................   (69,026,298)     (69,026,298)
                                      ------------     ------------
Balance at September 30, 1999.......  $(91,137,037)    $  5,743,712
                                      ============     ============

   The accompanying notes are an integral part of these financial statements.

                                 REEL.COM, INC.
                         (A WHOLLY-OWNED SUBSIDIARY OF
                      HOLLYWOOD ENTERTAINMENT CORPORATION)

                            STATEMENTS OF CASH FLOWS

                                                       PRE-ACQUISITION                       POST-ACQUISITION
                                           ---------------------------------------     ----------------------------
                                                                      NINE MONTHS      THREE MONTHS    NINE MONTHS
                                           YEAR ENDED DECEMBER 31,       ENDED            ENDED           ENDED
                                           -----------------------   SEPTEMBER 30,     DECEMBER 31,   SEPTEMBER 30,
                                             1996         1997           1998              1998           1999
                                           ---------   -----------   -------------     ------------   -------------
Cash flows from operating activities:
Net loss.................................  $(758,579)  $(2,796,678)  $(16,002,022)     $(22,110,739)  $(69,026,298)
Adjustments to reconcile net loss to net
  cash used in operating activities:
  Depreciation of property and
    equipment............................      5,843        41,366        179,304           140,911        734,358
  Depreciation of videocassette rental
    inventory............................         --        12,131         55,733            82,783             --
  Amortization of goodwill and other
    intangible assets....................         --            --             --        12,543,679     37,631,037
  Write-off of purchased research and
    development..........................         --            --             --         1,900,000             --
  Stock-based compensation...............         --            --        605,397                --             --
  Allowance for sales returns............         --            --        271,306           (92,771)       (50,695)
  Allowance for inventory obsolescence...         --            --        275,000            38,715        172,500
Changes in operating assets and
  liabilities:
  Accounts receivable....................         --       (21,089)      (425,341)           64,227       (276,043)
  Merchandise inventory..................         --       (47,310)      (427,622)       (1,987,726)    (3,270,489)
  Prepaid expenses and other assets......     (4,714)      (61,001)    (1,123,416)          294,234        115,292
  Accounts payable.......................     28,505       272,814      6,980,091        (3,201,288)     3,146,215
  Accrued liabilities....................        704       141,615      1,429,935         1,248,092      1,273,056
                                           ---------   -----------   ------------      ------------   ------------
    Net cash used in operating
      activities.........................   (728,241)   (2,458,152)    (8,181,635)      (11,079,883)   (29,551,067)
                                           ---------   -----------   ------------      ------------   ------------
Cash flows from investing activities:
  Purchase of property and equipment.....    (63,946)     (187,149)    (1,079,132)         (758,342)    (2,025,314)
  Purchase of videocassette rental
    inventory............................         --       (62,675)       (87,972)               --             --
                                           ---------   -----------   ------------      ------------   ------------
    Net cash used in investing
      activities.........................    (63,946)     (249,824)    (1,167,104)         (758,342)    (2,025,314)
                                           ---------   -----------   ------------      ------------   ------------
Cash flows from financing activities:
  Bank overdraft.........................         --            --             --           413,558       (200,851)
  Proceeds from notes payable............     63,849       690,577      2,022,712                --             --
  Repayment of notes payable.............         --            --       (836,550)               --             --
  Proceeds from equity financing.........    759,089     2,099,358      8,784,167                --             --
  Proceeds from Hollywood Entertainment..         --            --      1,313,874         9,376,493     31,792,567
                                           ---------   -----------   ------------      ------------   ------------
    Net cash provided by financing
      activities.........................    822,938     2,789,935     11,284,203         9,790,051     31,591,716
                                           ---------   -----------   ------------      ------------   ------------
Change in cash...........................     30,751        81,959      1,935,464        (2,048,174)        15,335
Cash at beginning of period..............         --        30,751        112,710         2,048,174             --
                                           ---------   -----------   ------------      ------------   ------------
Cash at end of period....................  $  30,751   $   112,710   $  2,048,174      $         --   $     15,335
                                           =========   ===========   ============      ============   ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  ACTIVITIES
  Cash paid during the period for
    interest.............................  $      --   $        --   $         --      $         --   $         --
                                           =========   ===========   ============      ============   ============
SUPPLEMENTAL DISCLOSURE OF NON-CASH
  FINANCING ACTIVITIES
  Exchange of advertising for advertising
    or equipment.........................  $      --   $        --   $         --      $         --   $  1,014,377
                                           =========   ===========   ============      ============   ============
  Conversion of debt to equity...........  $      --   $        --   $  2,022,712      $         --   $         --
                                           =========   ===========   ============      ============   ============

   The accompanying notes are an integral part of these financial statements.

                                 REEL.COM, INC.
                         (A WHOLLY-OWNED SUBSIDIARY OF
                      HOLLYWOOD ENTERTAINMENT CORPORATION)

                         NOTES TO FINANCIAL STATEMENTS

1. BUSINESS

     Reel.com, Inc. (the "Company"), is the founder of the Reel.com Website, an online destination for film-related content and commerce. Through the Website, the Company provides an entertaining environment in which consumers can access a wide variety of film-related information such as news, film reviews, trivia, interviews, film clips, and editorial recommendations, and purchase a broad range of films.

     The Company was founded on January 1, 1996, as the Knowledge Project, a sole proprietorship. Its primary business activity was the development of the Website. On September 15, 1996, the Knowledge Project was re-named Reel LLC, a company under common control. During January 1997, the Website was launched. On July 1, 1997, Reel.Com LLC, a Delaware limited liability company, was formed. On April 30, 1998, Reel.Com LLC became Reel.com, Inc. Reel.com, Inc. was engaged in the online sale of videocassettes and the further development of the Website and its content. On October 1, 1998, pursuant to the Agreement and Plan of Merger and Reorganization, Hollywood Entertainment Corporation ("Hollywood Entertainment") acquired all of the outstanding shares of Reel.com, Inc.'s capital stock (see Note 7). Hollywood Entertainment's basis in the acquired net assets was pushed down to the Company's financial statements. The Company utilizes Hollywood Entertainment's business relationships, infrastructure and brand names and has relied on Hollywood Entertainment to provide financing for its operations.

     The Company has filed a registration statement with the Securities and Exchange Commission for a proposed initial public offering ("IPO") of common stock. The authorized capital stock of the Company consists of 1,000 shares of common stock with a par value of $.01 per share. Prior to the closing of the offering, the Company intends to amend its certificate of incorporation to increase its authorized capital stock. The Company will be authorized to issue a total of 150,000,000 shares of stock in two classes: 100,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.001 per share. After the offering, Hollywood Entertainment is expected to own a majority of the outstanding shares of Reel.com, Inc.'s common stock.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

     The accompanying financial statements represent the financial activities of the online business division of Reel.com, Inc., a wholly owned subsidiary of Hollywood Entertainment. Assets, liabilities, operations and cash flows associated with the Company's non-Internet-based business division are not included in the accompanying financial statements. The financial statements have been prepared as if the Company has operated as a stand-alone entity since inception.

     The Company's financial statements have been prepared assuming the Company will continue as a going concern. Since inception, the Company has devoted substantially all of its efforts to developing its business and has generated substantial losses, negative working capital and negative operating cash flows as reflected in these financial statements. The Company has relied primarily on equity infusions from third parties and

                                 REEL.COM, INC.
                         (A WHOLLY-OWNED SUBSIDIARY OF
                      HOLLYWOOD ENTERTAINMENT CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

advances from Hollywood Entertainment to fund its operations. However, Hollywood Entertainment is limited in the amount of additional financing it may provide to the Company pursuant to restrictive covenants contained in a Senior Credit Facility it maintains with a syndication of banks. These circumstances raise significant doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that may result from the outcome of this uncertainty.

     The Company will require additional funding to continue as a going concern. Management is seeking financial resources through the parent company through a contemplated initial public offering of its shares or through other sources. There can be no assurance that such offering will be successful or such resources will be available from the parent company or others.

     The Company's financial statements for the periods subsequent to its acquisition by Hollywood Entertainment include incremental corporate administration, finance and management costs allocated to the Company from Hollywood Entertainment based on specific identification of costs incurred on behalf of the Company, allocations of payroll costs incurred by Hollywood Entertainment's administrative and marketing personnel directly supporting the Company, and the cost of promotional activities performed on the Company's behalf. Management believes such allocations are reasonable under the circumstances. However, these allocations and estimates are not necessarily indicative of the costs that would have resulted if the Company had operated on a stand-alone basis during the three months ended December 31, 1998 and the nine months ended September 30, 1999 nor are they necessarily indicative of future costs to support the operations of the Company.

RISKS AND USE OF ESTIMATES

     The Company operates in the online media and retail industry, which is new, rapidly evolving and intensely competitive. The Company competes primarily with traditional retail outlets and other entities that maintain similar commercial web sites. There can be no assurance that the Company will achieve sufficient online traffic to realize economies of scale that justify the significant investments by third parties.

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments, certificates of deposit, and accounts receivable. The Company deposits its temporary cash investments with two financial institutions and these deposits exceed insured amounts. The Company sells products to consumers on a credit basis, and establishes allowances as necessary based on management's estimates expected returns.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Such estimates include the levels of valuation allowances for doubtful accounts receivable, deferred taxes, and inventory reserves. Actual results could differ from those estimates, and such differences could be material.

                                 REEL.COM, INC.
                         (A WHOLLY-OWNED SUBSIDIARY OF
                      HOLLYWOOD ENTERTAINMENT CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

REVENUE RECOGNITION

     The Company recognizes revenue from product sales, net of allowances for coupons, discounts and estimated returns, when the product is shipped to the customer. Outbound shipping and handling charges are included in net revenue. Such charges amounted to $0, $168,628, $1,989,682, $1,201,614, and $2,673,471,
during the years ended December 31, 1996 and 1997, the nine months ended September 30, 1998, the three months ended December 31, 1998, and the nine months ended September 30, 1999, respectively. Revenue from gift certificates is recognized upon product shipment following redemption. The Company provides an allowance for sales returns based on historical experience.

COST OF REVENUE

     Cost of revenue includes cost of merchandise inventory sold, the cost of promotional merchandise, and shipping and handling costs.

BARTER TRANSACTIONS

     The Company trades advertisements on its Website for advertisements on the Websites of other companies. Barter revenues and expenses are recorded at the fair market value of the services provided or received, whichever is more determinable in the circumstances. Revenue from barter transactions is recognized when the Company delivers advertisements for other companies on its Website. Barter expense is recognized when the Company's advertisements are delivered on the Websites of other companies, which is typically in the same period as the barter revenues are recognized. No advertising barter revenues were recorded during the years ended December 31, 1996 and 1997, the nine months ended September 30, 1998, the three months ended December 31, 1998; barter revenues of $1,014,377 were earned during the nine months ended September 30, 1999. The Company expects that barter revenues will represent a smaller percentage of its revenues in the future.

PRODUCT DEVELOPMENT

     Product development expenses consist primarily of payroll and related expenses for Website development, systems and telecommunications operations personnel and consultants, system and telecommunications infrastructure. To date, all product development costs have been expensed as incurred.

CASH AND CASH EQUIVALENTS

     Cash equivalents consist of highly liquid investments with original maturities of three months or less. Disbursements from bank accounts in excess of cash deposits at the respective banks are recorded as bank overdrafts.

MERCHANDISE INVENTORY

     Merchandise inventories, consisting primarily of pre-recorded movies on DVD, videocassettes and movie soundtracks on compact discs, are stated at the lower of cost or market. Cost is determined using the moving weighted average method, which approximates the first-in,

                                 REEL.COM, INC.
                         (A WHOLLY-OWNED SUBSIDIARY OF
                      HOLLYWOOD ENTERTAINMENT CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

first-out method. The Company records an allowance to reduce the carrying amounts of inventory to estimated net realizable value. As of December 31, 1997, 1998 and September 30, 1999, the allowance was $0, $313,715 and $486,215, respectively.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of those assets. Computer equipment is depreciated over an estimated useful life of three years and office furniture and equipment is depreciated over five years. Leasehold improvements are amortized over the shorter of their estimated useful life and the term of the lease.

INTANGIBLE ASSETS

     Intangible assets resulting from the acquisition of the Company by Hollywood Entertainment (see Note 9) were estimated by Hollywood Entertainment's management to be primarily associated with the acquired trademarks, in-place workforce, developed online commerce infrastructure, database and content, and goodwill. Intangible assets are amortized on a straight-line basis over the estimated period of benefit, which, because of the rapid changes occurring in the Internet industry including consolidation of distribution channels, short-lived Websites and tradenames, technological developments, and the intense competition for qualified Internet professionals, is two years.

INCOME TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities and net operating loss and credit carry forwards using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

ADVERTISING AND PROMOTIONAL EXPENSES

     Advertising and promotional costs are expensed as incurred. Advertising expense was $3,723, $242,215, $4,841,137, $2,592,761 and $9,590,358 for the
years ended December 31, 1996 and 1997, the nine months ended September 30, 1998, the three months ended December 31, 1998 and the nine months ended September 30, 1999, respectively, and is included in marketing and sales expenses in the accompanying statements of operations. During the nine months ended September 30, 1999, advertising expense includes $782,853 of costs arising from barter transactions.

STOCK-BASED COMPENSATION

     The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board ("APB") No. 25, Accounting for Stock

                                 REEL.COM, INC.
                         (A WHOLLY-OWNED SUBSIDIARY OF
                      HOLLYWOOD ENTERTAINMENT CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

Issued to Employees, and complies with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation. Under APB No. 25, compensation expense is recognized for the difference, if any, on the date of the grant, between the estimated fair value of the Company's stock and the exercise price of options to purchase that stock.

NET LOSS PER SHARE

     The Company computes net loss per share in accordance with SFAS No. 128, Earnings per Share, and SEC Staff Accounting Bulletin ("SAB") No. 98. Under the provisions of SFAS No. 128 and SAB No. 98, basic net income per share is computed by dividing the net income available to common stockholders for the period by the weighted average number of vested common shares outstanding during the period. The Company does not have any potentially dilutive common shares. Therefore, basic net loss per share equals diluted net loss per share.

     The following table sets forth the computation of basic and diluted net loss per share for the periods indicated (in thousands, except per share amounts):

                                              YEAR ENDED            NINE MONTHS    THREE MONTHS    NINE MONTHS
                                             DECEMBER 31,              ENDED          ENDED           ENDED
                                       -------------------------   SEPTEMBER 30,   DECEMBER 31,   SEPTEMBER 30,
                                         1996          1997            1998            1998           1999
                                       ---------   -------------   -------------   ------------   -------------
Numerator:
  Net loss...........................  $(758,579)  $  (2,796,678)  $(16,002,022)   $(22,110,739)  $(69,026,298)
                                       ---------   -------------   ------------    ------------   ------------
  Net loss available to common
    stockholders.....................  $(758,579)  $  (2,796,678)  $(16,002,022)   $(22,110,739)  $(69,026,298)
                                       =========   =============   ============    ============   ============
Denominator:
  Weighted average shares............                                                    1,000           1,000
                                                                                   ------------   ------------
  Denominator for basic
    calculation......................                                                    1,000           1,000
                                                                                   ============   ============
Basic net loss per share:............                                              $   (22,111)   $    (69,026)
                                                                                   ============   ============

UNAUDITED PRO FORMA PRESENTATION

     The unaudited pro forma balance sheet as of September 30, 1999 reflects the contribution of $10 million of intercompany advances from Hollywood Entertainment into additional paid-in capital which is intended to occur upon the closing of the Company's proposed initial public offering.

COMPREHENSIVE INCOME

     Effective January 1, 1998, the Company adopted the provisions of SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. To date, the Company has not had any transactions that are required to be reported in comprehensive income.

                                 REEL.COM, INC.
                         (A WHOLLY-OWNED SUBSIDIARY OF
                      HOLLYWOOD ENTERTAINMENT CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The disclosures prescribed by SFAS No. 131 are effective for the year ended December 31, 1998. The Company has determined that it does not have any separately reportable business segments as of December 31, 1998.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") No. 98-1, Software for Internal Use, which provides guidance on accounting for the cost of computer software developed or obtained for internal use. SOP No. 98-1 is effective for financial statements for fiscal years beginning after December 15, 1998. The adoption of SOP No. 98-1 in 1999 did not have a material impact on the Company's financial statements.

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities which is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. This statement establishes a new model for accounting for derivatives and hedging activities. Under SFAS No. 133, all derivatives must be recognized as assets and liabilities and measured at fair value. In July 1999, the FASB issued Statement of Accounting Standards No. 137 Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133 which defers the effective date to all fiscal quarters of fiscal years beginning after June 15, 2000. The adoption of SFAS No. 133 is not expected to have a significant impact on the Company's financial position or results of operations.

3. RELATED PARTY TRANSACTIONS

     Certain merchandise sold from October 1, 1998 through December 31, 1998 was purchased from Hollywood Entertainment at Hollywood Entertainment's cost. For the three months ended December 31, 1998 and the nine months ended September 30, 1999, such purchases amounted to $84,983 and $584,005, respectively. Hollywood Entertainment charges the Company the costs associated with such purchases, including cost of freight, handling and other costs, incurred by Hollywood Entertainment in connection with providing such merchandise.

     As a subsidiary of Hollywood Entertainment, the Company also receives, and is charged its proportionate share of various services from Hollywood Entertainment which are recorded in marketing and sales expense. Such charges were $236,876 and $1,432,839 for the three months ended December 31, 1998, and the nine months ended September 30, 1999, respectively. In the opinion of management, all allocations of such costs have been made on a reasonable and consistent basis, however, they are not necessarily indicative of nor is it practical for management to estimate the level of expenses which might have been incurred had the Company been operating as a separate, stand-alone company.

                                 REEL.COM, INC.
                         (A WHOLLY-OWNED SUBSIDIARY OF
                      HOLLYWOOD ENTERTAINMENT CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Prior to the closing of the offering, the Company and Hollywood Entertainment intend to enter into several intercompany agreements as described in the following three paragraphs. These agreements cover rights and obligations regarding income taxes, trademarks and the sharing of customer lists, competition, intercompany services, and stock registration.

     - The Tax Allocation Agreement generally provides that, following the closing of the offering, for so long as the Company remains a member of the Hollywood Entertainment taxpayer group, the Company will pay its proportionate share of Hollywood Entertainment tax liability computed as if the Company were filing a separate return, provided however, that any tax benefits attributable to the Company will be used by Hollywood Entertainment to the extent the Company is unable to use such benefits at that time. The Company will not be entitled to reimbursement for tax benefits utilized by other members of the Hollywood Entertainment taxpayer group.

     - Under the Intercompany Services Agreement, Hollywood Entertainment will continue to provide all of the services it currently provides to the Company at no more than 100% of Hollywood Entertainment's cost. Hollywood Entertainment will continue to supply used movies and other used entertainment products on video, DVD, and other media formats, previously used by Hollywood Entertainment in its retail stores, under terms and conditions that are no less favorable than those provided by Hollywood Entertainment to third parties. Hollywood Entertainment will continue to provide certain advertising services to Reel.com, on terms no less favorable than those provided by Hollywood Entertainment to third parties. These advertising services will include advertising in Hollywood Entertainment's in-store magazines, advertising space within in-store video loops and other direct marketing offerings made by Hollywood Entertainment to its customers. Hollywood Entertainment will permit the Company to use a portion of its offices at the lesser of the prevailing market rate for such space and the highest rate then being paid by Hollywood Entertainment for comparable space in the metropolitan area in which such space is located. The Company and Hollywood Entertainment will cooperate for the purpose of acquiring new movies and other new entertainment products on video, DVD, and other media formats from various movie studios and provide each other access to the other party's databases that contain information pertaining to customers and films.

     - The Company and Hollywood Entertainment intend to enter into an Asset Transfer Agreement, whereby the assets, liabilities, operations, and cash flows associated with the Company's non-Internet-based division will be transferred to Hollywood Entertainment.

     In addition, one of the Company's officers and two of its directors also serve as officers and directors of Hollywood Entertainment.

     Since October 1, 1998, the date Hollywood Entertainment acquired the Company, Hollywood Entertainment has provided all necessary funding for the operations of the Company; this funding is accounted for as intercompany advances. Through December 31, 1998 and September 30, 1999, intercompany advances totaled $10,690,367 and $42,482,934 respectively. Beginning in March 1999, Hollywood Entertainment has charged the Company 14% interest on the net outstanding balance. Interest expense for the three months ended

                                 REEL.COM, INC.
                         (A WHOLLY-OWNED SUBSIDIARY OF
                      HOLLYWOOD ENTERTAINMENT CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

December 31, 1998 and the nine months ended September 30, 1999 was $166,303 and $2,726,985, respectively. In addition, Hollywood Entertainment has provided payment guarantees for the Company's operating leases amounting to $2,609,100 as of September 30, 1999.

     In 1997, Hollywood Entertainment established a $300 million, five-year revolving Senior Credit Facility with a syndicate of lenders. As collateral for the credit facility, Hollywood Entertainment has pledged substantially all of its assets, including the shares of Reel.com common stock it owns. On March 1, 1999, the Senior Credit Facility was amended to, among other things, allow the issuance by Reel.com of shares of Reel.com common stock in a public offering.

     Hollywood Entertainment has confirmed its intention to continue to fund the operating cash needs of the Company and to not require repayment of the advances through the earlier of the effective date of this offering or October 2000. When the Company completes its anticipated initial public offering of common stock, $10 million of the proceeds will be used to repay Hollywood Entertainment, and the remaining outstanding balance will be contributed to the Company and recorded as additional paid-in capital.

4. PROPERTY AND EQUIPMENT

     Property and equipment as of December 31, 1997 and 1998, and September 30, 1999 is summarized as follows:

                                                         DECEMBER 31,
                                                    ----------------------    SEPTEMBER 30,
                                                      1997         1998           1999
                                                    --------    ----------    -------------
Computer equipment................................  $230,267    $1,843,476     $ 3,537,911
Furniture and office equipment....................    20,828       233,368         462,430
Leasehold improvements............................        --        11,725         113,542
                                                    --------    ----------     -----------
                                                     251,095     2,088,569       4,113,883
Less accumulated depreciation.....................   (47,209)     (367,424)     (1,101,782)
                                                    --------    ----------     -----------
Property and equipment, net.......................  $203,886    $1,721,145     $ 3,012,101
                                                    ========    ==========     ===========

     Depreciation expense amounted to $5,843, $41,366, $179,304, $140,911 and $734,358 for the years ended December 31, 1996 and 1997, the nine months ended September 30, 1998, the three months ended December 31, 1998 and the nine months ended September 30, 1999, respectively.

                                 REEL.COM, INC.
                         (A WHOLLY-OWNED SUBSIDIARY OF
                      HOLLYWOOD ENTERTAINMENT CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

5. ACCRUED EXPENSES

     Accrued expenses as of December 31, 1997 and 1998, and September 30, 1999 comprise the following:

                                                         DECEMBER 31,
                                                    ----------------------    SEPTEMBER 30,
                                                      1997         1998           1999
                                                    --------    ----------    -------------
Accrued payroll, vacation and bonuses.............  $ 50,077    $  362,357     $  467,945
Accrued professional fees.........................    12,000       419,879        663,385
Accrued marketing costs...........................        --       662,179      1,391,548
Accrued product costs.............................        --       794,074        692,528
Accrued utilities costs...........................        --       164,499        162,489
Other accrued expenses............................    80,242       417,358        715,507
                                                    --------    ----------     ----------
                                                    $142,319    $2,820,346     $4,093,402
                                                    --------    ----------     ----------

6. CONVERTIBLE NOTES PAYABLE

     The Company issued convertible promissory notes amounting to $682,335 with detachable warrants, to several investors in December 1997. Interest accrued from the date of the notes on the unpaid principal amount at a rate equal to 5.6% per annum, compounded semi-annually. The fair value of the warrants amounted to $52,000 determined using the Black-Scholes valuation model. Principal and unpaid interest were due and payable upon demand by the holders of a majority-in-interest of the aggregate principal amount of the notes at any time after June 30, 1998. Upon the closing of the Series C preferred stock financing in May 1998, the convertible promissory notes and accrued interest were automatically converted into shares of Series C preferred stock.

7. COMMITMENTS AND CONTINGENCIES

     The Company leases its office facilities and distribution center under operating leases which expire on February 28, 2005 and February 28, 2002, respectively. Future minimum obligations under non-cancelable operating leases at September 30, 1999 are as follows:

                                                              OPERATING
                                                                LEASES
                                                              ----------
Three months ending December 31, 1999.......................  $  100,100
Years ending December 31:
     2000...................................................     600,500
     2001...................................................     613,700
     2002...................................................     489,900
     2003...................................................     396,500
     2004 and thereafter....................................     408,400
                                                              ----------
          Total minimum lease payments......................  $2,609,100
                                                              ==========

     Rent expense under operating leases for the years ended December 31, 1996 and 1997, the nine months ended September 30, 1998, the three months ended December 31, 1998, and the

                                 REEL.COM, INC.
                         (A WHOLLY-OWNED SUBSIDIARY OF
                      HOLLYWOOD ENTERTAINMENT CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

nine months ended September 30, 1999 were $29,268, $42,125, $133,363, $47,108 and $219,905, respectively.

     As of September 30, 1999 the Company has entered into marketing agreements with third parties whereby the third parties provide advertising services and database links to the Company's Website. Fees to be paid by the Company for these services are determined as fixed monthly payments, or are calculated on a per "click-through" basis, or as a percentage of net revenues, as defined in the related agreements. These agreements expire on various dates through August 2000 whereby the Company is committed to pay minimum marketing fees of $2,754,321.

     In the normal course of business, the Company is at times subject to pending and threatened legal actions and proceedings. After reviewing pending and threatened actions and proceedings with counsel, management believes that the outcome of such actions or proceedings is not expected to have a material adverse effect on the financial position, cash flows, or results of operations of the Company.

8. INCOME TAXES

     The Company was formed as a limited liability company ("LLC") in September 1996, and converted to a C-corporation in April 1998. Net operating losses and tax credits generated prior to the Company's incorporation as a C Corporation were passed through to the owners of the LLC. Losses incurred subsequent to the acquisition by Hollywood Entertainment on October 1, 1998 were utilized to offset Hollywood Entertainment's taxable income.

     As of September 30, 1999, the Company had net operating loss carryforwards of approximately $12,431,000 and $12,431,000 for federal and state income tax purposes, respectively. The federal and state net operating loss carryforwards begin to expire in the years 2018 and 2003, respectively.

     The Company's ability to utilize its net operating loss carryforwards to offset future taxable income may be subject to restrictions as defined by the Tax Reform Act of 1986. These restrictions may limit, on an annual basis, the Company's future use of its net operating loss carryforwards. The amount, if any, of such limitations has not yet been determined.

     The components of the net deferred tax assets and liabilities are presented below:

                                                   SEPTEMBER 30,   DECEMBER 31,   SEPTEMBER 30,
                                                       1998            1998           1999
                                                   -------------   ------------   -------------
Net operating loss carryforwards.................   $ 4,952,000    $ 5,076,310     $ 5,076,310
Tax credit carryforwards.........................            --             --              --
Property and equipment...........................        85,000         85,000          85,000
Accruals and reserves............................       295,000        382,000         382,000
                                                    -----------    -----------     -----------
                                                      5,332,000      5,543,310       5,543,310
Less valuation allowance.........................    (5,332,000)    (5,543,310)     (5,543,310)
                                                    -----------    -----------     -----------
Net deferred tax asset...........................   $        --    $        --     $        --
                                                    ===========    ===========     ===========

                                 REEL.COM, INC.
                         (A WHOLLY-OWNED SUBSIDIARY OF
                      HOLLYWOOD ENTERTAINMENT CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     Due to the uncertainty surrounding the realization of the favorable tax attributes in future tax returns, the Company has placed a valuation allowance against its net deferred tax asset. The valuation allowance recorded for the periods ended December 31, 1998 and September 30, 1999 increased by $87,000 and $0, respectively.

     The difference between the income tax benefit at the federal statutory rate of 34% and the Company's effective tax rate is due primarily to the valuation allowance established to offset the deferred tax assets. The provision for income taxes is different than the amount computed using the applicable statutory federal income tax rate with the difference for each year summarized below:

                                                   SEPTEMBER 30,   DECEMBER 31,   SEPTEMBER 30,
                                                       1998            1998           1999
                                                   -------------   ------------   -------------
Federal tax benefit at statutory rate............       (34)%          (35)%           (35)%
State taxes, net of federal tax benefit..........        (6)            (6)             (6)
Nondeductible goodwill...........................        --             26              23
Benefit utilized by parent in consolidated
  return.........................................        --             15              18
Adjustment due to the increase in valuation
  allowance......................................        40             --              --
                                                        ---            ---             ---
Provision for income taxes.......................        --%            --%             --%
                                                        ===            ===             ===

9. ACQUISITION BY HOLLYWOOD ENTERTAINMENT

     Effective October 1, 1998, Hollywood Entertainment agreed to acquire all the outstanding shares of Reel.com, Inc. The acquisition has been accounted for using the purchase method of accounting and accordingly, the purchase price has been allocated to the tangible and intangible assets acquired and liabilities assumed on the basis of their relative fair values on the acquisition date. The fair value of intangible assets was determined using a combination of the income approach and the cost approach.

     The total purchase price of approximately $96.9 million consisted of $32.7 million in cash and 4,000,000 shares of Hollywood Entertainment's common stock and 1,000,000 shares of Hollywood Entertainment Series A redeemable preferred stock. Outstanding stock options of the acquired company were exchanged for stock options of Hollywood Entertainment and have been included in the purchase price based on their fair value. The fair value of the stock options was estimated using the Black-Scholes model with the following weighted average assumptions: deemed fair value of the underlying common stock of $11.18 to $11.39, risk-free interest rate of 4.2%, expected life of four years, expected dividend rate of 0%, and volatility rate of 72.5%. Of the total purchase price, $5.3 million was allocated to net liabilities assumed and $8.7 million to identified intangible assets, including developed database content of $1.1 million, in-process research and development of $1.9 million, purchased trademark and trade name of $3.6 million, workforce of $2.1 million and the remainder of $93.5 million to goodwill. Except for in-process research and development which was immediately written off, the intangible assets are being amortized over their estimated useful lives of two years.

                                 REEL.COM, INC.
                         (A WHOLLY-OWNED SUBSIDIARY OF
                      HOLLYWOOD ENTERTAINMENT CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The following unaudited pro forma financial information reflects the results of operations for the years ended December 31, 1997 and 1998, as if the acquisition had occurred on January 1, 1997, after giving effect to purchase accounting adjustments. These pro forma results have been prepared for comparative purposes only, do not purport to be indicative of what operating results would have been had the acquisition actually taken place on January 1, 1997, and may not be indicative of future operating results (in thousands, except per share amounts):

                                                                1997        1998
                                                              --------    --------
Net revenue.................................................  $    745    $ 15,040
                                                              ========    ========
Operating loss..............................................  $(54,872)   $(75,126)
                                                              ========    ========
Net loss....................................................  $(54,871)   $(75,744)
                                                              ========    ========
Net loss per share:
  Basic and diluted.........................................  $(54,871)   $(75,744)
                                                              ========    ========
  Weighted average shares -- basic and diluted..............     1,000       1,000
                                                              ========    ========

Fair value of tangible assets acquired by Hollywood
  Entertainment.............................................  $  3,634
Goodwill and fair value of intangible assets................   100,349
Purchased research and development..........................     1,900
Fair value of stock issued..................................   (53,450)
Fair value of stock options issued..........................   (10,840)
Fair value of liabilities assumed...........................    (8,934)
                                                              --------
Cash paid, including transaction costs, net of cash
  received..................................................  $ 32,659
                                                              ========

10. SHAREHOLDERS' EQUITY

COMMON STOCK

     The Company is authorized to issue one class of stock designated as common stock. The total number of shares of common stock which the Company is authorized to issue is 1,000 shares, par value $0.01 per share.

STOCK OPTIONS

     On April 30, 1998, the Company's Board of Directors adopted the 1998 Stock Option Plan (the "Plan"), which provided for the grant of incentive stock options, and non-qualified stock options. On October 1, 1998, in conjunction with the acquisition by Hollywood Entertainment, this plan was terminated and all outstanding options were exchanged for options to purchase shares of Hollywood Entertainment's stock.

                                 REEL.COM, INC.
                         (A WHOLLY-OWNED SUBSIDIARY OF
                      HOLLYWOOD ENTERTAINMENT CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

     The following tables summarize stock option activity during the period through September 30, 1998 and from October 1, 1998 (date of acquisition) through September 30, 1999:

                                                                                        WEIGHTED
                                                                           AGGREGATE    AVERAGE
                                             OPTIONS     EXERCISE PRICE    EXERCISE     EXERCISE
                                           OUTSTANDING     PER SHARE         PRICE       PRICE
                                           -----------   --------------   -----------   --------
Balances at December 31, 1997............          --                --            --        --
Options granted..........................   2,732,661    $  0.30 - 0.40   $   983,758    $ 0.36
                                           ----------                     -----------
Balances at September 30, 1998...........   2,732,661                         983,758
Options canceled on October 1, 1998 as
  part of the Hollywood Entertainment
  acquisition............................  (2,732,661)   $ (0.30 - 0.40)     (983,758)   $(0.36)
Hollywood Entertainment options granted
  to Reel.com, Inc. employees in
  replacement of canceled options........   1,066,069    $ 0.56 - 11.88       831,534    $ 0.78
Hollywood Entertainment options granted
  to Reel.com, Inc. employees............      49,250    $10.63 - 25.06       996,328    $20.23
                                           ----------                     -----------
Balances at December 31, 1998............   1,115,319                       1,827,862
Hollywood Entertainment options granted
  to Reel.com, Inc. employees............     561,150    $ 0.80 - 33.50     7,945,884    $14.16
                                           ----------                     -----------
Hollywood Entertainment options canceled
  or exercised...........................  (1,004,821)   $ 0.56 - 33.50    (4,099,670)   $ 4.08
Balances at September 30, 1999...........     671,648                     $ 5,674,076
                                           ----------                     -----------

     Options outstanding and exercisable by price range at September 30, 1999, are as follows:

                                   WEIGHTED
   RANGE OF                        AVERAGE
   EXERCISE         NUMBER       CONTRACTUAL       NUMBER
     PRICE        OUTSTANDING   REMAINING LIFE   EXERCISABLE
---------------   -----------   --------------   -----------
$ 0.56 -  0.80      276,748           8.0          76,744
$10.63 - 19.88      394,900           8.7           2,646
                    -------                        ------
                    671,648                        79,390
                    =======                        ======

     In connection with the granting of certain stock options to employees during the nine months ended September 30, 1998, the Company recorded deferred compensation of $4,523,882. This deferred compensation was determined as the amount that the estimated value of the Company's stock exceeded the exercise price of options on the date of grant and was being amortized over the expected service periods of the grantees, generally four years. Amortization of deferred compensation for the nine months ended September 30, 1998, was $605,397. This plan was terminated when Hollywood Entertainment acquired the Company on October 1, 1998.

     The following information concerning the employee stock options is provided in accordance with SFAS No. 123, Accounting for Stock-Based Compensation. The Company

                                 REEL.COM, INC.
                         (A WHOLLY-OWNED SUBSIDIARY OF
                      HOLLYWOOD ENTERTAINMENT CORPORATION)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

accounts for the Plan in accordance with Accounting Principles Board (APB) Opinion No. 25 and related interpretations, and has adopted the disclosure-only provisions of SFAS 123.

     The value of each employee stock option grant has been estimated on the date of grant using the minimum value method. The weighted average minimum values for the periods ended September 30, 1998, December 31, 1998 and September 30, 1999 were $0.06, $3.65 and $2.27, respectively. The following assumptions were used in determining the fair value of options granted:

                              SEPTEMBER 30,    DECEMBER 31,    SEPTEMBER 30,
                                  1998             1998            1999
                              -------------    ------------    -------------
Risk-free interest rate.....    5.15%            5.50%           4.75%
Expected life...............   4 years          4 years         4 years
Dividends...................      0%              0%               0%
Volatility..................      0%              0%               0%

     The following comprises the pro forma net loss information pursuant to the provisions of SFAS No. 123:

                              SEPTEMBER 30,    DECEMBER 31,    SEPTEMBER 30,
                                  1998             1998            1999
                              -------------    ------------    -------------
Net loss -- Actual..........  $(16,002,022)    $(22,110,739)   $(69,026,298)
Net loss -- Pro Forma.......  $(16,015,719)    $(22,132,299)   $(69,059,586)

                                 REEL.COM, INC.
                         (A WHOLLY-OWNED SUBSIDIARY OF
                      HOLLYWOOD ENTERTAINMENT CORPORATION)

                   UNAUDITED PRO FORMA FINANCIAL INFORMATION
                                    OVERVIEW

     On October 1, 1998, Hollywood Entertainment Corporation ("Hollywood Entertainment") completed the merger of Reel.com, Inc. ("Reel.com") with and into Hollywood Entertainment. As a result, Hollywood Entertainment acquired all the outstanding shares of Reel.com for approximately $32.7 million in cash, 4,000,000 shares of Hollywood Entertainment common stock and 1,000,000 shares of Hollywood Entertainment Series A redeemable preferred stock.

     The pro forma financial information has been prepared as if the acquisition of Reel.com had taken place at January 1, 1998 for the pro forma statements of operations for the year ended December 31, 1998.

     The acquisition of Reel.com has been accounted for as a purchase, whereby the assets and liabilities have been recorded based upon their estimated fair values at the date of the acquisition.

     These pro forma financial statements are provided for illustrative purposes only and are not necessarily indicative of the operations that would have resulted if the acquisition had occurred on the dates indicated or which may be obtained in the future.

                                 REEL.COM, INC.
                         (A WHOLLY-OWNED SUBSIDIARY OF
                      HOLLYWOOD ENTERTAINMENT CORPORATION)

                       PRO FORMA STATEMENT OF OPERATIONS
                                  (UNAUDITED)

                                                                                 NINE MONTHS
                                                                                    ENDED
                                                                                SEPTEMBER 30,
                                        YEAR ENDED DECEMBER 31, 1998                1999
                                --------------------------------------------    -------------
                                   ACTUAL       ADJUSTMENTS       PROFORMA         ACTUAL
                                ------------    ------------    ------------    -------------
Net revenue...................  $ 15,039,886    $         --    $ 15,039,886    $ 21,613,082
Operating expenses:
  Cost of net revenue.........    16,859,439              --      16,859,439      22,707,621
  Marketing and sales.........    13,215,827              --      13,215,827      16,671,931
  Product development.........     4,333,175              --       4,333,175       6,776,807
  General and
     administrative...........     3,077,433              --       3,077,433       4,133,318
  Amortization of intangible
     assets and goodwill......    12,543,679      37,631,037(1)   50,174,716      37,631,037
  Write-off of purchased
     research and
     development..............     1,900,000              --       1,900,000              --
  Stock based compensation....       605,397                         605,397              --
                                ------------    ------------    ------------    ------------
     Total operating
       expenses...............    52,534,950      37,631,037      90,165,987      87,920,714
                                ------------    ------------    ------------    ------------
Loss from operations..........   (37,495,064)    (37,631,037)    (75,126,101)    (66,307,632)
Interest expense (net)........      (617,697)             --        (617,697)     (2,718,666)
                                ------------    ------------    ------------    ------------
Loss before income taxes......   (38,112,761)    (37,631,037)    (75,743,798)    (69,026,298)
Income taxes..................            --              --              --              --
                                ------------    ------------    ------------    ------------
Net loss......................  $(38,112,761)   $(37,631,037)   $(75,743,798)   $(69,026,298)
                                ============    ============    ============    ============
Net loss per share:
  Basic and diluted...........  $    (38,113)                   $    (75,744)   $    (69,026)
                                ============                    ============    ============
  Weighted average
     shares-basic and
     diluted..................         1,000                           1,000           1,000
                                ============                    ============    ============

                                 REEL.COM, INC.
                         (A WHOLLY-OWNED SUBSIDIARY OF
                      HOLLYWOOD ENTERTAINMENT CORPORATION)

                   NOTES TO PRO FORMA STATEMENT OF OPERATIONS
                                  (UNAUDITED)

1. PROFORMA ADJUSTMENTS

     The following adjustments were applied to the Company's historical financial statements to arrive at the proforma financial information.

     (1) To record amortization of intangible assets and goodwill on a straight-line basis over the estimated useful life of two years.

2. NET LOSS PER SHARE

     Basic net loss per share for the year ended December 31, 1998 is computed using the weighted average number of common shares outstanding during the year. The Company does not have any potentially dilutive common shares. Therefore, basic net loss per share equals diluted net loss per share.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                               SHARES

                                     [LOGO]

                                  COMMON STOCK
                           -------------------------
                                   PROSPECTUS
                           -------------------------

                               HAMBRECHT & QUIST

                         BANC OF AMERICA SECURITIES LLC

                             DAIN RAUSCHER WESSELS

                            WIT CAPITAL CORPORATION

                           -------------------------

                                         , 2000
                           -------------------------

     You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

     No action is being taken in any jurisdiction outside of the United States to permit a public offering of the common stock or possession or distribution of this prospectus in any such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to that jurisdiction.

     Until           , 2000, all dealers that buy, sell or trade the common
stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the costs and expenses, other than underwriting discounts, payable by the Registrant in connection with the offer and sale of the common stock being registered. All amounts are estimates except the registration fee, the NASD filing fee and the Nasdaq National Market entry fee.

Registration fee............................................    15,840
NASD filing fee.............................................     6,500
Blue Sky fees and expenses (including legal fees)...........     5,000
Nasdaq National Market entry fee............................     5,000
*Accounting fees and expenses...............................
*Other legal fees and expenses..............................
*Transfer agent and registrar fee...........................
*Printing and engraving.....................................
*Miscellaneous..............................................
                                                              --------
          *Total............................................
                                                              ========

---------------

* to be completed by amendment

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). As permitted by the Delaware General Corporation Law, the Registrant's Amended and Restated Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the Delaware General Corporation Law (regarding unlawful dividends and stock purchases) or (iv) for any transaction from which the director derived an improper personal benefit. As permitted by the Delaware General Corporation Law, the Bylaws of the Registrant provide that (i) the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions, (ii) the Registrant may indemnify its other employees and agents as set forth in the Delaware General Corporation Law, (iii) the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions and (iv) the rights conferred in the Bylaws are not exclusive. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Registrant regarding which indemnification is sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification. Reference is also made to Section 7 of the Underwriting Agreement, which provides for the indemnification of officers, directors and controlling persons of the Registrant against certain liabilities. In addition, certain of the intercompany agreements provide for the indemnification of officers, directors and controlling persons of the Registrant against certain liabilities. The indemnification provisions in the Registrant's Restated Certificate of Incorporation and in its Bylaws may be sufficiently broad to permit indemnification of the Registrant's directors and executive officers for liabilities arising under the Securities Act. The Registrant, with approval by the Registrant's Board of Directors, expects to obtain directors' and officers' liability insurance. Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein:

                          DOCUMENT                            EXHIBIT NUMBER
                          --------                            --------------
Form of Underwriting Agreement..............................        1.1
Form of Restated Certificate of Incorporation of
  Registrant................................................        3.3
Form of Bylaws of Registrant................................        3.4
Form of Indemnification Agreement...........................       10.7

     The Company has entered into indemnification agreements with each of the Company's directors, a form of which is attached as an exhibit hereto and is incorporated herein by reference.

     The Registrant may obtain insurance for the protection of its directors and officers against any liability asserted against them in their official capacities. The rights of indemnification described above are not exclusive of any other rights of indemnification to which the persons indemnified may be entitled under any bylaw, agreement, vote of stockholders or directors or otherwise.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     All shares issued prior to the completion of the offering described herein were issued to Hollywood Entertainment Corporation in October 1998 in connection with the acquisition of Reel.com, a transaction exempt from Section 5 of the Securities Act pursuant to Section 4(2) thereof.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     A.  EXHIBITS

  *1.1  Form of Underwriting Agreement
   3.1  Certificate of Incorporation
   3.2  Certificate of Amendment to the Certificate of Incorporation
  *3.3  Bylaws
  *3.4 Form of Amended and Restated Certificate of Incorporation to be filed and become effective prior to effectiveness of this Registration Statement
  *3.5 Form of Bylaws to become effective prior to effectiveness of this Registration Statement
  *3.6 Form of Amended and Restated Certificate of Incorporation to be filed and become effective upon the closing of this offering
   4.1  See Article II of Exhibit 3.1 and Article I of Exhibit 3.2
  *4.2  Specimen Stock Certificate of Registration
  *5.1  Opinion of Brobeck Phleger & Harrison, LLP
 *10.1  1999 Stock Incentive Plan
 *10.2  1999 Employee Stock Purchase Plan
 *10.3  Form of Incentive Stock Option Agreement
 *10.4  Notice of Grant of Stock Option
 *10.5 Form of Employment Agreement by and between Reel.com and David Rochlin

  10.6  Office Lease between the Company and BEP-Emeryville, L.P.
  10.7 Form of Indemnification Agreement entered into between Reel.com and its directors and officers
  23.1  Consent of PricewaterhouseCoopers LLP
  23.2  Consent of Brobeck Phleger & Harrison LLP (included in
        Exhibit 5.1)
  24.1  Power of Attorney (included on signature page)
  27.1  Financial Data Schedule

-------------------------
* To be filed by amendment.

     B.  FINANCIAL STATEMENT SCHEDULES

     Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Emeryville, State of California, on December 2, 1999.

                                          REEL.COM, INC.

                                          By        /s/ MARK WATTLES
                                            ------------------------------------
                                                        Mark Wattles
                                            Chairman and Chief Executive Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Alex Bond as his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him in his name, place and stead, in any and all capacities, in connection with this Registration Statement, including to sign and file in the name and on behalf of the undersigned as director or officer of the Registrant (i) any and all amendments or supplements (including any and all stickers and post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, and (ii) any and all additional registration statements, and any and all amendments thereto, relating to the same offering of securities as those that are covered by this Registration Statement that are filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933, with the Securities and Exchange Commission and any applicable securities exchange or securities self-regulatory body, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS ON DECEMBER 2, 1999 IN THE CAPACITIES INDICATED:

                 SIGNATURE                                      TITLE
                 ---------                                      -----
Principal Executive Officer:
/s/ MARK WATTLES                             Chairman of the Board of Directors and
-------------------------------------------  Chief Executive Officer
Mark Wattles

Principal Financial and Accounting Officer:

/s/ ALEX M. BOND                             Chief Financial Officer
-------------------------------------------
Alex M. Bond

/s/ DONALD J. EKMAN                          Director
-------------------------------------------
Donald J. Ekman

                                 EXHIBIT INDEX

EXHIBIT                                                                  SEQUENTIAL
NUMBER                            DESCRIPTION                             PAGE NO.
-------                           -----------                            ----------
   *1.1   Form of Underwriting Agreement..............................
    3.1   Certificate of Incorporation................................
    3.2   Certificate of Amendment to the Certificate of
          Incorporation...............................................
   *3.3   Bylaws......................................................
   *3.4   Form of Amended and Restated Certificate of Incorporation to
          be filed and become effective prior to effectiveness of this
          Registration Statement......................................
   *3.5   Form of Bylaws to become effective prior to effectiveness of this Registration Statement.................................
   *3.6   Form of Amended and Restated Certificate of Incorporation to
          be filed and become effective upon the closing of this
          offering....................................................
    4.1   See Article II of Exhibit 3.1 and Article I of Exhibit
          3.2.........................................................
   *4.2   Specimen Stock Certificate of Registration..................
   *5.1   Opinion of Brobeck Phleger & Harrison, LLP..................
  *10.1   1999 Stock Incentive Plan...................................
  *10.2   1999 Employee Stock Purchase Plan...........................
  *10.3   Form of Incentive Stock Option Agreement....................
  *10.4   Notice of Grant of Stock Option.............................
  *10.5   Form of Employment Agreement by and between Reel.com and
          David Rochlin...............................................
   10.6   Office Lease between the Company and BEP-Emeryville, L.P....
   10.7   Form of Indemnification Agreement entered into between
          Reel.com and its directors and officers.....................
   23.1   Consent of PricewaterhouseCoopers LLP.......................
   23.2   Consent of Brobeck Phleger & Harrison LLP (included in
          Exhibit 5.1)................................................
   24.1   Power of Attorney (included on signature page)..............
   27.1   Financial Data Schedule.....................................

-------------------------
* To be filed by amendment.